UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2018

COMMISSION FILE NUMBER 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

Euljiro 65 (Euljiro2-ga), Jung-gu

Seoul 100-999, Korea

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

QUARTERLY BUSINESS REPORT

(From January 1, 2018 to March 31, 2018)

THIS IS A SUMMARY OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN WHICH IS IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS.

ALL REFERENCES TO THE “COMPANY” SHALL MEAN SK TELECOM CO., LTD. AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, ITS CONSOLIDATED SUBSIDIARIES. REFERENCES TO “SK TELECOM” SHALL MEAN SK TELECOM CO., LTD., BUT SHALL NOT INCLUDE ITS CONSOLIDATED SUBSIDIARIES.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH THE INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA (“K-IFRS”) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	COMPANY OVERVIEW

1. Company Overview

The Company’s quarterly business report for the three months ended March 31, 2018 includes the following consolidated subsidiaries:

Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2017 (millions of Won)	Material Subsidiary*
SK Telink Co., Ltd.	Apr. 9, 1998	Telecommunication services and satellite broadcasting services	455,685	Material
SK M&Service Co., Ltd.	Feb. 10, 2000	Online information services	113,515	Material
SK Communications Co., Ltd.	Sept. 19, 1996	Internet portal and other Internet information services	90,923	Material
SK Broadband Co., Ltd.	Sept. 5, 1997	Fixed-line telecommunication services, multimedia and IPTV services	3,802,349	Material
Home & Service Co., Ltd.	June 5, 2017	Information and telecommunication network maintenance	83,698	Material
SK Stoa Co., Ltd.	December 1, 2017	Data broadcasting and commercial retail platform services	42,898
K-net Culture and Contents Venture Fund	Nov. 24, 2008	Investment partnership	250,747	Material
PS&Marketing Co., Ltd.	Apr. 3, 2009	Sale of telecommunication devices	506,883	Material
Service Ace Co., Ltd.	Jul. 1, 2010	Customer center management services	77,681	Material
Service Top Co., Ltd.	Jul. 1, 2010	Customer center management services	65,406
Network O&S Co., Ltd.	Jul. 1, 2010	Network maintenance services	87,000	Material
SK Planet Co., Ltd.	Oct. 1, 2011	Telecommunication and platform services	1,534,866	Material
NSOK Co., Ltd.	Jun. 12, 2008	Security system services	94,114	Material
Iriver Ltd.	Jul. 12, 2000	Audio device manufacturing	130,878	Material
Iriver Enterprise Ltd.	Jan. 14, 2014	Management of Chinese subsidiary	36,465
Iriver Inc.	Feb. 15, 2007	North America marketing and sales	1,498
Iriver China Co., Ltd.	Jun 24, 2004	Electronic device manufacturing	3,401
DongGuan Iriver Electronics Co., Ltd.	Jul. 6, 2006	Electronic device manufacturing	43
groovers Japan Co., Ltd.	Feb. 25, 2015	Contents and information distribution	1,232
S.M. Life Design Company Japan Inc.	June 25, 2008	Japanese merchandise business	6,366
S.M. Mobile Communications JAPAN Inc.	May 6, 2016	Contents and information distribution	125
SK Telecom China Holdings Co., Ltd.	Jul. 12, 2007	Investment (holding company)	43,290
SK Global Healthcare Business Group, Ltd.	Sept. 14, 2012	Investment (SPC)	14,033
SK Planet Japan, K. K.	Mar. 14, 2012	Digital contents sourcing services	2,945
SKT Vietnam PTE., Ltd.	Apr. 5, 2000	Telecommunication services	4,135

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Name	Date of Establishment	Principal Business	Total Assets as of Dec. 31, 2017 (millions of Won)	Material Subsidiary*
SK Planet Global PTE, LTD.	Aug. 4, 2012	Digital contents sourcing services	87
SKP GLOBAL HOLDINGS PTE, LTD.	Aug. 10, 2012	Investment (holding company)	41,320
SKT Americas, Inc.	Dec. 29, 1995	Information collection and management consulting services	32,923
SKP America LLC	Jan. 27, 2012	Digital contents sourcing services	412,251	Material
YTK Investment Ltd.	Jul. 1, 2010	Investment	3,169
Atlas Investment	Jun. 24, 2011	Investment	71,908
SK Telecom Innovation Fund, L.P.	Jan. 15, 2016	Investment	33,084
SK Telecom China Fund I L.P.	Sept. 14, 2011	Investment	19,666
SK TechX Co., Ltd.	Mar. 1, 2016	Telecommunication services	237,700	Material
Onestore Co., Ltd.	Mar. 1, 2016	Contents distribution	104,891	Material
Shopkick Management Company, Inc.	Oct. 9, 2014	Investment	338,650	Material
Shopkick, Inc.	Jun. 1, 2009	Mileage based e-commerce application development	37,336
11st (Thailand) Co., Ltd.	Apr. 5, 2016	E-commerce	13,976
HelloNature Co., Ltd.	Jan. 5, 2012	B2C organic food e-commerce	2,124
FSK L&S Co., Ltd.	Oct. 20, 2016	Logistics consulting	33,175
FSK L&S (Shanghai) Co., Ltd.	Jul. 29, 2010	International logistics	5,327
SK Telecom Japan Inc.	Mar. 1, 2018	Digital contents sourcing services	10,010
Groovers Co., Ltd.	Feb. 15, 2000	Contents distribution	534

ø	Material Subsidiary means a subsidiary with total assets of Won 75 billion or more as of the end of the latest fiscal year.

ø	On January 2, 2017, SK M&Service Co., Ltd. changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd.

ø	On April 6, 2017, NSOK Co., Ltd. changed its name to NSOK Co., Ltd. from Neosnetworks Co., Ltd.

Changes in subsidiaries during the three months ended March 31, 2018 are set forth below.

Change	Name	Remarks
Additions	FSK L&S Co., Ltd.	Newly acquired by the Company
	FSK L&S (Shanghai) Co., Ltd.	Newly acquired by the Company
	SK Telecom Japan Inc.	Newly established by the Company
	Groovers Co., Ltd.	Iriver Ltd. acquired control by acquiring additional shares during this period

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A.	Corporate Legal Business Name: SK Telecom Co., Ltd.

B.	Date of Incorporation: March 29, 1984

C.	Location of Headquarters

(1)	Address: 65 Euljiro, Jung-gu, Seoul, Korea

(2)	Phone: +82-2-6100-2114

(3)	Website: http://www.sktelecom.com

D.	Major Businesses

(1)	Wireless business

The Company provides wireless telecommunications services, characterized by its competitive strengths in handheld devices, affordable pricing, network coverage and an extensive contents library. The Company continues to maintain its reputation as the unparalleled premium network operator in the 2G, 3G and LTE markets on the basis of its technological leadership and network management technology. In addition, the Company is leading the process of global technology standardization with the aim of being the world’s first to commercialize 5G technology.

In order to strengthen its sales channels, the Company has been offering a variety of fixed-line and wireless telecommunication convergence products through its subsidiary, PS&Marketing Co., Ltd. (“PS&Marketing”). PS&Marketing provides differentiated service to customers through the establishment of new sales channels and product development. Through its subsidiaries Service Ace Co., Ltd. and Service Top Co., Ltd., the Company operates customer service centers in Seoul and provides telemarketing services. Additionally, Network O&S Co., Ltd., the Company’s subsidiary responsible for the operation of the Company’s 2G to 4G networks, provides customers with quality network services and provides the Company with technological know-how in network operations.

The Company plans to increase its profitability by strengthening its retention policy, which is the fundamental basis of competitiveness for telecommunication companies in this data-intensive era. The Company will lead the information and communication technology (“ICT”) trend by providing products through which customers can have a distinctive experience and by providing innovative services to transition to service-based competition.

In addition to the mobile network operator (“MNO”) business, the Company is building next-generation growth businesses in Internet of Things (“IoT”) solutions and artificial intelligence. In July 2016, the Company deployed the world’s first low-cost Low Power Wide Area Network designed to support IoT devices based on LoRa technology. In September 2016, the Company launched NUGU, the first intelligent virtual assistant service launched in Korea with Korean language capabilities based on advanced voice recognition technologies. The Company plans to further utilize its big data analysis capabilities to achieve growth in new business areas such as artificial intelligence.

(2)	Fixed-line business

SK Broadband Co., Ltd. (“SK Broadband”) is engaged in providing telecommunications, broadcasting and new media services and various other services that are permitted to be carried out by SK Broadband under relevant regulations, as well as business activities that are directly or indirectly related to providing those services. In 1999, SK Broadband launched its high-speed Internet service in Seoul, Busan, Incheon and Ulsan and currently provides such services nationwide. SK Broadband also commercialized its TV-Portal service in July 2006 and its IPTV service in January 2009 upon receipt of permit in September 2008.

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(3)	Other businesses

The Company is a leading player in the Korean e-commerce industry with 11st, an e-commerce platform service that connects various sellers and purchasers through its online and mobile platforms, and “Shocking Deal,” a mobile commerce curation service. In addition, the Company has rapidly grown into a top tier player in Turkey, Malaysia and Thailand after launching open market businesses in these countries by optimizing its businesses for the respective local markets and utilizing its expertise in the e-commerce platform business. In the online-to-offline (“O2O”) area, the Company is a leading player and continues to expand its market power with OK Cashbag, Korea’s largest loyalty mileage program, SyrupWallet, which offers smart shopping services utilizing its network of business partners and information technology such as big data, and other Syrup-related services such as gifticon and 11Pay. The Company focuses on the mobile platform to connect various on- and offline commerce service platforms that provide various benefits and information at the right place and the right time to give consumers a pleasant and convenient shopping experience and retailers an integrated marketing solution to reach their target audience. The Company intends to continue its efforts to secure the market leading position in these markets.

In the location-based services business area, the Company provides real time traffic information and various local information through its T-Map Navigation service. In the digital contents business area, the Company provides high-quality digital contents in its leading mobile contents marketplace, Onestore.

The Company is also engaged in display advertising and search engine-based advertising and provides contents and other services. Display advertising provides exposure to the advertiser’s brand in the form of flash media, images or videos. Search engine-based advertising provides exposure through the search results of specific keywords entered in the NATE search engine, and is utilized mostly by small and medium-sized advertisers. The Company also derives revenue by providing contents and other services.

See “II-1. Business Overview” for more information.

E.	Credit Ratings

(1)	Corporate bonds

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
February 19, 2016	Corporate bond	AAA	Korea Ratings	Current rating
February 19, 2016	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
February 19, 2016	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
May 19, 2016	Corporate bond	AAA	Korea Ratings	Current rating
May 20, 2016	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
May 20, 2016	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
April 12, 2017	Corporate bond	AAA	Korea Ratings	Regular rating
April 12, 2017	Corporate bond	AAA	Korea Investors Service, Inc.	Regular rating
April 12, 2017	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Regular rating
April 12, 2017	Corporate bond	AAA	Korea Ratings	Current rating
April 12, 2017	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
April 12, 2017	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
October 30, 2017	Corporate bond	AAA	Korea Ratings	Current rating
October 30, 2017	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating
October 30, 2017	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
February 5, 2018	Corporate bond	AAA	Korea Ratings	Current rating
February 5, 2018	Corporate bond	AAA	NICE Investors Service, Co., Ltd.	Current rating
February 6, 2018	Corporate bond	AAA	Korea Investors Service, Inc.	Current rating

*	Rating definition: “AAA” - The certainty of principal and interest payment is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

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(2)	Commercial paper (“CP”)

Credit rating date	Subject of rating	Credit rating	Credit rating entity (Credit rating range)	Rating classification
January 19, 2016	Short-term bond	A1	Korea Ratings	Current rating
January 19, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
January 19, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
April 27, 2016	CP	A1	Korea Ratings	Current rating
April 27, 2016	Short-term bond	A1	Korea Ratings	Current rating
May 11, 2016	CP	A1	Korea Investors Service, Inc.	Current rating
May 11, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
May 12, 2016	CP	A1	NICE Investors Service Co., Ltd.	Current rating
May 12, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
October 26, 2016	CP	A1	Korea Ratings	Regular rating
October 26, 2016	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating
October 26, 2016	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 26, 2016	Short-term bond	A1	Korea Ratings	Regular rating
November 3, 2016	CP	A1	Korea Investors Service, Inc.	Regular rating
November 3, 2016	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
April 12, 2017	CP	A1	Korea Ratings	Current rating
April 12, 2017	CP	A1	Korea Investors Service, Inc.	Current rating
April 12, 2017	CP	A1	NICE Investors Service Co., Ltd.	Current rating
April 12, 2017	Short-term bond	A1	Korea Ratings	Current rating
April 12, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Current rating
April 12, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Current rating
October 30, 2017	CP	A1	Korea Ratings	Regular rating
October 30, 2017	CP	A1	Korea Investors Service, Inc.	Regular rating
October 30, 2017	CP	A1	NICE Investors Service Co., Ltd.	Regular rating
October 30, 2017	Short-term bond	A1	Korea Ratings	Regular rating
October 30, 2017	Short-term bond	A1	Korea Investors Service, Inc.	Regular rating
October 30, 2017	Short-term bond	A1	NICE Investors Service Co., Ltd.	Regular rating

*	Rating definition: “A1” - Timely repayment capability is at the highest level with extremely low investment risk and is stable such that it will not be influenced by reasonably foreseeable changes in external factors.

(3)	International credit ratings

Date of credit rating	Subject of rating	Credit rating of securities	Credit rating company	Rating type
October 24, 2012	Bonds denominated in U.S. dollars	A-	Fitch Inc.	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A3	Moody’s Investors Service	Current rating
October 24, 2012	Bonds denominated in U.S. dollars	A-	Standard & Poor’s Rating Services	Current rating

*	On August 9, 2013, Moody’s Investors Service raised the outlook on the Company’s rating from A3 (Negative) to A3 (Stable).
*	On November 4, 2015, S&P lowered the outlook on the Company’s rating from A- (Positive) to A- (Stable).

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2. Company History

June 2015: Consummation of the comprehensive share exchange transaction (the “Share Exchange”) through which the Company acquired all of the shares of SK Broadband that it did not otherwise own in exchange for its treasury shares such that SK Broadband became a wholly-owned subsidiary of the Company.

April 2016: The spin-off and merger of the location-based services business and the mobile phone verification services business of SK Planet Co., Ltd.

December 2017: Comprehensive exchange of shares of SK Telink following which SK Telink became a wholly-owned subsidiary of the Company.

A.	Location of Headquarters

-	22 Dohwa-dong, Mapo-gu, Seoul (July 11, 1988)

-	16-49 Hangang-ro 3-ga, Yongsan-gu, Seoul (November 19, 1991)

-	267 Namdaemun-ro 5-ga, Jung-gu, Seoul (June 14, 1995)

-	99 Seorin-dong, Jongro-gu, Seoul (December 20, 1999)

-	65 Euljiro, Jung-gu, Seoul (December 13, 2004)

B.	Significant Changes in Management

At the 30th General Meeting of Shareholders held on March 21, 2014, Jae Hoon Lee was elected as an independent director and Jae Hyeon Ahn was elected as an independent director and member of the audit committee of the Company’s board of directors. At the 31st General Meeting of Shareholders held on March 20, 2015, Dong Hyun Jang was elected as an inside director. At the 32nd General Meeting of Shareholders held on March 18, 2016, Dae Sik Cho was re-elected as an inside director and Dae Shick Oh was re-elected as an independent director and member of the audit committee of the Company’s board of directors. At the 33rd General Meeting of Shareholders held on March 24, 2017, Jung Ho Park was elected as an inside director and Dae Sik Cho was elected as a non-executive director. Jae Hoon Lee and Jae Hyeon Ahn were re-elected as independent directors and members of the audit committee and Jung Ho Ahn was elected as an independent director. At the 34th General Meeting of Shareholders held on March 21, 2018, Young Sang Ryu was elected as an inside director and Youngmin Yoon was elected as an independent director and member of the audit committee of the Company’s board of directors.

C.	Change in Company Name

On January 2, 2017, SK M&Service Co., Ltd., one of the Company’s subsidiaries, changed its name to SK M&Service Co., Ltd. from M&Service Co., Ltd. in accordance with a resolution at its general meeting of shareholders on December 26, 2016.

On March 23, 2017, Neosnetworks Co., Ltd., one of the Company’s subsidiaries, changed its name to NSOK Co., Ltd., from Neosnetworks Co., Ltd., in accordance with a resolution at its general meeting of shareholders.

D.	Mergers, Acquisitions and Restructuring

(1)	Acquisition of shares of PS&Marketing

On February 20, 2014, the board of directors of the Company resolved to invest an additional Won 100 billion (20 million common shares) into PS&Marketing, an affiliated company, in order to increase its mid- to long-term competitiveness in distribution. The date of investment was April 2, 2014, and the cumulative investment amount totaled Won 330 billion.

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(2)	Disposition of shares of iHQ Inc.

On March 10, 2014, the Company disposed of 3,790,000 shares (its 9.4% equity share) of iHQ Inc. to rebalance its investment portfolio.

(3)	Acquisition of shares of NSOK Co., Ltd. (“NSOK”) (formerly, Neosnetworks Co., Ltd.)

In order to acquire a new growth engine, the Company acquired a controlling stake in NSOK, a building security company, with the purchase of 31,310 shares (a 66.7% equity interest) of NSOK on April 2, 2014. The Company acquired an additional 50,377 shares in NSOK in April 2015 through a rights offering, resulting in an increase of its ownership to 83.9%.

(4)	Acquisition of shares of Iriver

On August 13, 2014, the Company purchased 10,241,722 shares (a 39.3% equity interest) of Iriver Ltd. (“Iriver”) from Vogo-Rio Investment Holdings Co., Ltd. and KGF-Rio Limited in order to foster application development and smartphone accessories as part of the Company’s growth engines. The Company holds a 48.9% equity interest of Iriver by acquiring additional shares in its rights offering. The Company does not hold a majority of the voting rights of Iriver but the Company has concluded that it has effective control, as it holds significantly more voting rights than any other shareholder or any organized group of shareholders.

(5)	Acquisition of shares of Shopkick, Inc. (“Shopkick”)

On October 10 2014, SK Planet America LLC, a subsidiary of the Company, acquired (through its 95.2%-owned subsidiary Shopkick Management Company, Inc.) a 100.0% ownership interest in Shopkick, a developer of a shopping app for mobile devices that provides benefits to customers for visiting stores, in order to penetrate the mobile commerce market in the United States. In the first half of 2016, SK Planet America LLC acquired all remaining shares of Shopkick Management Company, Inc.

(6)	Disposition of Shenzen E-Eye shares

In 2014, the Company entered into an agreement to dispose of its equity interest in Shenzen E-eye in order to focus its business portfolio on high-growth business areas in the Chinese ICT market. The sale was completed on March 23, 2015.

(7)	Disposition of a portion of KEB Hana Card shares

On April 3, 2015, the Company sold 27,725,264 shares (10.4% out of the 25.4% equity interest the Company held prior to the sale) of KEB Hana Card Co., Ltd. to Hana Financial Group in cash. With the proceeds of such sale (Won 180 billion), the Company acquired equity interests in Hana Financial Group on April 17, 2015 through participation in a rights offering by Hana Financial Group. The Company plans to maintain its strategic alliance and pursue opportunities to create synergies with, Hana Financial Group.

(8)	SK Broadband - Comprehensive Share Exchange

On March 20, 2015, the Company’s board of directors resolved to approve the Share Exchange.

-	Share Exchange ratio: Shareholders of one common share of SK Broadband were allotted 0.0168936 common shares of SK Telecom

-	Shares exchanged: 2,471,883 registered common shares of SK Telecom

-	Date of Share Exchange agreement: March 23, 2015

-	Record date: April 6, 2015

-	Announcement date for the proceeding of the Share Exchange as a small-scale share swap: April 6, 2015

-	Meeting of board of directors for approval of the Share Exchange: May 6, 2015

-	Date of the Share Exchange: June 9, 2015

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(9)	Establishment of Entrix Co., Ltd.

In July 2015, SK Planet spun off its cloud streaming division and established Entrix Co., Ltd. The Company exchanged 1,300,000 shares of SK Planet for 1,300,000 shares of Entrix at the time of the spin-off and later acquired an additional 2,857,000 shares by participating in the recapitalization.

(10)	Additional capital raise by NanoEnTek Inc.

In 2015, the Company acquired 1,090,155 shares through the additional capital raise by NanoEnTek.

(11)	Reclassification of Packet One Networks’ accounts

In 2015, the Company reclassified its investments in Packet One from investments in associates and joint ventures to assets classified as held for sale as the Company no longer had significant control over Packet One. The difference between the book value and the fair value of Won 37.4 billion at the time of reclassification was recognized as impairment loss.

(12)	Acquisition of shares of SK Communications Co., Ltd. (“SK Communications”)

On October 1, 2015, the Company became the largest shareholder of SK Communications with a 64.54% equity interest through dividends in kind from SK Planet of 26,523,815 shares and the purchase of 1,506,130 shares over-the-counter.

(13)	Acquisition of shares of CJ HelloVision Co., Ltd. (“CJ HelloVision”)

On November 2, 2015, the Company’s board of directors resolved to approve the acquisition of CJ HelloVision’s shares from CJ O Shopping Co., Ltd. (“CJ O Shopping”) and on the same day, entered into a share purchase agreement with CJ O Shopping. In addition, on November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision and on the same day, entered into a merger agreement with CJ HelloVision and the closing of the merger was conditioned upon receipt of regulatory approval from relevant authorities. On July 25, 2016, the Company notified CJ O Shopping of the termination of the share purchase agreement and SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger.

(14)	Tender offer of shares of CJ HelloVision

From November 2, 2015 to November 23, 2015, the Company purchased 6,671,933 shares of CJ Hellovision in a tender offer for up to 10,000,000 shares, paying Won 12,000 per share. Through this tender offer, the Company acquired an 8.61% equity interest in CJ HelloVision.

(15)	Establishment of SK TechX Co., Ltd. and Onestore

In March 2016, SK Planet spun off its platform business and T Store business and established SK TechX and Onestore. The Company exchanged 12,323,905 shares of SK Planet for 6,323,905 shares of SK TechX and 6,000,000 shares of Onestore at the time of the spin-off. The Company later acquired an additional 4,409,600 shares of Onestore at a purchase price of Won 22 billion by participating in the follow-on rights offering. The Company did not participate in the subsequent follow-on rights offering and as of March 31, 2018, the Company had a 65.5% interest in Onestore.

(16)	Spin-off and merger of SK Planet’s location-based services business and mobile phone verification services business

Through the merger of SK Planet’s location-based services business and mobile phone verification services business into SK Telecom, the Company seeks to provide a solid base for continued growth, especially in the next generation platform business, and SK Planet plans to further concentrate its resources on its commerce business. The spin-off and merger was effective as of April 5, 2016 and was registered as of April 7, 2016. SK Planet is a wholly-owned subsidiary of the Company, and as the Company did not issue any new shares in connection with the merger, there was no change in the share ownership of the Company.

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(17)	Establishment of Hana-SK Fintech Corporation

In order to provide an everyday finance platform, the Company entered into a joint venture agreement with Hana Financial Group, in accordance with the resolution of the Company’s board of directors on July 28, 2016. Combining the Company’s leading mobile technology and big data analysis capabilities with Hana Financial Group’s financial service, Hana-SK Fintech Corporation plans to provide innovative mobile financial services such as mobile asset management, easy payment and overseas wire transfer services. SK Telecom holds a 49% equity stake in the joint venture, and Hana Financial Group holds the remaining 51%. Service of the everyday finance platform Finnq officially launched in the third quarter of 2017.

(18)	Capital contribution of shares of NSOK for new shares of SK Telink Co., Ltd. (“SK Telink”)

On October 25, 2016, the Company made a capital contribution of all shares of NSOK owned by the Company to SK Telink in exchange for 219,967 newly issued shares of SK Telink, which resulted in an increase of the Company’s equity interest in SK Telink to 85.86%.

(19)	Acquisition of shares of SM Mobile Communications

In October 2016, the Company transferred the media platform businesses Hotzil and 5Ducks to SM Mobile Communications in exchange for 1,200,000 shares of SM Mobile Communications. As a result, the Company owned a 46.2% equity interest in SM Mobile Communications as of March 31, 2018.

(20)	Exchange of shares of SK Communications

On November 24, 2016, the Company’s board of directors resolved to approve the payment of cash consideration in lieu of the issuance of shares of the Company in a comprehensive exchange of shares of SK Communications. The amount of cash consideration was based on a share exchange ratio of one common share of the Company to 0.0125970 common share of SK Communications. In February 2017, SK Communications became a wholly-owned subsidiary of the Company.

(21)	Acquisition of shares of Iriver Ltd.

The Company acquired 4,699,248 shares of its subsidiary Iriver Ltd. at a purchase price of Won 5,320 in connection with a capital contribution. The Company’s equity interest in Iriver Ltd. following the acquisition is 45.9%. See “Report on Important Business Matters (Decision on Capital Increase)” filed on July 17, 2017 by Iriver Ltd. for more information.

(22)	Acquisition of newly issued shares of SK China Company Limited (“SK China”)

On July 28, 2017, the Company acquired newly issued shares of SK China to find investment opportunities in ICT and other promising areas of growth in China. In exchange for newly issued shares of SK China, the Company contributed its full equity interest in each of SKY Property Management Limited (“SKY”) and SK Industrial Development China Co., Ltd. (“SK IDC”) as well as cash, equal to the following amounts: 1) SKY stock: USD 276,443,440.64, 2) SK IDC stock: USD 108,072,007.67 and 3) Cash: USD 100,000,000.00. As a result of the acquisition, the Company holds 10,928,921 shares and a 27.27% of equity interest in SK China. See “Report on Decision on Acquisition of SK China Shares” filed by the Company on July 28, 2017 for more information about this transaction.

(23)	Exchange of shares of SK Telink

On September 28, 2017, the Company disclosed a resolution approving the payment of cash consideration in lieu of the issuance of shares of SK Telecom in an exchange of shares of SK Telink. The amount of cash consideration was based on a share exchange ratio of 1:1.0687714. The exchange was completed on December 14, 2017, upon which exchange SK Telink became a wholly-owned subsidiary of the Company.

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(24)	Acquisition of shares of FSK L&S Co., Ltd.

On February 6, 2016, the Company acquired 2,415,750 shares of FSK L&S Co., Ltd. at a purchase price of Won 18 billion from SK Holdings to utilize its logistics sharing infrastructure with its counterparties and pursue new business opportunities. As a result of the acquisition, the Company had a 60% equity interest in FSK L&S Co., Ltd.

[SK Broadband]

(1)	Share Exchange

On March 20, 2015, the board of directors of SK Broadband resolved to approve the comprehensive exchange of shares of SK Broadband for shares of the Company. The share exchange was approved at the extraordinary meeting of shareholders held on May 6, 2015. Subsequent to the share exchange, the Company became the parent company of SK Broadband with 100% ownership and remained a listed corporation on the KRX KOSPI Market, and SK Broadband became a wholly-owned subsidiary of the Company and was delisted from the KRX KOSDAQ Market. There was no change in the share ownership interest of the Company’s existing shareholders or the Company’s management in connection with the Share Exchange.

(2)	Merger among Subsidiaries and Affiliates

On July 29, 2015, the board of directors of SK Broadband approved the acquisition of SK Planet’s Hoppin business through a spin-off and subsequent merger transaction pursuant to Article 530-2 of the Korean Commercial Code, with both SK Broadband and SK Planet remaining as existing companies. The spin-off and subsequent merger were effective as of September 1, 2015, and on the same day, SK Broadband issued 2,501,125 new common shares resulting from the merger, allotting 0.0349186 common shares of SK Broadband per one common share of SK Planet to SK Telecom, SK Planet’s sole shareholder.

(3)	Merger with CJ HelloVision

On November 2, 2015, SK Broadband’s board of directors resolved to approve the merger of SK Broadband with CJ HelloVision such that CJ HelloVision would be the surviving entity and SK Broadband would be the non-surviving entity. The largest shareholder of the merged entity would be SK Telecom with an equity interest of 78.35%. On February 26, 2016, the entry into the merger agreement was resolved as proposed by SK Broadband’s shareholders.

On July 25, 2016, SK Broadband notified CJ HelloVision of the termination of the merger agreement, as the Korea Fair Trade Commission on July 18, 2016 denied approval of the proposed merger, which was a closing condition to the consummation of the merger. On July 27, 2016, SK Broadband’s board of directors resolved to terminate the merger agreement as proposed. Subsequently, the merger agreement is no longer effective and all procedures related to the merger, including the issuance of new shares, were terminated.

(4)	Establishment of a subsidiary

On May 23, 2017, SK Broadband’s board of directors resolved to approve the establishment of a subsidiary. On June 5, 2017, SK Broadband established Home&Service Co., Ltd. (“Home&Service”), a subsidiary responsible for the management of customer service operations, in order to enhance SK Broadband’s competitiveness by strengthening its customer service and strategically developing its home Value Delivery channel and to create quality jobs. Home&Service was incorporated by SK Broadband under the Korean Commercial Code. The subsidiary was capitalized at Won 46 billion (9,200,000 shares with par value of Won 5,000 per share), and SK Broadband holds a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on July 1, 2017, from which arises a duty to report to the Fair Trade Commission.

(5)	Spin-off

On August 16, 2017, SK Broadband’s board of directors resolved to approve the spin-off of its T-commerce subsidiary to enhance the competitiveness and managerial efficiency of its T-commerce business (data broadcasting and commercial retail platform service through TV home shopping channels) through a spin-off and subsequent establishment of a subsidiary pursuant to Article 530-2 and 530-12 of the Korean Commercial Code, with both companies from the simple vertical spin-off remaining as existing companies. The spin-off was effective as of December 1, 2017, and the subsidiary was capitalized at Won 15 billion (3,000,000 shares with par value of Won 5,000 per share), with SK Broadband holding a 100% equity interest. The Korea Fair Trade Commission approved the subsidiary’s incorporation as an SK affiliate on January 1, 2018, from which arises a duty to report to the Fair Trade Commission.

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[SK Planet]

On May 29, 2015, the board of directors of SK Planet resolved to spin off its cloud streaming division on July 1, 2015 in order to strengthen its business capabilities and expand overseas. The spin-off ratio was 0.9821740 for the surviving company to 0.0178260 for the newly-established company, and the capital reduction ratio was 1.7825968%.

On July 29, 2015, the board of directors of SK Planet resolved to spin off its Hoppin business, which was merged into SK Broadband on September 1, 2015, in order to unify capabilities within the business and maximize synergies to improve its competitive power in the Korean and international mobile media market. SK Planet issued 2,501,125 new common shares in connection with this transaction, and the merger ratio between SK Planet and SK Broadband was 0.0349186:1.

On December 29, 2015, the board of directors of SK Planet resolved to merge Commerce Planet Co., Ltd., its wholly-owned subsidiary, into SK Planet to generate synergies by uniting capabilities to promote its commerce business. The merger was effective as of February 1, 2016, and SK Planet did not issue any new shares in connection with the merger.

Effective as of March 1, 2016, SK Planet spun off its platform business and T Store business in order to enhance the competitiveness of each business for future growth.

Effective as of April 5, 2016, SK Planet spun off its location-based services business and mobile phone verification services business and merged them into the Company in order to further concentrate its resources on its commerce business.

On May 29, 2017, the board of directors of SK Planet resolved to transfer the operations and assets related to its BENEPIA business for Won 7.5 billion to SK M&Service Co., Ltd. as of July 1, 2017.

On July 17, 2017, the board of directors of SK Planet resolved to (1) spin-off SK Planet’s advertising agency business as a newly established company, SM Contents & Communications, in order to strengthen the competitiveness of the business for future growth, which spin-off was effective as of October 1, 2017 and (2) sell 100% of its shares of SM Contents & Communications to SM Culture & Contents Co., Ltd. to further concentrate business capabilities and efficiently allocate management resources. The closing date of the sale transaction was October 24, 2017.

[SK Telink]

(1)	Acquisition of shares of NSOK

In accordance with the resolution of its board of directors on September 22, 2016, SK Telink received a capital contribution of 408,435 shares (an 83.9% equity interest) of NSOK owned by SK Telecom. On October 25, 2016, SK Telink acquired the remaining 78,200 outstanding shares (a 16.1% equity interest) of NSOK, pursuant to which NSOK became a wholly-owned subsidiary of SK Telink.

In accordance with the resolution of its board of directors on April 12, 2017, SK Telink acquired 525,824 additional shares of NSOK pursuant to a rights offering for an aggregate amount of Won 40.0 billion (or Won 76,071 per share), resulting in SK Telink’s ownership of 1,012,459 shares (a 100% equity interest) of NSOK.

(2)	Comprehensive exchange of shares

On September 28, 2017, SK Telink’s board of directors approved a comprehensive exchange of shares with SK Telecom, pursuant to which SK Telecom would acquire SK Telink’s remaining outstanding shares for cash consideration in lieu of issuance of shares of SK Telecom. The share exchange agreement was subsequently approved at the extraordinary general meeting of shareholders held on November 9, 2017.

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Following the exchange, there were no changes to SK Telecom’s share ownership interest level or to management structure, and SK Telecom and SK Telink will remain as corporate entities. SK Telink became a wholly-owned subsidiary of SK Telecom and remains as an unlisted corporation, while SK Telecom remains as a listed corporation.

øSee “Report on Cash Consideration for Shares of SK Telink Co., Ltd.” filed on September 29, 2017 for more information about this transaction.

[SK Communications]

(1)	Disposition of the Cyworld service

Pursuant to the resolution of its board of directors on March 6, 2014, SK Communications sold its Cyworld service and certain related assets to Cyworld Co., Ltd. for Won 2.8 billion on April 8, 2014.

(2)	Change in the largest shareholder

On September 24, 2015, SK Telecom and SK Planet entered into a share transfer agreement to transfer all of the shares of SK Communications held by SK Planet to SK Telecom. The agreement became effective on October 1, 2015, making SK Telecom the largest shareholder of SK Communications.

(3)	Comprehensive share exchange

Pursuant to the resolution of its board of directors on November 24, 2016, SK Communications entered into a comprehensive share exchange agreement with SK Telecom on November 25, 2016. Upon the consummation of the share exchange on February 7, 2017, SK Communications became a wholly-owned subsidiary of SK Telecom.

[PS&Marketing]

On February 20, 2014, the board of directors of PS&Marketing resolved to acquire the retail distribution business, including related assets, liabilities, contracts and human capital of the information technology and mobile wing of SK Networks. On the same day, the board of directors of PS&Marketing also resolved to acquire retail stores, including their assets and liabilities, of LCNC Co., Ltd (“LCNC”). The acquisitions were completed on April 30, 2014 at a purchase price of Won 124.5 billion for the assets acquired from SK Networks and a purchase price of Won 10 billion for the assets acquired from LCNC.

[NSOK]

On March 31, 2015, NSOK acquired the unmanned electronic security business of Joeun Safe to expand its unmanned security business The acquisition cost, which had been reported on January 5, 2015 as Won 19.4 billion, was subject to adjustment depending on the customer transfer rate. The final acquisition cost was determined to be Won 16.9 billion.

[Iriver]

(1)	Merger of Iriver CS Co., Ltd. (“Iriver CS”)

Pursuant to the resolution of its board of directors on November 18, 2014, Iriver decided to merge with Iriver CS, its wholly-owned subsidiary, with Iriver as the surviving entity. The merger was completed based on the merger ratio of 1:0 with no capital increase. The merger and merger registration were completed on January 31, 2015 and February 2, 2015, respectively.

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(2)	Acquisition of shares of S.M. Life Design Company Japan Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Iriver approved a contract to acquire a total of 1,000,000 shares of S.M. Life Design Company Japan Inc. (a 100% equity interest) from S.M. Entertainment Japan Co., Ltd. with the purposes of entering foreign markets and maximizing business synergy. Iriver acquired control of S.M. Life Design Company Japan Inc. upon its completion of payment for the shares on September 1, 2017.

(3)	Merger of S.M. Mobile Communications JAPAN Inc.

Pursuant to the resolution of its board of directors on July 17, 2017, Iriver decided to merge with S.M. Mobile Communications JAPAN Inc., a contents and information distribution company, with the purpose of reinforcing its contents based device business and enhancing managerial efficiency. As of October 1, 2017, Iriver merged S.M. Mobile Communications JAPAN Inc. into it with a merger ratio of 1:1.6041745, based on which Iriver issued 4,170,852 new common shares.

(4)	Acquisition of shares of Groovers Co., Ltd.

On February 23, 2018 the Company acquired 414,000 additional shares (a 55.8% equity interest) of Groovers Co., Ltd., which provides high quality sound services such as FLAC (Free Lossless Audio Codec), MQS (Mastering Quality Sound) and DSD (Direct Stream Digital) from NHN Bugs Corp. and individuals. As a result, the Company acquired control of Groovers Co., Ltd. as its equity interest therein increased from 44.2% to 100%.

(5)	Acquisition of important assets (Supply and distribution rights for music and digital contents)

On February 28, 2018, the Company entered into an agreement with S.M. Entertainment Co., Ltd. to acquire supply and distribution rights for music and digital contents of S.M. Entertainment Co., Ltd., JYP Entertainment Corporation and Big Hit Entertainment. Through this arrangement, the Company plans to increase sales by entering the music and sound recording industries and to create synergies through strategic alliances.

[SK M&Service]

(1)	Acquisition of SK Planet’s BENEPIA business

Pursuant to the resolutions of its board of directors and its extraordinary shareholders meeting held on May 29, 2017, SK M&Service decided to acquire SK Planet’s BENEPIA business (including agency service for the Flexible Benefit Plan and related tangible and intangible assets, goodwill, systems, etc.) for Won 7.5 billion on July 1, 2017.

E. Other Important Matters related to Management Activities

[SK Telecom]

(1)	Issuance of bonds

On May 14, 2014, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 3.301% and a maturity date of May 14, 2019), Won 150 billion (with an annual interest rate of 3.637% and a maturity date of May 14, 2024), Won 50 billion (with embedded options, an annual interest rate of 4.725% and a maturity date of May 14, 2029), and Won 50 billion (with embedded options, an annual interest rate of 4.72% and a maturity date of May 14, 2029).

On October 28, 2014, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 160 billion (with an annual interest rate of 2.53% and a maturity date of October 28, 2019), Won 150 billion (with an annual interest rate of 2.66% and a maturity date of October 28, 2021), and Won 190 billion (with an annual interest rate of 2.82% and a maturity date of October 28, 2024).

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On February 26, 2015, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 100 billion (with an annual interest rate of 2.40% and a maturity date of February 26, 2022, Won 150 billion (with an annual interest rate of 2.49% and a maturity date of February 26, 2025), and Won 50 billion (with an annual interest rate of 2.61% and a maturity date of February 26, 2030).

On July 17, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 90 billion (with an annual interest rate of 1.89% and a maturity date of July 17, 2018), Won 70 billion (with an annual interest rate of 2.66% and a maturity date of July 17, 2025), Won 90 billion (with an annual interest rate of 2.82% and a maturity date of July 17, 2030), and Won 50 billion (with an annual interest rate of 3.40% and a maturity date of July 17, 2030).

On November 30, 2015, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 80 billion (with an annual interest rate of 2.073% and a maturity date of November 30, 2018), Won 100 billion (with an annual interest rate of 2.550% and a maturity date of November 30, 2025), Won 70 billion (with an annual interest rate of 2.749% and a maturity date of November 30, 2035), and Won 50 billion (with embedded options, an annual interest rate of 3.100% and a maturity date of November 30, 2030).

On March 4, 2016, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 70 billion (with an annual interest rate of 1.651% and a maturity date of March 4, 2019), Won 100 billion (with an annual interest rate of 1.802% and a maturity date of March 4, 2021), Won 90 billion (with an annual interest rate of 2.077% and a maturity date of March 4, 2026), and Won 80 billion (with an annual interest rate of 2.243% and a maturity date of March 4, 2036).

On June 3, 2016, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 50 billion (with an annual interest rate of 1.621% and a maturity date of June 3, 2019), Won 50 billion (with an annual interest rate of 1.709% and a maturity date of June 3, 2021), Won 120 billion (with an annual interest rate of 1.973% and a maturity date of June 3, 2026), and Won 50 billion (with an annual interest rate of 2.172% and a maturity date of June 3, 2031).

On April 25, 2017, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 60 billion (with an annual interest rate of 1.925% and a maturity date of April 25, 2020), Won 120 billion (with an annual interest rate of 2.168% and a maturity date of April 25, 2022), Won 100 billion (with an annual interest rate of 2.552% and a maturity date of April 25, 2027), and Won 90 billion (with an annual interest rate of 2.649% and a maturity date of April 25, 2032).

On November 10, 2017, the Company issued three tranches of fixed-rate unsecured bonds in the principal amounts of Won 100 billion (with an annual interest rate of 2.388% and a maturity date of November 10, 2020), Won 80 billion (with an annual interest rate of 2.634% and a maturity date of November 10, 2022), and Won 100 billion (with an annual interest rate of 2.840% and a maturity date of November 10, 2027).

On February 20, 2018, the Company issued four tranches of fixed-rate unsecured bonds in the principal amounts of Won 110 billion (with an annual interest rate of 2.572% and a maturity date of February 20, 2021), Won 100 billion (with an annual interest rate of 2.806% and a maturity date of February 20, 2023), Won 200 billion (with an annual interest rate of 3.004% and a maturity date of February 20, 2028) and Won 90 billion (with an annual interest rate of 3.016% and a maturity date of February 20, 2038).

(2)	Issuance of hybrid securities

In June 2013, the Company issued Won 400 billion principal amount of hybrid securities in the form of unguaranteed subordinated bonds with an annual interest rate of 4.21%, which is based on the five-year Korean government bond yield plus a spread. An additional spread of 0.25% is payable beginning ten years from the date of issuance and an additional spread of 0.75% is payable after 25 years from the date of issuance. The Company classified the hybrid securities as equity, as there is no contractual obligation to deliver financial assets to the bondholders. The maturity date of the hybrid securities is June 7, 2073, which can be extended by the Company without any notice or announcement.

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[SK Broadband]

SK Broadband acquired subscribership of regional cable and other service providers on several different occasions. Such acquisitions were intended to secure a stable subscriber base for its broadband Internet service and, at the same time, increase the service coverage area. Because such acquisitions were conducted on a relatively small scale and involved the purchase of subscribership, SK Broadband did not believe that such acquisitions rose to the level of purchasing an entire business line from another company or were likely to have a material impact on its business, and therefore decided that such acquisitions did not require resolutions of its shareholders.

3. Total Number of Shares

A.	Total Number of Shares

(As of March 31, 2018)		(Unit: in shares)
Classification	Share type			Remarks
	Common shares	Preferred shares	Total
I. Total number of authorized shares	220,000,000	—	220,000,000	—

II. Total number of shares issued to date	89,278,946	—	89,278,946	—

III. Total number of shares retired to date	8,533,235	—	8,533,235	—

a. reduction of capital	—	—	—	—
b. retirement with profit	8,533,235	—	8,533,235	—
c. redemption of redeemable shares	—	—	—	—
d. others	—	—	—	—

IV. Total number of shares (II-III)	80,745,711	—	80,745,711	—

V. Number of treasury shares	10,136,551	—	10,136,551	—
VI. Number of shares outstanding (IV-V)	70,609,160	—	70,609,160	—

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B.	Treasury Shares

(1)	Acquisitions and dispositions of treasury shares

(As of March 31, 2018)							(Unit: in shares)
Acquisition methods			Type of shares	At the beginning of period	Changes			At the end of period
					Acquired (+)	Disposed (-)	Retired (-)
Acquisition pursuant to the Financial Investment Services and Capital Markets Act of Korea (“FSCMA”)	Direct acquisition	Direct acquisition from market	Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—
		Direct over- the-counter acquisition	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Tender offer	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	10,136,551	—	—	—	10,136,551
			Preferred shares	—	—	—	—	—
	Acquisition through trust and other agreements	Held by trustee	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Held in actual stock	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
		Sub-total	Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—
Other acquisition			Common shares	—	—	—	—	—
			Preferred shares	—	—	—	—	—

Total			Common shares	10,136,551	—	—	—	10,136,551

			Preferred shares	—	—	—	—	—

4. Status of Voting Rights

(As of March 31, 2018)		(Unit: in shares)
Classification		Number of shares	Remarks
Total shares (A)	Common share	80,745,711	—
	Preferred share	—	—
Number of shares without voting rights (B)	Common share	10,136,551	Treasury shares
	Preferred share	—	—
Shares without voting rights pursuant to the Company’s articles of incorporation (the “Articles of Incorporation”) (C)	Common share	—	—
	Preferred share	—	—
Shares with restricted voting rights pursuant to Korean law (D)	Common share	—	—
	Preferred share	—	—
Shares with reestablished voting rights (E)	Common share	—	—
	Preferred share	—	—
The number of shares with exercisable voting right s (F = A - B - C - D + E)	Common share	70,609,160	—
	Preferred share	—	—

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5. Dividends and Others

A.	Dividends

(1)	Distribution of cash dividends was approved during the 31st General Meeting of Shareholders held on March 20, 2015.

•	Distribution of cash dividends per share of Won 8,400 (exclusive of an interim dividend of Won 1,000) was approved.

(2)	Distribution of interim dividends of Won 1,000 was approved during the 378th Board of Directors’ Meeting on July 23, 2015.

(3)	Distribution of cash dividends was approved during the 32nd General Meeting of Shareholders held on March 18, 2016.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(4)	Distribution of interim dividends of Won 1,000 was approved during the 393rd Board of Directors’ Meeting on July 28, 2016.

(5)	Distribution of cash dividends was approved during the 33rd General Meeting of Shareholders held on March 24, 2017.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

(6)	Distribution of interim dividends of Won 1,000 was approved during the 404th Board of Directors’ Meeting on July 28, 2017.

(7)	Distribution of cash dividends was approved during the 34th General Meeting of Shareholders held on March 21, 2018.

•	Distribution of cash dividends per share of Won 9,000 (exclusive of an interim dividend of Won 1,000) was approved.

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B.	Dividends for the Last Three Fiscal Years

	(Unit: in millions of Won, except per share values and percentages)
Classification		As of and for the three months ended March 31, 2018	As of and for the year ended December 31, 2017	As of and for the year ended December 31, 2016
Par value per share (Won)		500	500	500
(Consolidated) Net income		694,959	2,599,829	1,675,967
Net income per share (Won)		9,842	36,582	23,497

Total cash dividend		—	706,091	706,091

Total stock dividends		—	—	—

(Consolidated) Percentage of cash dividend to available income (%)		—	27.2	42.1
Cash dividend yield ratio (%)	—	—	3.6	4.3
	—	—	—	—
Stock dividend yield ratio (%)	—	—	—	—
	—	—	—	—
Cash dividend per share (Won)	—	—	10,000	10,000
	—	—	—	—
Stock dividend per share (share)	—	—	—	—
	—	—	—	—

*	Net income per share means basic net income per share. The cash dividend per share amounts include the respective interim cash dividend per share amounts.

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II.	BUSINESS

1. Business Overview

Each company in the consolidated entity is a separate legal entity providing independent services and products. The business is primarily separated into (1) the wireless business consisting of cellular voice, wireless data and wireless Internet services, (2) the fixed-line business consisting of fixed-line telephone, high speed Internet, data and network lease services, among others, and (3) other businesses consisting of platform services and Internet portal services, among others.

Set forth below is a summary business description of material consolidated subsidiaries.

Classification	Company name	Description of business
Wireless	SK Telecom Co., Ltd.	Wireless voice and data telecommunications services via digital wireless networks
	PS&Marketing Co., Ltd.	Sale of fixed-line and wireless telecommunications products through wholesale, retail and online distribution channels
	Network O&S Co., Ltd.	Maintenance of switching stations
	Service Ace Co., Ltd	Management and operation of customer centers

Fixed-line	SK Broadband Co., Ltd.

High-speed Internet, TV, telephone, commercial data and other fixed-line services and management of the transmission system for online digital contents

Various media-related services, such as channel management, including video on demand, and mobile IPTV services

	SK Telink Co., Ltd.	International wireless direct-dial “00700” services, voice services using Internet protocol and Mobile Virtual Network Operator (“MVNO”) business
	Home & Service Co., Ltd.	System maintenance of high-speed Internet, IPTV and fixed-line services
Other business	SK Planet Co., Ltd.	Various platform services such as 11st, Syrup, OK Cashbag in the commerce area
	SK TechX Co., Ltd.	Develop and supply system software for SK Telecom
	Onestore Co., Ltd.	Operate app store
	SK Communications Co., Ltd.	Integrated portal services through NATE and instant messaging services through NATE-ON
	SK M&Service Co., Ltd.	System software development, distribution and technical support services and other online information services
	Iriver Ltd.	Audio and video device manufacturing
	NSOK Co., Ltd.	Security system services
	SK Planet America LLC	System software development, distribution and investments
	Shopkick Management Company, Inc.	System software development, distribution and investments
	Atlas Investment	Investments

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[Wireless Business]

A.	Industry Characteristics

The telecommunications services market can be categorized into telecommunications services (such as fixed-line, wireless, leased line and value-added services) and broadcasting and telecommunications convergence services. Pursuant to the Telecommunications Business Act, the telecommunications services market can be further classified into basic telecommunications (fixed-line and wireless telecommunications), special category telecommunications (resale of telecommunications equipment, facilities and services) and value-added telecommunications (internet connection and management, media contents and others). The size of the domestic telecommunications services market is determined based on various factors specific to Korea, including size of population that uses telecommunication services and telecommunications expenditures per capita. While it is possible for Korean telecommunication service providers to provide services abroad through acquisitions or otherwise, foreign telecommunication services markets have their own characteristics depending, among others, on the regulatory environment and demand for telecommunication services.

The Korean mobile communication market is considered to have reached its maturation stage with more than a 100% penetration rate. However, the Korean mobile communications market continues to improve in the quality of services with the help of advances in network-related technology and the development of highly advanced LTE-A, LTE and 3G smartphones which enable the provision of convergence services for multimedia contents, mobile commerce, telematics, new media and other related services. In addition, through the commercialization of LTE network in July 2011 and LTE-A network in June 2013, B2B businesses, such as the corporate “connected workforce” business which can directly contribute to an enhancement in productivity, are expected to grow rapidly.

In the first half of 2014, wideband LTE-A service was commercialized and on December 29, 2014, tri-band LTE-A service with a maximum speed of 300 Mbps was also commercialized. Since June 2017, through the commercialization of 5band CA technology, which is considered the final stage of LTE development, the Company has provided 4.5G service at the speed of 700Mbps to 900Mbps. Since early 2018, the Company was the first to start providing LTE service with a speed of up to 1 Gbps. Such achievements were the building blocks towards the Company’s LTE penetration reaching 77.1% as of March 31, 2018.

B.	Growth Potential

		(Unit: in 1,000 persons)
Classification		As of March 31, 2018	As of December 31,
			2017	2016
Number of subscribers	SK Telecom	26,880	26,753	26,428
	Others (KT, LGU+)	28,847	28,375	27,018
	MVNO	7,668	7,523	6,841
	Total	63,395	62,651	60,287

*	Source: Wireless subscriber data from the Ministry of Science and ICT (“MSIT”) as of March 31, 2018.

C.	Domestic and Overseas Market Conditions

The Korean mobile communication market includes the entire population of Korea with mobile communication service needs, and almost every Korean is considered a potential user. Sales revenue related to data services is expected to increase due to the increasing popularity of smartphones and high-speed wireless networks. There is also a growing importance to the business-to-business segment, which creates added value by selling and developing various solutions. Seasonal and economic fluctuations have much less impact on the Korean mobile communication market compared to other industries.

Set forth below is the historical market share of the Company.

	(Unit: in percentages)
Classification	As of March 31, 2018	As of December 31,
		2017	2016	2015
Mobile communication services	47.87	48.20	49.09	49.41

*	Source: MSIT website and each Korean telecommunications company’s respective earnings releases (including MVNOs).

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D.	Business Overview and Competitive Strengths

The Company is seeking to transform itself from a telecommunications service provider into a comprehensive ICT service provider. It has continued to innovate the scope of its services and achieved strong growth in subscribers amid fierce competition and rate cuts. As a result, for the first quarter of 2018, the Company recorded Won 4,182 billion in revenue and Won 326 billion in operating income on a consolidated basis and Won 2,989 billion in revenue and Won 369 billion in operating income on a separate basis. In particular, the number of subscribers subscribing to “Band Data” plans, which was launched in the second quarter of 2015, has continued to steadily increase in 2017, which in turn led to an increase in data usage. The success of Luna, a smartphone launched in September 2015 that was designed to run exclusively on the Company’s networks, led to the launch of various other relatively low-priced devices and became an example of successfully targeting a niche market.

By continuing to be innovative in developing core competencies, the Company has more firmly established its position as the market leader in wireless telecommunications. The competitive environment of the wireless telecommunications industry has become more focused on retention especially through the reinforcement of marketing that is focused on innovation in increasing customer value. In the first quarter of 2018, the average monthly churn rate was 1.3%. The number of subscribers (including MVNO subscribers) as of March 31, 2018 was 30.4 million, an increase of approximately 150,000 since December 31, 2017. In particular, the number of LTE subscribers as of March 31, 2018, was 23.4 million, an increase of approximately 300,000 since December 31, 2017, solidifying the Company’s market leadership. In addition, the Company continued to sell products targeted towards second devices such as the T Kids’ phone – Joon and T Outdoor, which the Company believes shows a level of demand that can potentially lead to growth of the lifestyle enhancement platform.

Following the launch of commercial LTE services in July 2011, the Company became the first telecommunications service provider in the world to launch commercial wideband LTE-A services in June 2014. The Company launched tri-band LTE-A services in December 2014 and 5band 4.5G services in June 2017. In the first quarter of 2018, the Company commenced providing LTE service of up to 1 Gbps by utilizing five-band carrier aggregation technology and 4T4R technology. By launching various high quality services utilizing the LTE-A and wideband LTE networks such as group video conference call services and full high definition mobile IPTV streaming services, the Company plans to provide an innovative user experience, enhance customer satisfaction and increase profitability.

The Company has proved that it has superior network quality compared to its competitors according to the Korea Communications Commission quality evaluations. The Company has also proved to be the leader in Korea’s top three customer satisfaction indices: according to the National Customer Satisfaction Index, Korean Customer Satisfaction Index and Korean Standard Service Quality Index, the Company has continued to hold the leading position for 21 years, 20 years and 18 years, respectively. The Company received the highest level of evaluation in 2016 by the Korea Commission for Corporate Partnership for the fifth consecutive year and was selected for the commission’s Honored Corporation Award, demonstrating the Company’s efforts to be fair and law-abiding in its path towards creating a New ICT ecosystem.

SK Telink, a consolidated subsidiary of the Company, expanded its operations to the MVNO business based on its technical expertise and know-how obtained in its international telecommunications business and launched its MVNO service, ‘SK 7Mobile,’ which is offered at reasonable rates and provides excellent quality. SK Telink is increasing its efforts to develop low-cost distribution channels and create niche markets through targeted marketing towards customers including foreign workers, middle-aged adults and students. An MVNO leases the networks of an MNO and provides wireless telecommunication services under its own brand and fee structure, without owning telecommunication networks or frequencies.

Network O&S, a subsidiary of the Company responsible for the operation of the Company’s base stations and related transmission and power facilities, offers quality fixed-line and wireless network services to customers, including mobile office products to business customers.

PS&Marketing, a subsidiary of the Company, provides a sales platform for products of the Company and SK Broadband including fixed-line and wireless telecommunication products that address customers’ needs for various convergence products. PS&Marketing provides differentiated service to clients through the establishment of new sales channels and product development.

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[Fixed-line Business]

A.	Industry Characteristics

The Korean fixed-line services industry is marked by a relatively low level of economic sensitivity and high level of market concentration, as the government is highly selective in granting telecommunications business licenses. The competitive landscape of the fixed-line and wireless services markets is dominated by its three leading operators, the Company (including SK Broadband), KT and LG U+. Growing competition within the industry has promoted rapid technological evolution, including the convergence of fixed-line and wireless services, as well as broadcasting and telecommunications. In general, the fixed-line and wireless services markets have been characterized by relatively high profitability, cash flows and financial stability.

In the backdrop of increasing regulation in the fixed-line industry, competition to provide Giga services has intensified and the growth of high-speed internet subscribers has slowed. It is currently expected that the rate of increase of IPTV subscribers will decrease, among others, due to the conversion to digital broadcasting. In order to differentiate itself from its competitors, the Company believes that it will need to provide customers with high quality media content on its IPTV platform. Additionally, the Company expects increased demand for ultra-high definition broadcasting. Such changing trends of broadcasting consumption present opportunities to incorporate the Company’s IoT, cloud and big data technologies into the Company’s home platform business to achieve new growth. The Company plans to increase its subscriber base by providing differentiated services and focusing on marketing strategies centered around high value services such as Giga services and ultra-high definition broadcasting services.

B.	Growth Potential

(Unit: in 1,000 persons for high-speed Internet and fixed-line telephone, in 1,000 terminals for IPTV)
Classification		As of March 31, 2018	As of December 31,
			2017	2016
Fixed-line Subscribers	High-speed Internet	21,206	21,196	20,556
	Fixed-line telephone	14,862	15,039	15,746
	IPTV (real-time)	N.A.	13,314	11,850

*	Source: MSIT website.
*	The number of IPTV subscribers as of March 31, 2018 is not available as the relevant report by the MSIT has not yet been released.

C.	Cyclical Nature and Seasonality

High-speed Internet, fixed-line telephone and IPTV services are mature markets that are comparatively less sensitive to cyclical economic changes as such services have become more of a necessity and the market has matured. The telecommunications services market overall is not expected to be particularly affected by economic downturns due to the low income elasticity of demand for telecommunication services.

D.	Market Shares

Set forth below is the historical market share of the Company.

	(Unit: in percentages)
Classification	As of March 31, 2018	As of December 31,
		2017	2016
High-speed Internet (including resales)	25.9	25.7	25.3
Fixed-line telephone (including Voice over Internet Protocol (“VoIP”)	16.9	16.9	16.9
IPTV	N.A.	30.6	30.7

*	Source: MSIT website.
*	With respect to Internet telephone, the market share was calculated based on market shares among the Company, KT and LG U+ and is based on the number of IP phone subscribers.
*	The market share of IPTV subscribers as of March 31, 2018 is not available as the relevant report by the MSIT has not yet been released.

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E.	Business Overview and Competitive Strengths

For the first quarter of 2018, the Company recorded Won 750.7 billion in revenue, Won 22.1 billion in operating income and Won 6.9 billion in profit for the period for its fixed-line business. Although revenue continued to grow due to an increase in the number of premium subscriptions with higher monthly rates and purchases of video-on-demand content, operating profit decreased compared to the previous year due to an increase in operating costs related to its fixed-line business subsidiaries, among other things. The number of subscribers to each of its high-speed internet, residential fixed-line telephones, VoIP services and IPTV services was 5.48 million, 2.37 million, 1.69 million and 4.46 million, respectively (resulting in the total number of telephone subscribers being 4.06 million subscribers). In addition, SK Broadband was awarded first place for eight consecutive years, including in 2018, in the survey by the National Customer Satisfaction Index for its high-speed internet and IPTV services. This is the result of its continuous efforts to deliver new value to its customers through innovation.

Through upgrades to its infrastructure and expanding its network coverage, the Company has continued to enhance its customer base and increased the proportion of premium subscribers, mainly its Giga internet service subscribers, to 29%. In addition, by improving the distribution capabilities of its direct and indirect channels and Home & Service, it has achieved a net increase in the number of subscribers. In the future, the Company will continue to achieve qualitative growth of its subscriber base by expanding sales based on Home & Service, wireless and fixed-line bundled offerings and strengthening marketing towards its premium subscribers.

With an increase in the number of subscribers and purchases of paid content, the Company’s IPTV service business continues to grow steadily and revenue from its IPTV service in the first quarter of 2018 increased by more than 20% compared to the first quarter of 2017. In particular, the proportion of premium subscribers with higher monthly rates increased to approximately 45% as of March 31, 2018 due to the steady sale of premium subscriptions. In addition, the number of subscribers and usage rate of B tv x NUGU, an artificial intelligence-based IPTV service launched in the first quarter of 2018, have steadily increased.

The number of Oksusu subscribers has increased due to an improved user experience through diversification of content and personalized offerings, leading to an increase in its value as a platform as the proportion of sales of paid content has increased. SK Stoa maintained its sales growth by strengthening its channel launch marketing and expanding direct sales of products. In addition, SK Stoa focused on improving its mobile platform service by upgrading its user interface and providing services such as product recommendations in order to enhance its competitiveness.

SK Telink, a provider of international telecommunications service, has been able to establish itself as a market leader as a result of its affordable pricing, proactive marketing and the quality of its services. It launched a mobile phone-based international calling service under the brand name “00700” in 1998, creating a new niche market within the long-distance telephony market that was otherwise dominated by existing service providers. In 2003, SK Telink was designated a common carrier for international calling services, which allowed the Company to expand its international calling services to fixed-line international calling services. In 2005, SK Telink obtained a license to operate VoIP services and local calling value-added services to develop into a versatile fixed-line telecommunications service provider. SK Telink plans to strategically target the convergence of wireless and fixed-line telecommunications and strengthen its existing business as a comprehensive ICT service provider, including international satellite calling services (internet, wireless and fixed-line calling services on ships, aircraft and in polar regions), and video conference call services while aiming to satisfy the diverse needs of customers by providing quality solutions at reasonable prices.

[Other Business]

A.	Industry Characteristics

As the number of smartphones distributed in Korea exceeds 40 million, the growth in various mobile devices has spurred the rise of the service provider with a strong platform business as the leader in the ICT market. It is becoming increasingly important to enhance competitiveness by building a platform with large data capacity to handle the increase in data transmission.

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A platform business acts as an intermediary by promoting interactions among various customer groups, thereby generating new values. It is important for a platform business to continually attract subscribers and users and to create an ecosystem with certain lock-in effects. A platform can exist in various forms, including as a technological standard (iOS, Android OS), a subscriber-based service platform (Facebook, Twitter) or a marketplace (Amazon, Onestore). Platform businesses are evolving and expanding globally.

A platform business has strong growth potential due to its connectivity with related services and ease of global expansion. Apple became a world-leading smartphone producer based on its innovative design and the competitive strength of its App Store platform. Google has created a new ecosystem of long-tail advertising by attracting millions of third parties to its advertising platform, as well as showing strong growth in mobile markets with its competitive platform based on Android OS. It is becoming increasingly important to enhance competitiveness through a database that can register and analyze purchase patterns of customers across all areas and a platform with large data capacity with which to utilize this database and provide differentiated services to customers.

B.	Growth Potential

The scope and value generated by the platform business, including application and content marketplaces and N-screen services, continue to increase as smartphones and tablet computers become more popular and the bandwidth and speed of network infrastructure improve. As the wireless network evolves to LTE, business opportunities for the platform business exist, including multimedia streaming, N-screen service based on cloud technology and high-definition location-based services. Since the platform business realizes profit by connecting with advertisements or commerce sites after building a critical mass of subscribers and traffic, the recent growth in the advertising and commerce markets is expected to present an opportunity for platform businesses. The importance of building a platform with large data capacity that is connected to various digital contents and commerce is expected to increase in the future.

C.	Domestic and Overseas Market Conditions

(1)	Commerce markets

The Company expects that online/mobile commerce markets will continue to grow due to the growth potential of the Internet shopping population, the strengthening of online business models by off-line operators, and the rapid rise of mobile commerce. Recently, due to the widespread use of smartphones and social media, the commercialization of location-based services and the development of big data technology, online to offline (or, O2O) business, which is a concept of attracting customers to offline stores using online and mobile environments, is being highlighted as a new field in the online commerce market industry as new business models continue to emerge.

(2)	Digital contents

The growth of application marketplaces, which started with Apple’s App Store, provides the platform business with new opportunities for revenue generation. The competitive paradigm is shifting from a competition among platform operators toward a competition among eco-systems that include application developers as well as platform operators.

D.	Business Overview and Competitive Strengths

The Company plans to expand its platform ecosystem in operating its commerce business which includes marketplace and O2O businesses, such as 11st, Syrup and OK Cashbag, thereby ultimately increasing its enterprise value.

(1)	Commerce business

11st, an online marketplace, has continued its growth through effective marketing and customer satisfaction. Despite its later entry into the online commerce market (launched in 2008) which was already divided between Auction and G-Market, it is leading the domestic e-commerce market. Furthermore, 11st has established itself as the domestic market leader in mobile commerce, following its successful entry into and rapid growth in this market. Growth plans involving overseas joint ventures based on 11st’s business expertise have resulted in the successful launch of an open online commerce market in Turkey in partnership with Doğuş Group in March 2013. In October 2014, SK Planet and Celcom Axiata Berhad, which is a leading telecommunications service provider in Malaysia, established a joint venture, Celcom Planet, and launched online commerce services tailored to the Malaysian market in April 2015. 11st is actively engaged in operating such business in Malaysia.

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Syrup is a consumer-oriented commerce service with the goal of minimizing its customers’ time and efforts while maximizing the economic benefits by providing information about coupons and events based on time, place and occasion. To achieve this goal, Syrup combines location-based services, such as geo-fencing, a virtual perimeter technology using a global positioning system (or, GPS) and Bluetooth Low Energy (or, BLE), with big data analysis of consumption patterns. Syrup’s business partners can benefit from cost-effective marketing through Syrup by utilizing statistics and analysis regarding consumers’ frequency of visits, preferred products, and consumption patterns.

OK Cashbag is a point-based loyalty marketing program which has grown to become a global top-tier loyalty marketing program since its inception in 1999. Customers have access to increased benefits through accumulation of loyalty reward points and partner companies use OK Cashbag as a marketing resource. As Korea’s largest loyalty mileage program, OK Cashbag maintains a leading position in the industry. The Company is continuing to develop its service in light of market conditions and customers’ needs to enhance its customers’ perception of point value and is reviewing and pursuing various plans to develop OK Cashbag into a service that goes beyond a mileage program that leverages the key competitiveness of OK Cashbag such as its platform and partnership network.

(2)	Location-based services

T-Map Navigation provides map, local information, real-time traffic information and navigation services. T-Map Navigation is one of the leading location-based service platforms in Korea. By entering the Online to Offline service area with T map Taxi, T map Public Transportation and others, the Company is expanding its mobile platform foundation that connects day to day life. In September 2016, the Company launched T-Map x NUGU, which provides a new form of intelligent car infortainment service in collaboration with the Company’s artificial intelligence (“AI”) service, NUGU. The Company has continued to secure subscribers by differentiating its product T-map x NUGU as a unique “artificial intelligence driving assistant.” The Company has also focused on providing effective “info-tainment” platforms to commercial vehicle businesses as well as providing localized content, including region-specific information and advertisements. The Company plans to further develop the T-Map Navigation platform by initiating open application programming interface-based services, providing services to more diverse types of devices and providing local area-based services.

(3)	Digital contents

Onestore, an application platform launched in 2016 through a joint venture between SK Telecom, KT, LG U+ and Naver’s app store, launched Onestore 2.0, which showcases the particular benefits of the application platform. The Company intends to further develop Onestore into a personalized gateway and mobile playground through enhanced product and brand competitiveness, expansion of the scope of serviceable devices, reinforcement of digital content offerings and enhancement of search services, among other things.

(4)	Social networking services (“SNS”) and Internet portal services

The Company’s instant messenger service, “Nate-On,” had a market share of 12.3% in the instant messenger market in Korea with 2.2 million net users during the month of March 2018. “Nate,” the Company’s Internet search portal service, realized a page-view market share of 3.5% as of March 31, 2018. (Source: Korean Click, based on fixed-line access)

2. Updates on Major Products and Services

(Unit: in millions of Won and percentages)

Business	Major Companies	Item	Major Trademarks	Consolidated Sales Amount (ratio)
Wireless	SK Telecom Co., Ltd., PS&Marketing Co., Ltd., Network O&S Co., Ltd.	Mobile communication service, wireless data service, ICT service	T, Band Data and others	3,162,026 (76%)
Fixed-line	SK Broadband Co., Ltd., SK Telink Co., Ltd.	Fixed-line phone, high speed Internet, data and network lease service	B tv , 00700 international call, SK 7mobile and others	691,672 (16%)
Other	SK Planet Co., Ltd., SK TechX Co., Ltd., Onestore Co., Ltd., SK Communications Co., Ltd., M&Service Co., Ltd., SKP America, LLC, Shopkick Mgmt. Co., Ltd.	Internet portal service and e-commerce	11st, OK Cashbag, NATE, Onestore and others	327,839 (8%)

		Total		4,181,537 (100%)

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[Wireless Business]

As of March31, 2018, based on the Company’s standard monthly subscription plan, the basic service fee was Won 12,100 and the usage fee was Won 1.98 per second.

[Fixed-line Business]

SK Broadband provides broadband Internet access service, telephony, TV, corporate business services and other services for both individual and corporate customers. As of March 31, 2018, SK Broadband’s revenue comprised of 26.8% broadband Internet, 37.7% TV services, 2.4% telephony services, 32.5% corporate business services and 0.6% other telecommunications services. Price fluctuations in the different services provided by SK Broadband are due to discounts provided for long term contracts, changes in equipment costs and competition between companies.

[Other Business]

Set forth below are major products and services of the Company’s material consolidated subsidiaries.

Business	Item	Major Trademarks
Platform	ICT services, new media services, advertisement services, telecommunications sales, e-commerce and others	Syrup, Onestore, 11st, OK Cashbag and others

Advertisement (Display, Search)	Online advertisement services	Nate, Nate-On

Contents and others	Pay content sales and other services	Nate, Nate-On

3.	Investment Status

[Wireless Business]

A.	Investment in Progress

(Unit: in 100 millions of Won)

Business	Classification	Investment period	Subject of investment	Investment effect	Expected investment amount		Amount already invested	Future investment
Network/Common	Upgrade/ New installation	Three months ended March 31, 2018	Network, systems and others	Capacity increase and quality improvement; systems improvement	21,000		870	—

	Total				21,000	*	870	—

*	On February 5, 2018, the Company disclosed its 2018 capital expenditure budget.

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B.	Future Investment Plan

(Unit: in 100 millions of Won)

Business	Expected investment amount		Expected investment for each year			Investment effect
	Asset type	Amount	2018	2019	2020
Network/Common	Network, systems and others	21,000	21,000	To be determined	To be determined	Upgrades to the existing services and expanded provision of services including wideband LTE-A

Total		21,000	21,000	To be determined	To be determined

[Fixed-line Business]

A.	Investment in Progress

In 2018, the Company plans to make a similar level of capital expenditures to expand network coverage and upgrade its media platform compared to 2017, but does not expect such expenditures to have a material adverse effect on the Company’s financial structure through improvements in investment efficiency.

(Unit: in 100 millions of Won)
Business	Classification	Investment period	Subject of investment	Investment effect	Amount already invested	Future investment
High-speed Internet	Upgrade/ New installation	Three months March 31, 2018	Backbone and subscriber network/ others	Expand subscriber networks and facilities	170	To be determined
Residential fixed-line telephone					1
Television					251
Corporate Business				Increase leased- line and integrated information system	90
Others				Expand networks and required space	50

		Total			562

4. Revenues

(Unit: in millions of Won)

Business	Sales type	Item		For the three months ended March 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Wireless	Services	Mobile communication	Export	10,043	20,507	17,393
			Domestic	3,151,983	13,241,628	12,987,516
			Subtotal	3,162,026	13,262,135	13,004,909
Fixed-line	Services	Fixed-line, B2B data, High-speed Internet, TV	Export	22,111	84,395	92,630
			Domestic	669,561	2,639,756	2,558,563
			Subtotal	691,672	2,724,151	2,651,193
Other	Services	Display and Search ad., Content	Export	5,652	41,233	42,205
			Domestic	322,187	1,492,494	1,393,509
			Subtotal	327,839	1,533,727	1,435,714

	Total		Export	37,806	146,135	152,228

			Domestic	4,143,731	17,373,878	16,939,588

			Total	4,181,537	17,520,013	17,091,816

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(Unit: in millions of Won)

For the three months ended March 31, 2018	Wireless	Fixed	Other	Sub total	Internal transaction	After consolidation
Total sales	3,549,792	922,330	411,197	4,883,319	(701,782)	4,181,537
Internal sales	387,766	230,658	83,358	701,782	(701,782)	—
External sales	3,162,026	691,672	327,839	4,181,537	—	4,181,537
Operating income (loss)	345,673	38,785	(58,982)	325,476	—	325,476

Profit (loss) for the period						906,990

Total assets	28,407,297	4,564,190	2,578,514	35,550,001	584,387	36,134,388

Total liabilities	11,683,548	2,692,759	1,135,955	15,512,263	634,302	16,146,565

5. Derivative Transactions

A.	Current Swap Contract Applying Cash Flow Risk Hedge Accounting

Currency swap contracts under cash flow hedge accounting as of March 31, 2018 are as follows:

Borrowing date	Hedged item	Hedged risk	Contract type	Financial institution	Duration of contract
Jul. 20, 2007	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	Foreign currency risk	Cross currency swap	Morgan Stanley and five other banks	Jul. 20, 2007 – Jul. 20, 2027

Nov. 1, 2012	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$700,000,000)	Foreign currency risk	Cross currency swap	Standard Chartered and nine other banks	Nov. 1, 2012 – May. 1, 2018

Mar. 7, 2013	Floating-to-fixed cross currency interest rate swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk and interest rate risk	Cross currency interest rate swap	DBS Bank	Mar. 7, 2013 – Mar. 7, 2020

Oct. 29, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$300,000,000)	Foreign currency risk	Cross currency swap	Korea Development Bank and others	Oct. 29, 2013 – Oct. 26, 2018

Dec. 16, 2013	Fixed-to-fixed cross currency swap (U.S. dollar denominated loan face value of US$57,535,000)	Foreign currency risk	Cross currency swap	Deutsche Bank	Dec. 16, 2013 – Apr. 29, 2022

Dec. 20, 2016	Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 49,000 million)	Interest rate risk	Interest rate swap	Korea Development Bank	Dec. 20, 2016 – Dec. 20, 2021

January 30, 2017	Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 32,667 million)	Interest rate risk	Interest rate swap	Korea Development Bank	Nov. 10, 2016 – Jul. 30, 2019

March 31, 2017	Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 30,000 million)	Interest rate risk	Interest rate swap	Korea Development Bank	March 31, 2017 – March 31, 2020

December 21, 2017	Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 50,000 million)	Interest rate risk	Interest rate swap	Korea Development Bank	December 5, 2017 – December 21, 2022

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B.	Treatment of Derivative Instruments on the Balance Sheet

As of March 31, 2018, fair values of the above derivatives recorded in assets or liabilities and details of derivative instruments were as follows:

(Unit: in millions of Won; in thousands of foreign currencies)
Hedged item	Fair value
	Cash flow hedge	Trading purposes	Embedded derivatives	Total
Non-current assets:
Structured bond (face value of Won 50,000 million)	—	9,373	—	9,373
Fixed-to-fixed cross currency swap (U.S. dollar denominated bonds face value of US$400,000,000)	2,768	—	—	2,768
Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 49,000 million)	289	—	—	289
Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 28,553 million)	41	—	—	41
Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 50,000 million)	41	—	—	41

Total assets:				12,512

Current liabilities:
Floating-to-fixed interest rate swap (U.S. dollar denominated bonds face value of US$ 700,000,000)	(30,988)	—	—	(30,988)
Floating-to-fixed interest rate swap (U.S. dollar denominated bonds face value of US$ 300,000,000)	(2,911)	—	—	(2,911)
Non-current liabilities:
Floating-to-fixed interest rate swap (U.S. dollar denominated bonds face value of US$ 300,000,000)	(6,989)	—	—	(6,989)
Fixed-to-fixed interest rate swap (U.S. dollar denominated bonds face value of US$ 57,535,000)	(3,901)	—	—	(3,901)
Floating-to-fixed interest rate swap (Korean Won denominated bonds face value of KRW 30,000 million)	(145)	—	—	(145)

Total liabilities:				(44,934)

6. Major Contracts

[SK Telecom]

Not applicable.

[SK Broadband]

Due to the nature of the telecommunication service business, SK Broadband has entered into agreements related to the joint usage of telecommunication facilities for interconnection among telecommunication lines conduits and telecommunication service providers. Below are the major contracts of SK Broadband. In addition to the below, SK Broadband has also entered into various real estate rental agreements.

Counterparty	Contract Contents	Contract Period	Note

Telecommunication service providers	Interconnection among telecommunication service providers	—	Automatically renewed for two years at a time unless specific amendments are requested

KEPCO	Provision of electric facilities	From Nov. 2016 to Nov. 2018 (Unless special reasons arise, the usage period will be renewed annually)	Use of electricity poles

Busan Transportation Corporation	Use of telecommunication line conduits	From Aug. 2017 to Jul. 2019	Use of railway telecommunication conduit (Serviced areas to expand)

Seoul Metro	Use of telecommunication line conduits	From Jan. 2018 to Dec. 2020	Use of railway telecommunication conduit (Serviced areas to expand)

Seoul Metro	Use of telecommunication line conduits	From May 2010 to May 2013 (currently in discussion to decide usage unit price, future plans to enter into a contract)	Use of railway telecommunication conduit (Serviced areas to expand)

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[SK Communications]

Counterparty	Purpose	Contract Period	Contract Amount
Kakao Corp.	Cost-per-click Internet search advertisement	—	Amount determined based on the number of clicks

*	SK Communications and Kakao Corp. have agreed not to publicly disclose the contract period with respect to the contract with Kakao Corp.

7. R&D Investments

Set forth below are the Company’s R&D expenditures.

		(Unit: in millions of Won except percentages)
	Category	For the three months ended March 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016	Remarks
	Raw material	21	1,261	659	—
	Labor	36,632	139,845	116,108	—
	Depreciation	37,267	144,301	125,827	—
	Commissioned service	12,425	76,042	54,714	—
	Others	10,225	53,112	53,785	—
	Total R&D costs	96,570	414,562	351,093	—
Accounting	Sales and administrative expenses	89,425	395,276	344,787	—
	Development expenses (Intangible assets)	7,145	19,285	6,306	—
	R&D cost / sales amount ratio (Total R&D costs / Current sales amount×100)	2.31%	2.37%	2.05%	—

8. Other information relating to investment decisions

A.	Trademark Policies

The Company manages its corporate brand and other product brands in a comprehensive way to protect and increase their value. The Company’s Brand Management Council in charge of overseeing its systematic corporate branding operates full-time to execute decisions involving major brands and operates ‘Comm.ON,’ an intranet system to manage the development, registration and licensing of brands.

B.	Business-related Intellectual Property

[SK Telecom]

As of March 31, 2018, the Company held 5,432 Korean-registered patents and 1,465 foreign-registered patents. The Company holds 754 Korean-registered trademarks and owns intellectual property rights to the design of the alphabet “T.” The designed alphabet “T” is registered in all business categories for trademarks (total of 45). The number of registered patents and trademarks is subject to constant change due to the acquisition of new rights, expiration of terms, abandonments and dispositions.

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[SK Broadband]

As of March 31, 2018, SK Broadband held 347 Korean-registered patents relating to high-speed Internet, telephone and IPTV service. SK Broadband also holds a number of trademarks and service marks relating to its service and brand.

[SK Planet]

As of March 31, 2018, SK Planet held 2,501 registered patents, 129 registered design marks, 1,318 registered trademarks and 9 copyrights (including those held jointly with other companies) in Korea. It also holds 171 U.S.-registered patents, 107 Chinese-registered patents, 74 Japanese-registered patents, 54 E.U.-registered patents (all including patents held jointly with other companies) and 428 registered trademarks, along with a number of other intellectual property rights, in other countries.

[SK Communications]

As of March 31, 2018, SK Communications held 93 registered patents, 26 registered design rights and 506 registered trademarks in Korea.

C.	Business-related Pollutants and Environmental Protection

The Company does not engage in any manufacturing and therefore does not undertake any industrial processes that emit pollutants into the air or industrial processes in which hazardous materials are used.

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III. FINANCIAL INFORMATION

1. Summary Financial Information (Consolidated and Separate)

A.	Summary Financial Information (Consolidated)

Below is the summary consolidated financial information of the Company as of March 31, 2018, December 31, 2017 and December 31, 2016 and for the three months ended March 31, 2018 and 2017 and the years ended December 31, 2017 and 2016. The Company’s unaudited consolidated financial statements as of March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won except number of companies)
	As of March 31, 2018	As of December 31, 2017	As of December 31, 2016
Assets
Current Assets	8,471,298	6,201,799	5,996,628
• Cash and Cash Equivalents	1,885,744	1,457,735	1,505,242
• Accounts Receivable – Trade, net	2,090,501	2,126,007	2,240,926
• Accounts Receivable – Other, net	1,510,693	1,260,835	1,121,444
• Others	2,984,360	1,357,222	1,129,016
Non-Current Assets	27,663,090	27,226,870	25,301,035
• Long-Term Investment Securities	1,096,656	887,007	828,521
• Investments in Associates and Joint Ventures	10,064,015	9,538,438	7,404,323
• Property and Equipment, net	9,648,556	10,144,882	10,374,212
• Intangible Assets, net	3,452,451	3,586,965	3,776,354
• Goodwill	1,917,813	1,915,017	1,932,452
• Others	1,483,599	1,154,561	985,173

Total Assets	36,134,388	33,428,669	31,297,663

Liabilities
Current Liabilities	6,883,712	7,109,123	6,444,099
Non-Current Liabilities	9,262,853	8,290,351	8,737,134

Total Liabilities	16,146,565	15,399,474	15,181,233

Equity
Equity Attributable to Owners of the Parent Company	19,791,062	17,842,139	15,971,399
Share Capital	44,639	44,639	44,639
Capital Surplus (Deficit) and Other Capital Adjustments	196,821	196,281	199,779
Retained Earnings	19,842,372	17,835,946	15,953,164
Reserves	(292,770)	(234,727)	(226,183)
Non-controlling Interests	196,761	187,056	145,031

Total Equity	19,987,823	18,029,195	16,116,430

Total Liabilities and Equity	36,134,388	33,428,669	31,297,663

Number of Companies Consolidated	43	39	38

	(Unit: in millions of Won except per share amounts)
	For the three months ended March 31, 2018	For the three months ended March 31, 2017	For the year ended December 31, 2017	For the year ended December 31, 2016
Operating Revenue	4,181,537	4,234,365	17,520,013	17,091,816
Operating Income	325,476	410,502	1,536,626	1,535,744
Profit Before Income Tax	906,990	724,220	3,403,249	2,096,139
Profit for the Period	693,372	583,481	2,657,595	1,660,101
Profit for the Period Attributable to Owners of the Parent Company	694,959	589,134	2,599,829	1,675,967
Profit for the Period Attributable to Non-controlling Interests	(1,587)	(5,653)	57,766	(15,866)

33

			(Unit: in millions of Won except per share amounts)
	For the three months ended March 31, 2018	For the three months ended March 31, 2017	For the year ended December 31, 2017	For the year ended December 31, 2016
Basic and Diluted Earnings Per Share (Won)	9,842	8,344	36,582	23,497

B.	Summary Financial Information (Separate)

Below is the summary separate financial information of the Company as of March 31, 2018, December 31, 2017 and December 31, 2016 and for the three months ended March 31, 2018 and 2017 and the years ended December 31, 2017 and 2016. The Company’s unaudited separate financial statements as of March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017, which are prepared in accordance with K-IFRS, are attached hereto.

	(Unit: in millions of Won)
	As of March 31, 2018	As of December 31, 2017	As of December 31, 2016
Assets
Current Assets	6,087,078	3,768,098	3,661,115
• Cash and Cash Equivalents	1,296,107	880,583	874,350
• Accounts Receivable – Trade, net	1,518,649	1,520,209	1,594,504
• Accounts Receivable – Other, net	1,250,604	1,003,509	772,570
• Others	2,021,718	363,797	419,691
Non-Current Assets	21,700,256	21,789,424	21,787,459
• Long-Term Investment Securities	698,010	724,603	560,966
• Investments in Subsidiaries and Associates	9,186,013	9,152,321	8,726,538
• Property and Equipment, net	6,521,269	6,923,133	7,298,539
• Intangible Assets, net	2,947,021	3,089,545	3,275,663
• Goodwill	1,306,236	1,306,236	1,306,236
• Others	1,041,707	593,586	619,517

Total Assets	27,787,334	25,557,522	25,448,574

Liabilities
Current Liabilities	4,840,602	4,767,401	4,464,160
Non-Current Liabilities	6,531,282	5,782,730	6,727,460

Total Liabilities	11,371,884	10,550,131	11,191,620

Equity
Share Capital	44,639	44,639	44,639
Capital Surplus and Other Capital Adjustments	372,034	371,895	371,481
Retained Earnings	16,008,029	14,512,556	13,902,627
Reserves	(9,252)	78,301	(61,793)
Total Equity	16,415,450	15,007,391	14,256,954

Total Liabilities and Equity	27,787,334	25,557,522	25,448,574

			(Unit: in millions of Won except per share amounts)
	For the three months ended March 31, 2018	For the three months ended March 31, 2017	For the year ended December 31, 2017	For the year ended December 31, 2016
Operating Revenue	2,988,538	3,087,956	12,468,035	12,350,479
Operating Income	369,257	439,396	1,697,709	1,782,172
Profit Before Income Tax	477,476	489,633	1,603,808	1,562,782
Profit for the Period	364,427	388,206	1,331,114	1,217,274
Basic and Diluted Earnings Per Share (Won)	5,161	5,498	18,613	17,001

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2. Other Matters Related to Financial Information

A.	Restatement of the Financial Statements

Not applicable.

B.	Allowance for Doubtful Accounts

(1)	Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the three months ended March 31, 2018
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,364,784	261,828	11%
Loans	176,125	47,421	27%
Accounts receivable – other	1,715,337	73,712	4%
Accrued income	6,369	—	0%
Guarantee deposits	291,705	—	0%

Total	4,554,320	382,961	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2017
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,378,203	239,448	10%
Loans	161,015	47,311	29%
Accounts receivable – other	1,623,295	75,412	5%
Accrued income	3,979	—	0%
Guarantee deposits	296,517	—	0%

Total	4,463,009	362,171	8%

	(Unit: in millions of Won)
	For the year ended December 31, 2016
	Gross amount	Allowance for Doubtful Accounts	Percentage
Accounts receivable – trade	2,503,139	241,828	10%
Loans	172,982	48,527	28%
Accounts receivable – other	1,350,090	78,977	6%
Accrued income	2,780	—	0%
Guarantee deposits	302,901	—	0%

Total	4,331,892	369,332	9%

(2)	Movements in Allowance for Doubtful Accounts of Trade and Other Receivables

	(Unit: in millions of Won)
	For the three months ended March 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Beginning balance	362,171	369,332	344,016
Effect of change in accounting policy	13,049	—	—
Increase of allowance for doubtful accounts	13,534	40,377	78,132
Reversal of allowance for doubtful accounts	—	—	—
Write-offs	(10,289)	(70,802)	(79,891)
Other	4,496	23,264	27,075

Ending balance	382,961	362,171	369,332

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(3)	Policies for Allowance for Doubtful Accounts

The Company establishes allowances for doubtful accounts based on the likelihood of recoverability of trade and other receivables based on their aging at the end of the period and past customer default experience for the past two years. With respect to trade receivables relating to wireless telecommunications services, the Company considers the likelihood of recovery based on past customer default experience and the length of default in connection with the type of default (e.g., whether the customer’s service has been terminated or is continued). For such trade receivables that have been overdue for more than two years after the customer’s service has been terminated, the Company records an allowance of 100% of such receivables. For such trade receivables that have been overdue for less than two years after the customer’s service has been terminated or relates to a customer that is continuing his service, the Company records an allowance of a certain percentage of such receivable. Consistent with customary practice, the Company writes off trade and other receivables for which the prescription period has passed or that are determined to be impossible or economically too costly to collect, including receivables that are less than Won 200,000 and more than six months overdue and receivables that have been determined to be the subject of identity theft.

(4)	Aging of Accounts Receivable

			(Unit: in millions of Won)
	As of March 31, 2018
	Six months or less	From six months to one year	From one year to three years	More than three years	Total
Accounts receivable – general	2,062,542	44,146	159,511	98,584	2,364,784

Percentage	87%	2%	7%	4%	100%

C.	Inventories

(1)	Detailed Categories of Inventories

	(Unit: in millions of Won)
Account Category	For the three months ended March 31, 2018	For the year ended December 31, 2017	For the year ended December 31, 2016
Merchandise	233,872	243,975	225,958
Goods in transit	—	—	—
Other inventories	20,611	28,428	33,888

Total	254,483	272,403	259,846

Percentage of inventories to total assets [ Inventories / Total assets ]	0.70%	0.81%	0.83%
Inventory turnover [ Cost of sales / { ( Beginning balance of inventories + Ending balance of inventories ) / 2} ]	6.24	7.09	6.89

(2)	Reporting of Inventories

The Company holds handsets, ICT equipment for offline sales, etc. in inventory. The Company conducts physical due diligence of its inventories with its auditors at the end of each year.

D.	Fair Value Measurement

See note 2 of the notes to the Company’s unaudited consolidated financial statements as of March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017, for more information.

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E.	Key Terms of Debt Securities

[SK Telecom]

The following are key terms and conditions of bonds issued by the Company.

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 61-2	Dec. 27, 2011	Dec. 27, 2021	190,000	Dec. 19, 2011	Hana Financial Investment Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 50% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 25, 2018

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 62-1	Aug. 28, 2012	Aug. 28, 2019	170,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-2	Aug. 28, 2012	Aug. 28, 2022	140,000	Aug. 22, 2012	Meritz Securities Co., Ltd.
Unsecured Bond – Series 62-3	Aug. 28, 2012	Aug. 28, 2032	90,000	Aug. 22, 2012	Meritz Securities Co., Ltd.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 25, 2018

37

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 63-1	April 23, 2013	April 23, 2023	230,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 63-2	April 23, 2013	April 23, 2033	130,000	April 17, 2013	Korea Securities Finance Corp.
Unsecured Bond – Series 64-1	May 14, 2014	May 14, 2019	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-2	May 14, 2014	May 14, 2024	150,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 64-4	May 14, 2014	May 14, 2029	50,000	April 29, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-1	Oct. 28, 2014	Oct. 28, 2019	160,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-2	Oct. 28, 2014	Oct. 28, 2021	150,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 65-3	Oct. 28, 2014	Oct. 28, 2024	190,000	Oct. 16, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 66-1	Feb. 26, 2015	Feb. 26, 2022	100,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-2	Feb. 26, 2015	Feb. 26, 2025	150,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 66-3	Feb. 26, 2015	Feb. 26, 2030	50,000	Feb. 11, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-1	July 17, 2015	July 17, 2018	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-2	July 17, 2015	July 17, 2025	70,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 67-3	July 17, 2015	July 17, 2030	90,000	July 9, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-1	Nov. 30, 2015	Nov. 30, 2018	80,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-2	Nov. 30, 2015	Nov. 30, 2025	100,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 68-3	Nov. 30, 2015	Nov. 30, 2035	70,000	Nov. 18, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 69-1	March 4, 2016	March 4, 2019	70,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-2	March 4, 2016	March 4, 2021	100,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-3	March 4, 2016	March 4, 2026	90,000	Feb. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 69-4	March 4, 2016	March 4, 2036	80,000	Feb. 22, 2016	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 100% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 25, 2018

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 70-1	June 3, 2016	June 3, 2019	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-2	June 3, 2016	June 3, 2021	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-3	June 3, 2016	June 3, 2026	120,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 70-4	June 3, 2016	June 3, 2031	50,000	May 24, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 71-1	April 25, 2017	April 25, 2020	60,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-2	April 25, 2017	April 25, 2022	120,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-3	April 25, 2017	April 25, 2027	100,000	April 13, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 71-4	April 25, 2017	April 25, 2032	90,000	April 13, 2017	Korea Securities Finance Corp.

38

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 5 trillion won
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 25, 2018

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 72-1	Nov. 10, 2017	Nov. 10, 2020	100,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-2	Nov. 10, 2017	Nov. 10, 2022	80,000	Oct. 31, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 72-3	Nov. 10, 2017	Nov. 10, 2027	100,000	Oct. 31, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Management Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 25, 2018

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 73-1	Feb. 20, 2018	Feb. 20, 2021	110,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-2	Feb. 20, 2018	Feb. 20, 2023	100,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-3	Feb. 20, 2018	Feb. 20, 2028	200,000	Feb. 6. 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 73-4	Feb. 20, 2018	Feb. 20, 2038	90,000	Feb. 6. 2018	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 300%
	Compliance Status	Compliant

Restriction on Liens	Key Term	The total amount of secured debt not to exceed 150% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 50% of total assets
	Compliance Status	Compliant

Restriction on Changes of Management Structure	Key Term	Restriction of cross-shareholding Exclusion from corporate group
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	To be submitted after the release of the 2018 semi-annual report

39

[SK Broadband]

The following are key terms and conditions of bonds issued by SK Broadband.

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 38-2	April 2, 2014	April 2, 2019	210,000	March 21, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 39	Sept. 29, 2014	Sept. 29, 2019	130,000	Sept. 17, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 40-2	Jan. 14, 2015	Jan. 14, 2020	160,000	Jan. 2, 2014	Korea Securities Finance Corp.
Unsecured Bond – Series 41	July 15, 2015	July 15, 2020	140,000	July 3, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 42	Oct. 6, 2015	Oct. 6, 2020	130,000	Sept. 22, 2015	Korea Securities Finance Corp.
Unsecured Bond – Series 43-1	Oct. 5, 2016	Oct. 5, 2019	50,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 43-2	Oct. 5, 2016	Oct. 5, 2021	120,000	Sept. 22, 2016	Korea Securities Finance Corp.
Unsecured Bond – Series 44	Feb. 3, 2017	Feb. 3, 2022	150,000	Jan. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant
Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 2 trillion won
	Compliance Status	Compliant
Submission of Compliance Certificate	Compliance Status	Submitted on April 23, 2018

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 45-1	Oct. 11, 2017	Oct. 11, 2020	30,000	Sept. 20, 2017	Korea Securities Finance Corp.
Unsecured Bond – Series 45-2	Oct. 11, 2017	Oct. 11, 2022	140,000	Sept. 20, 2017	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

40

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	Submitted on April 23, 2018

Name	Issue Date	Maturity Date	Principal Amount	Date of Fiscal Agency Agreement	Fiscal Agent
Unsecured Bond – Series 46-1	Feb. 1, 2018	Feb. 1, 2021	70,000	Jan. 19, 2018	Korea Securities Finance Corp.
Unsecured Bond – Series 46-2	Feb. 1, 2018	Feb. 1, 20213	80,000	Jan. 19, 2018	Korea Securities Finance Corp.

Maintenance of Financial Ratio	Key Term	Debt ratio no greater than 400%
	Compliance Status	Compliant
Restriction on Liens	Key Term	The total amount of secured debt not to exceed 200% of share capital as of the end of the previous fiscal year
	Compliance Status	Compliant

Restriction on Disposition of Assets	Key Term	Disposal of assets per fiscal year not to exceed 70% of total assets
	Compliance Status	Compliant

Restriction on Changes of Management Structure	Key Term	Restriction on changes of management structure
	Compliance Status	Compliant

Submission of Compliance Certificate	Compliance Status	To be submitted in August 2018

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IV. AUDITOR’S OPINION

1. Auditor (Consolidated)

Three months ended March 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.	KPMG Samjong Accounting Corp.

2. Audit Opinion (Consolidated)

Period	Auditor’s opinion	Issues noted
Three months ended March 31, 2018	—	—
Year ended December 31, 2017	Unqualified	N/A
Year ended December 31, 2016	Unqualified	N/A

3. Remuneration for Independent Auditors for the Past Three Fiscal Years

A.	Audit Contracts

	(Unit: in millions of Won except number of hours)
Period	Auditors	Contents	Fee	Total number of hours accumulated for the fiscal year
Three months ended March 31, 2018	KPMG Samjong Accounting Corp.	Quarterly review	1,700	22,058
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2017	KPMG Samjong Accounting Corp.	Semi-annual review	1,470	21,098
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task
Year ended December 31, 2016	KPMG Samjong Accounting Corp.	Semi-annual review	1,350	19,412
		Quarterly review
		Separate financial statements audit
		Consolidated financial statements audit
		English financial statements review and other audit task

B.	Non-Audit Services Contract with External Auditors

(Unit: in millions of Won)
Period	Contract date	Service provided	Service duration	Fee
Three months ended March 31, 2018	March 5, 2018	Issuance of comfort letters	March 5, 2018-April 26, 2018	110
Year ended December 31, 2017	March 10, 2017	Issuance of comfort letters	March 10, 2017-March 30, 3017	30
	April 28, 2017	Consulting services	April 28, 2017-May 12, 2017	300
Year ended December 31, 2016	May 10, 2016	Confirmation of financial information	May 10-May 12, 2016	2

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4. Change of Independent Auditors

Not applicable.

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V.	MANAGEMENT’S DISCUSSION AND ANALYSIS

Omitted in quarterly reports in accordance with Korean disclosure rules.

VI.	CORPORATE ORGANIZATION INCLUDING BOARD OF DIRECTORS

1. Board of Directors

A.	Overview of the Composition of the Board of Directors

The Company’s board of directors (the “Board of Directors”) is composed of eight members: five independent directors, two inside directors and one non-executive director. Within the Board, there are five committees: Independent Director Nomination Committee, Audit Committee, Compensation Committee, CapEx Review Committee and Corporate Citizenship Committee.

(As of March 31, 2018)
Total number of persons	Inside director	Non-executive director	Independent directors
8	Jung Ho Park, Young Sang Ryu	Dae Sik Cho	Jae Hoon Lee, Dae Shick Oh, Jae Hyeon Ahn, Jung Ho Ahn, Youngmin Yoon

At the 34th General Meeting of Shareholders held on March 21, 2018, Young Sang Ryu was newly elected as an inside director and Youngmin Yoon was newly elected as an independent director and a member of the audit committee.

B.	Significant Activities of the Board of Directors

Meeting	Date	Agenda	Approval

409th (the 1st meeting of 2018)	February 2, 2018

•   Business Plan for 2018

•   Financial statements as of and for the year ended December 31, 2017

•   Annual business report as of and for the year ended December 31, 2017

•   Delegation of funding through long-term borrowings in 2018

•   Lease contract with SK Broadband

•   Approval of IT SM transactions in 2018

•   Report on welfare fund for 2018

•   Share acquisition of FSK L&S

•   Establishment of SK Telecom Japan

•   Report of internal accounting management

•   Donation to community in 2017

•   Report for the period after the fourth quarter of 2017

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed — — —

410th (the 2nd meeting of 2018)	February 20, 2018

•   Adoption of electronic voting system

•   Establishment of corporate governance charter

•   Grant of stock options

•   Plan for the 34th General Meeting of Shareholders

•   Donation to the Korean Fencing Association

•   Results on internal accounting management

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed —

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Meeting	Date	Agenda	Approval
411th (the 3rd meeting of 2018)	March 31, 2018

•   Election of the chairman of the Board of Directors

•   Election of committee members

•   Reappointment of compliance officer

•   Transactions with SK Holdings in the second quarter of 2018

•   Transactions related to corporate bonds with SK Securities

•   Transactions related to fund management with SK Securities

•   Donation to Korea Foundation of Advance Studies for 2018

•   Donation to SK Happiness Foundation for 2018

Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

C.	Committees within Board of Directors

(1)	Committee structure (as of March 31, 2018)

(a)	Compensation Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Dae Shick Oh, Jung Ho Ahn	Review CEO remuneration system and amount

*	The Compensation Review Committee is a committee established by the resolution of the Board of Directors.

(b)	Capex Review Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
6	Young Sang Ryu	Jae Hoon Lee, Dae Shick Oh, Jae Hyeon Ahn, Jung Ho Ahn, Youngmin Yoon	Review major investment plans and changes thereto

*	The Capex Review Committee is a committee established by the resolution of the Board of Directors.

(c)	Corporate Citizenship Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	—	Jae Hoon Lee, Jae Hyeon Ahn, Jung Ho Ahn	Review guidelines on corporate social responsibility (“CSR”) programs, etc.

*	The Corporate Citizenship Committee is a committee established by the resolution of the Board of Directors.

(d)	Independent Director Nomination Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
3	Jung Ho Park	Jae Hoon Lee, Jae Hyeon Ahn	Nomination of independent directors

*	Under the Korean Commercial Code, a majority of the members of the Independent Director Nomination Committee should be independent directors.

(e)	Audit Committee

Total number of persons	Members		Task
	Inside Directors	Independent Directors
4	—	Jae Hoon Lee, Dae Shick Oh, Jae Hyeon Ahn, Youngmin Yoon	Review financial statements and supervise independent audit process, etc.

*	The Audit Committee is a committee established under the provisions of the Articles of Incorporation and the Korean Commercial Code.

45

2. Audit System

The Company’s Audit Committee consists of three independent directors, Dae Shick Oh, Jae Hoon Lee and Jae Hyeon Ahn.

Major activities of the Audit Committee as of March 31, 2018 are set forth below.

Meeting	Date	Agenda	Approval
The 1st meeting of 2018	February 1, 2018

•   Evaluation of internal accounting management system operation

•   Review of business and audit results for the second half of 2017 and business and audit plans for 2018

•   Evaluation of internal monitoring controls based on the opinion of the members of the Audit Committee

•   Appointment of external auditor for the period of 2018 to 2020

— Approved as proposed Approved as proposed —

The 2nd meeting of 2018	February 19, 2018

•   Report on the IFRS audit of fiscal year 2017

•   Report on review of 2017 internal accounting management system

•   Evaluation of internal accounting management system operation

•   Agenda and document review for the 34th General Meeting of Shareholders

•   Auditor’s report for fiscal year 2017

•   Report on contract for customer appreciation gifts to fixed-line telephone customers for 2018

— — Approved as proposed Approved as proposed Approved as proposed Approved as proposed

The 3rd meeting of 2018	March 20, 2018	• Contract for maintenance services of optical cables in 2018 • Contract for maintenance services of transmission equipment in 2018 • Consulting contract to undertake a global project	Approved as proposed Approved as proposed Approved as proposed

*	The line items that do not show approval are for reporting purposes only.

3. Shareholders’ Exercise of Voting Rights

A.	Voting System and Exercise of Minority Shareholders’ Rights

Pursuant to the Articles of Incorporation as shown below, the cumulative voting system was first introduced in the general meeting of shareholders held in 2003.

Articles of Incorporation	Description
Article 32(3) (Election of Directors)	Cumulative voting under Article 382-2 of the Korean Commercial Code will not be applied for the election of directors.

Article 4 of the 12th Supplement to the Articles of Incorporation (Interim Regulation)	Article 32(3) of the Articles of Incorporation shall remain effective until the day immediately preceding the date of the general meeting of shareholders held in 2003.

During the 34th general meeting of shareholders held on March 21, 2018, the Company adopted the electronic voting method. Pursuant to Article 368-4 of the Korean Commercial Code, the Company entrusted the Korea Securities Depository with the role of administering the electronic voting system, allowing shareholders to exercise their voting rights through electronic voting without attending the general meeting of shareholders.

Written voting system is not applicable. Minority shareholder rights were not exercised during the relevant period.

46

VII. SHAREHOLDERS

1. Shareholdings of the Largest Shareholder and Related Persons

A.	Shareholdings of the Largest Shareholder and Related Persons

(As of March 31, 2018)				(Unit: in shares and percentages)
Name	Relationship	Type of share	Number of shares owned and ownership ratio
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest Shareholder	Common share	20,363,452	25.22	20,363,452	25.22
Tae Won Chey	Officer of affiliated company	Common share	100	0.00	100	0.00
Dong Hyun Jang	Officer of affiliated company	Common share	251	0.00	251	0.00
Jung Ho Park	Officer of the Company	Common share	1,000	0.00	1,000	0.00

Total		Common share	20,364,803	25.22	20,364,803	25.22

B.	Overview of the Largest Shareholder

As of March 31, 2018, the Company’s largest shareholder was SK Holdings Co., Ltd. (“SK Holdings”) with 20,363,452 shares (25.22%) of the Company. SK Holdings was established on April 13, 1991 and was made public on the securities market for the first time under the name SK C&C Co., Ltd. on November 11, 2009. On August 3, 2015, SK Holdings merged with and into SK C&C and the merged entity was renamed SK Holdings. The main business of SK Holdings includes managing its subsidiaries as a holding company, IT services, security services and logistics services, among others.

C.	Changes in Shareholdings of the Largest Shareholder

Changes in shareholdings of the largest shareholder are as follows:

(As of March 31, 2018)				(Unit: in shares and percentages)
Largest Shareholder	Date of the change in the largest shareholder/ Date of change in shareholding	Shares Held	Holding Ratio	Remarks
	January 2, 2014	20,367,290	25.22	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
	March 24, 2014	20,368,290	25.23	Shin Won Chey, SKC’s Chairman, purchased 1,000 shares
SK Holdings	January 2, 2015	20,364,290	25.22	Shin Won Chey, SKC’s Chairman, disposed of 4,000 shares
	March 20, 2015	20,363,803	25.22	Appointment of CEO Dong Hyun Jang (ownership of 251 shares of the Company), Retirement of Sung Min Ha
	June 9, 2015	20,365,006	25.22	Purchase through the Share Exchange between SK Broadband and SK Telecom (Shin Won Chey, SKC’s Chairman, purchased 1,067 shares, and Myung Hyun Cho, SK Broadband’s independent director, purchased 136 shares)
	August 3, 2015	20,364,930	25.22	Myung Hyun Cho, SK Broadband’s independent director, disposed of 76 shares
	March 24, 2017	20,364,870	25.22	Retirement of Myung Hyun Cho, SK Broadband’s independent director (ownership of 60 shares of the Company)
	March 28, 2017	20,365,370	25.22	Jung Ho Park, CEO of the Company, purchased 500 shares.
	March 30, 2017	20,365,870	25.22	Jung Ho Park, CEO of the Company, purchased 500 additional shares.
	July 7, 2017	20,364,803	25.22	Shin Won Chey, SKC’s Chairman, disposed of 1,067 shares.

*	Shares held are the sum of shares held by SK Holdings and its related parties.

47

2. Distribution of Shares

A.	Shareholders with ownership of 5% or more and others

(As of March 31, 2018)			(Unit: in shares and percentages)
Rank	Name (title)	Common share
		Number of shares	Ownership ratio	Remarks
1	Citibank ADR	8,899,423	11.02%	—
2	SK Holdings	20,363,452	25.22%	—
3	SK Telecom	10,136,551	12.55%	Treasury shares
4	National Pension Service	7,392,350	9.16%	—
Shareholdings under the Employee Stock Ownership Program		—	0.00%	—

B.	Shareholder Distribution

(As of March 31, 2018)			(Unit: in shares and percentages)
Classification	Number of shareholders	Ratio (%)	Number of shares	Ratio (%)	Remarks
Total minority shareholders*	55,348	99.9%	33,953,935	42.05%	—

*	Defined as shareholders whose shareholding is less than a hundredth of the total issued and outstanding shares.

3. Share Price and Trading Volume in the Last Six Months

A.	Domestic Securities Market

Types		March 2018	February 2018	January 2018	December 2017	November 2017	October 2017
Common stock	Highest	239,500	262,000	280,000	278,000	266,000	271,500
	Lowest	226,500	239,500	259,500	265,000	250,500	257,500
	Average	232,429	246,222	268,682	272,789	257,429	265,281
Daily transaction volume	Highest	282,839	326,122	289,341	311,676	360,444	385,055
	Lowest	98,455	101,187	84,282	103,005	77,429	106,643
Monthly transaction volume		3,832,650	3,043,979	3,936,581	3,367,783	3,210,365	3,455,291

48

B.	Foreign Securities Market (New York Stock Exchange)

Types		March 2018	February 2018	January 2018	December 2017	November 2017	October 2017
Depositary receipt	Highest	24.70	27.19	28.82	28.65	27.44	26.61
	Lowest	23.26	24.32	27.26	27.31	25.06	24.64
	Average	24.03	25.12	27.93	27.92	26.00	25.63
Daily transaction volume	Highest	1,057,248	1,405,563	739,383	925,415	1,147,063	770,068
	Lowest	296,949	257,666	266,543	149,153	143,245	224,851
Monthly transaction volume		11,081,045	10,347,790	9,419,815	8,743,541	9,815,224	10,629,949

49

VIII.	EMPLOYEES AND DIRECTORS

1.	Employees

(As of March 31, 2018)							(Unit: in persons and millions of Won)
Business segment	Gender	Number of employees					Average service year	Aggregate wage for the first three months of 2017	Average wage per person
		Employees without a fixed term of employment		Employees with a fixed term of employment		Total
		Total	Part-time employees	Total	Part-time employees
—	Male	3,888	—	60	—	3,948	13.1	210,512	53
—	Female	636	—	66	—	702	9.9	26,432	38

Total		4,524	—	126	—	4,650	12.6	236,945	51

*	Based on Section 9-1-2 (Employee Status) of the Corporate Disclosure Guidelines (amended as of January 2018).

2. Compensation of Directors

A.	Amount Approved at the Shareholders’ Meeting

(As of March 31, 2018)		(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Approved
Directors	8	12,000

B.	Amount Paid

B-1. Total Amount

(As of March 31, 2018)			(Unit: in millions of Won)
Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
8	2,737	342	—

B-2. Amount by Classification

(As of March 31, 2018)				(Unit: in millions of Won)
Classification	Number of Directors	Aggregate Amount Paid	Average Amount Paid Per Director	Remarks
Inside Directors	3	2,648	883	—
Independent Directors	1	19	19	—
Audit Committee Members	4	70	17	—
Auditor	—	—	—	—

3. Individual Compensation of Directors

Omitted in quarterly reports in accordance with Korean disclosure rules.

50

4. Stock Options Granted and Exercised

A.	Stock Options Granted to Directors and Auditors

(As of March 31, 2018)		(Unit: in millions of Won)
Classification	Number of Directors	Fair Value of Stock Options	Remarks
Inside Directors	3	139	—
Independent Directors	1	—	—
Audit Committee Members	4	—	—

Total	8	139	—

*	See note 24 of the notes to the Company’s consolidated financial statements attached hereto for more information regarding the calculation method for the fair value of stock options.

The fair value of stock options is based on the cost associated with stock options as set forth in the Company’s statement of comprehensive income for the relevant period.

B.	Stock Options Granted and Exercised

(As of March 31,2018)							(Unit: in Won and shares)
Grantee	Relationship with the Company	Date of Grant	Method of Grant	Changes			Unexercised Number of Shares	Exercise Period	Exercise Price
				Granted	Exercised	Canceled
Jung Ho Park	Inside Director	March 24, 2017	Treasury stock	22,168	—	—	22,168	March 25, 2019 – March 24, 2022	246,750
Jung Ho Park	Inside Director	March 24, 2017	Treasury stock	22,168	—	—	22,168	March 25, 2020 – March 24, 2023	266,490
Jung Ho Park	Inside Director	March 24, 2017	Treasury stock	22,168	—	—	22,168	Mach 25, 2021 – March 24, 2024	287,810
Young Sang Ryu	Inside Director	February 20, 2018	Treasury stock	1,358	—	—	1,358	February 21, 2020 –February 20, 2023	254,120
Sung Won Suh	Officer	February 20, 2018	Treasury stock	2,755	—	—	2,755	February 21, 2020 –February 20, 2023	254,120
Sang Ho Lee	Officer	February 20, 2018	Treasury stock	1,594			1,594	February 21, 2020 –February 20, 2023	254,120

*	On March 31, 2018, the closing price was Won 233,500.

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IX.	RELATED PARTY TRANSACTIONS

1. Line of Credit Extended to the Largest Shareholder and Related Parties

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
SK Wyverns	Affiliate	Long-term and short-term loans	611	—	—	611	7	—

2. Transfer of Assets to/from the Largest Shareholder and Related Parties and Other Transactions

Purchase and Dispositions of Investments

(As of March 31, 2018)							(Unit: in millions of Won)
Name (Corporate name)	Relationship	Details					Remarks
		Type of investment	Change
			Beginning	Increase	Decrease	Ending
SK Telecom Japan Inc.	Affiliate	Equity	—	10,316	—	10,316	Newly Established
Atlas	Affiliate	Equity	84,495	5,329	—	89,824	Capital increase

Purchase and Disposition of Securities

(As of March 31, 2018)						(Unit: in millions of Won)
Name (Corporate name)	Relationship	Type of Transaction	Transaction Date	Object of Transaction	Transaction Amount	Valuation Method
SK Holdings	Affiliate	Purchase of equity interest	February 6, 2018	FSK L&S Co., Ltd.	18,000	Third party appraisal

Transfer of Assets

None.

3. Transactions with the Largest Shareholder and Related Parties

None.

4. Related Party Transactions

See note 29 of the notes to the Company’s unaudited consolidated financial statements as of March 31, 2018 and December 31, 2017 and for the three months ended March 31, 2018 and 2017, for more information regarding related party transactions.

52

5. Other Related Party Transactions (excluding Transactions with the Largest Shareholder and Related Parties listed above)

A.	Provisional Payment and Loans (including loans on marketable securities)

(Unit: in millions of Won)
Name (Corporate name)	Relationship	Account category	Change details				Accrued interest	Remarks
			Beginning	Increase	Decrease	Ending
Baekmajang and others	Agency	Long-term and short-term loans	61,930	.65,201	49,889	77,242	—	—
Daehan Kanggun BCN Inc.	Investee	Long-term loans	22,147	—	—	22,147	—	—

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X.	OTHER INFORMATION RELATING TO THE PROTECTION OF INVESTORS

1.	Developments in the Items Mentioned in Prior Reports on Important Business Matters

A.	Summary Minutes of the General Meeting of Shareholders

Date	Agenda	Resolution
32nd Fiscal Year Meeting of Shareholders (March 18, 2016)

1.  Approval of the financial statements for the year ended December 31, 2015

2.  Amendments to Articles of Incorporation

3.  Election of directors

•  Election of an inside director

•  Election of an independent director

4.  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

6.  Amendments to executive payroll regulations

Approved (Cash dividend, Won 9,000 per share) Approved Approved (Dae Sik Cho) Approved (Dae Shick Oh) Approved (Dae Shick Oh) Approved (Won 12 billion) Approved

33rd Fiscal Year Meeting of Shareholders (March 24, 2017)

1.  Approval of the financial statements for the year ended December 31, 2016

2.  Amendments to Articles of Incorporation

3.  Election of directors

•  Election of an inside director

•  Election of a non-executive director

•  Election of an independent director

•  Election of an independent director

•  Election of an independent director

4.  Election of an independent director as Audit Committee member

•  Election of an independent director as Audit Committee member

•  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

6.  Award of stock options

Approved (Cash dividend, Won 9,000 per share)

Approved

Approved (Jung Ho Park)

Approved (Dae Sik Cho)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Jung Ho Ahn)

Approved (Jae Hoon Lee)

Approved (Jae Hyeon Ahn)

Approved (Won 12 billion)

Approved

34th Fiscal Year Meeting of Shareholders (March 21, 2018)

1.  Approval of the financial statements for the year ended December 31, 2017

2.  Award of stock options

3.  Election of directors

•  Election of an inside director

•  Election of an independent director

4.  Election of an independent director as Audit Committee member

5.  Approval of remuneration limit for directors

Approved (Cash dividend, Won 9,000 per share) Approved Approved (Young Sang Ryu) Approved (Youngmin Yoon) Approved (Youngmin Yoon) Approved (Won 12 billion)

2. Contingent Liabilities

[SK Telecom]

A.	Material Legal Proceedings

None.

B. Other Contingent Liabilities

None.

54

[SK Broadband]

A.	Material Legal Proceedings

As of March 31, 2018, there were 14 lawsuits against SK Broadband (total amount of Won 3,899 million) that were pending. The Company does not believe that the outcome of these lawsuits will have a material impact on its financial statements.

B.	Other Contingent Liabilities

(1)	Pledged assets and covenants

SK Broadband has entered into revolving credit facilities with a limit of Won 80 billion with two financial institutions including Shinhan Bank in relation to its loans.

In connection with public offerings of notes, SK Broadband is subject to certain restrictions with respect to its debt ratio, third party payment guarantees and other limitations on liens.

SK Broadband, upon approval by its board of directors, has provided guarantees for financial instruments amounting to Won 263 million to support employees’ funding for the Employee Stock Ownership Program.

Additionally, SK Broadband has provided “geun” mortgage amounting to Won 4,144 million to others, including Seodaemoon Guksa, on a part of its buildings in connection with the leasing of the buildings.

SK Broadband has entered into a leased line contract and a resale contract for fixed-line telecommunication services with SK Telecom.

Seoul Guarantee Insurance Company has provided a performance guarantee of Won 19,900 million to SK Broadband in connection with the performance of certain contracts and the repair of any defects.

KB Kookmin Bank has provided a payment guarantee of Won 100 million to SK Broadband in connection with its e-commerce business.

[SK Planet]

A.	Material Legal Proceedings

As of March 31, 2018, there were six pending cases proceeding with SK Planet as the defendant and the aggregate amount of the claims was Won 3,125 million. The management cannot reasonably forecast the outcome of these cases and no amount in connection with these proceedings was recognized on the Company’s financial statements.

B.	Other Contingent Liabilities

(1)	Borrowings

SK Planet’s borrowings from financial institutions as of March 31, 2018 are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Borrowing	Limit Amount	Borrowed Amount
KEB Hana Bank	Overdrafts	10,000,000	—
	Standard loan	40,000,000	40,000,000
Shinhan Bank	Overdrafts	15,000,000	—
	Standard loan	30,000,000	30,000,000
Korea Development Bank	Project finance loan	—	30,000,000
Total		95,000,000	100,000,000

55

(2)	Payment guarantees

The material payment guarantees provided by third parties to SK Planet as of March 31, 2018 are set forth in the table below.

(Unit: in thousands of Won)
Recipient	Financial institution	Guarantee	Amount
SK Planet	Seoul Guarantee Insurance Company	Payment guarantee on e-commerce business	10,490,301
	KEB Hana Bank	Guarantee fulfillment of contractual obligations	450,000
		Other guarantees	707,000

The material payment guarantee provided to a third party by SK Planet as of March 31, 2018 is set forth in the table below.

(Unit: in thousands of Won)
Recipient	Financial institution	Guarantee	Amount
Citibank Berhad	SK Planet	Payment guarantee for overseas business	12,240,000

[SK Telink]

A.	Material Legal Proceedings

On October 14, 2016, 12 creditors filed a lawsuit to demand a court injunction against SK Telink regarding its plan to issue new stock (219,967 shares with a face value of Won 5,000) pursuant to the resolution of SK Telink’s board of directors on September 22, 2016. The court granted SK Telink’s motion to dismiss on October 24, 2016. There is no impact on SK Telink’s business or results of operation as the claim has been conclusively dismissed.

B. Other Contingent Liabilities

Seoul Guarantee Insurance Company and KB Insurance have provided performance guarantees of Won 12.4 billion and Won 3.9 billion, respectively, to SK Telink in connection with the performance of and potential losses from certain contracts.

SK Telink has provided a performance guarantee of up to Won 219 million to business partners through Seoul Guarantee Insurance Company.

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[SK Communications]

A.	Material Legal Proceedings

As of March 31, 2018, the aggregate amount of pending claims against SK Communications was Won 12.6 million. There were five pending cases relating to a leak of personal information of subscribers of NATE at various appellate courts and the Supreme Court in Korea.

B.	Other Contingent Liabilities

The material payment guarantees provided by third parties to SK Communications as of March 31, 2018 are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Guarantee	Amount
Seoul Guarantee Insurance Company	Prepaid coverage payment guarantee	700,000
	Provisional attachment of real estate	118,000

	Total	818,000

[Iriver]

A.Material	Legal Proceedings

As of March 31, 2018, there was one pending case against Iriver for damages of Won 1 billion. The management does not believe that the outcome of any of such proceedings will have a material effect on the Company’s financial position, and as a result, related reserves were not recorded in the Company’s financial statements.

B. Other Contingent Liabilities

(1) Iriver’s borrowings from financial institutions as of March 31, 2018 are set forth in the table below.

(Unit: in thousands of Won)
Financial Institution	Borrowing	Limit Amount	Borrowed Amount
Kookmin Bank	Trade finance	1,000,000	—

(2) Seoul Guarantee Insurance Company has provided performance guarantees of Won 125 million to Iriver in connection with the performance of contracts, advance payment guarantee and defective guarantee.

(3) Iriver has entered into design and technology contracts with domestic and foreign companies for the production of products and has made payments for the use of design and technology, which derived from the sale of the products or the use of the patent. The design and technology fees incurred during the first quarters of 2018 and 2017 were Won 2,087 million and Won 225 million, respectively, and such fees are included in cost of sales.

[NSOK]

A.	Material Legal Proceedings

On June 21, 2016, a lawsuit was filed against NSOK for damages of Won 40 million in connection with the installation of security services. The plaintiff accepted an offer of reconciliation by court without making further complaints, which led to a settlement on April 5, 2017. There is no impact on NSOK’s business or results of operation as a result of the settlement.

B. Other Contingent Liabilities

NSOK has entered into revolving credit facilities with a limit of Won 8 billion with Woori Bank in relation to its loans.

57

3. Status of Sanctions, etc.

[SK Telecom]

On January 14, 2016, the Korea Communications Commission imposed on the Company a fine of Won 15 million and issued a correctional order for failure to comply with the retention period for its subscribers’ personal information. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On December 6, 2016, the Korea Communications Commission imposed on the Company a fine of Won 1,280 million and issued a correctional order for violating the rights of subscribers in relation to its high-speed internet and bundled services. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On December 21, 2016, the Korea Communications Commission imposed on the Company a fine of Won 30 million and issued a correctional order for violation of its obligations to protect personal location-based information. The Company paid the fine and reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On March 21, 2017, the Korea Communications Commission imposed on the Company a fine of Won 794 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to the Company’s promotions targeting foreigners. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

On December 6, 2017, the Korea Communications Commission issued a correctional order for violating the rights of subscribers in relation to its high-speed internet and bundled services. The Company reported to the Korea Communications Commission on the implementation of actions pursuant to the correctional order.

On January 24, 2018, the Korea Communications Commission imposed on the Company a fine of Won 21.1 billion and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to its dealers. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

On January 24, 2018, the Korea Communications Commission imposed on the Company a fine of Won 223 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to its corporate business. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

On January 24, 2018, the Korea Communications Commission imposed on the Company a fine of Won 27 million and issued a correctional order for violating the Mobile Device Distribution Improvement Act with respect to its large retail dealers. The Company paid the fine and reported to the Korea Communications Commission regarding the implementation of actions pursuant to the correctional order.

* Important matters that occurred after March 31, 2018

On May 8, 2018, the board of directors of SK Telecom approved the acquisition of 740,895 shares of Siren Holdings Korea Co., Ltd., which owns a 100% equity stake in ADT CAPS Co., Ltd., for a purchase price of Won 702 billion in order to strengthen its security business and expand its residential customer base. Details regarding this transaction are set forth in the Form 6-K furnished by the Company to the U.S. Securities and Exchange Commission on May 8, 2018.

58

[SK Broadband]

(1)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: August 2, 2016

•	Sanction: SK Broadband was imposed a fine of Won 3.8 million for breaching of restrictions on transmission of advertising information for profit.

•	Reason and the Relevant Law: Violated Articles 50-2, 50-4, 50-6 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree by transmitting advertising information for profits to users who express their intention to refuse to receive the information.

•	Status of Implementation: Implemented improvements to spam related activity and paid the fine.

•	Company’s Plan: Implement procedures to prevent recurrence of spam.

(2)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: September 2, 2016

•	Sanction: SK Broadband was imposed a fine of Won 3 million for breaching of restrictions on rendering information transmission services.

•	Reason and the Relevant Law: Violated Articles 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree by lacking of management and supervision standards in merchants involved in spamming and by not putting any sanctions on them.

•	Status of Implementation: Implemented improvements to spam related activity and paid the fine.

•	Company’s Plan: Implement procedures to prevent recurrence of spam.

(3)	Violation of the Telecommunications Business Act

•	Date: September 27, 2016

•	Sanction: SK Broadband was imposed a fine of Won 6.4 million.

•	Reason and the Relevant Law: Violated Article 84-2 Paragraph 1, 104-2 Paragraph 5 of the Telecommunications Business Act and Article 66 of its Enforcement Decree by not having performed technological measures to prevent caller ID manipulations.

•	Status of Implementation: Paid the fine (September 27, 2016).

•	Company’s Plan: Implement technological measures to prevent caller ID manipulations through institutional improvement.

(4)	Violation of the Telecommunications Business Act

•	Date: December 6, 2016

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests in relation to bundled high-speed internet products).

59

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by providing telecommunications services in a manner different from the terms and conditions of use.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Plan: Implement the correctional order and pay the fine.

(5)	Violation of the Internet Multimedia Broadcast Services Act

•	Date: December 21, 2016

•	Sanction: SK Broadband received a correctional order (corrective measures for violating prohibited acts under the Internet Multimedia Broadcast Services Act).

•	Reason and the Relevant Law: Violated Article 17-1 Paragraph 2 of the Internet Multimedia Broadcast Services Act and Article 15 of its Enforcement Decree by performing prohibited acts which undermine or are likely to undermine the fair competition of service providers or the interests of users.

•	Status of Implementation: Ceased the prohibited practice and paid the fine (Plan to make an official announcement about having received the correctional order and improve operating procedures).

•	Company’s Plan: Improve operation procedures in relation to the violation of prohibited acts.

(6)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: July 13, 2017

•	Sanction: SK Broadband was imposed a fine of Won 12 million for breach of restrictions on transmission of advertising information for profit.

•	Reason and the Relevant Law: Violated Articles 50-1, 50-4 and 76 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 74 of its Enforcement Decree for electronic transmission of advertisements without prior consent of the recipient.

•	Status of Implementation: Implemented improvements to advertisement transmission related activity and paid the fine in July 2017.

•	Company’s Plan: Implement improvements to advertisement transmission related activity.

(7)	Violation of the Telecommunications Business Act

•	Date: December 6, 2017

•	Sanction: SK Broadband received a correctional order (corrective measures for damaging users’ interests in relation to high speed internet products and gifts).

•	Reason and the Relevant Law: Violated Article 50-1 Paragraph 5 of the Telecommunications Business Act and Article 42-1 of its Enforcement Decree by providing telecommunications services in a manner different from the terms and conditions of use.

•	Status of Implementation: Made an official announcement about having received the correctional order and paid the fine.

•	Company’s Plan: Implement the correctional order and pay the fine.

60

[SK Planet]

(1)	Violation of the Electronic Financial Transactions Act

•	Date: May 4, 2016

•	Sanction: SK Planet received a fine of Won 25 million.

•	Reason and the Relevant Law: Violated Article 21 (Duty to Ensure Safety) of the Electronic Financial Transactions Act.

•	Status of Implementation: Paid the fine.

•	Company’s Plan: Implemented procedures to prevent recurrence such as setting up various detailed test scenarios, enhancing quality assurance, organizing real-time notification processes upon detection of abnormal transactions and refining a continuous monitoring and reporting system

(2)	Violation of the Act on Consumer Protection in Electronic Commerce

•	Date: August 19, 2016 (Fined); September 12, 2016 (Warned)

•	Sanction: SK Planet received a fine of Won 5 million.

•	Reason and the Relevant Law: Violated Article 21 (Prohibited Acts) of the Act on Consumer Protection in Electronic Commerce.

•	Status of Implementation: Admitted to the violation in connection with the warning but submitted a statement of objection on August 26, 2016 regarding the fine.

•	Company’s Plan: Executed a seminar regarding the Act on Consumer Protection in Electronic Commerce to prevent recurrence, reviewed the advertisement/display approval process and implemented a continuous monitoring system.

(3)	Violation of the Framework Act on Logistics Policies

•	Date: November 10, 2016

•	Sanction: SK Planet received a fine of Won 156 thousand for failing to register a modification of the international logistics brokerage business on time (Within 60 days from the date of modification).

•	Reason and the Relevant Law: Violated Article 43 of the Framework Act on Logistics Policies (Registration of international logistics brokerage business).

•	Company’s Plan: Implemented a continuous monitoring system to prevent its recurrence in registration of a modification.

(4)	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

•	Date: April 10, 2017

•	Sanction: SK Planet received and paid a fine of Won 10 million for breaching of protective measures for personal information rule by not conducting additional measures for security apart from requesting ID and password with a merchant management system under IMPAY service, which was disclosed during a survey on personal information protection carried out by the Korea Communications Commission in August 2016.

61

•	Reason and the Relevant Law: Violated Article 28 of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. (Protective Measures for Personal Information)

•	Company’s Plan: Implemented an additional authentication procedure (OTP authentication) to the merchant management system / implemented additional internal training and improved management to prevent its recurrence.

[SK Telink]

(1)	Violation of the Telecommunications Business Act

•	Date: February 4, 2016

•	Sanction: SK Telink received a correctional order and a fine of Won 49 million.

•	Reason and the Relevant Law: Violated Article 50-1, Paragraph 5 of the Telecommunications Business Act and Article 42-1 of the related Enforcement Decree by transferring account names of cell phone lines without subscribers’ consent, changing phone numbers upon such transfer of account names, subscribing users to cell phone lines that exceed the maximum number of cell phone lines determined in the user agreement, opening accounts using a third party’s name and transferring ownership of and reselling the account, changing account names with fabricated names of foreigners and changing accounts of cell phone lines owned by foreigners whose residency period in Korea has expired.

•	Status of Implementation: Ceased the prohibited practice, disclosed having received the correctional order in the press (May 2016) and paid the fine (May 2016).

•	Company’s Plan: Improve operating procedures to prevent its recurrence.

[Home & Service]

(1)	Violation of the Employment Insurance Act

•	Date: January 19, 2018

•	Sanction: Home & Service received a fine of Won 0.5 million.

•	Reason and the Relevant Law: Violated Article 15 of the Employment Insurance Act by delaying notification of matters related to the employees’ insurance status.

•	Status of Implementation: Paid the fine.

•	Company’s plan: Implement measures to improve reporting procedures.

(2)	Violation of Industrial Safety and Health Act

•	Date: March 12, 2018

•	Sanction: Home & Service received a fine of Won 5 million.

•	Reason and the Relevant Law: Violated Article 10-2 of the Industrial Safety and Health Act by delaying reporting of industrial accidents.

•	Status of Implementation: Paid the fine.

•	Company’s plan: Improve and strengthen management related to industrial accidents

62

(3)	Violation of Industrial Safety and Health Act

•	Date: April 30, 2018

•	Sanction: Home & Service received a correctional order for failing to establish an industrial safety and health committee and providing training related to employee safety and health.

•	Reason and the Relevant Law: Violated Articles 19-1 and 31-1 of the Industrial Safety and Health Act for failing to establish an industrial safety and health committee and not providing training related to employee safety and health in the first quarter of 2018.

•	Status of Implementation: Paid the fine and agreed to establish an industrial safety and health committee and implement training programs by June 29, 2018.

•	Company’s plan: Execute the correctional order.

4. Use of Direct Financing

A.	Use of Proceeds from Public Offerings

Not applicable.

B.	Use of Proceeds from Private Offerings

Not applicable.

63

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK Telecom Co., Ltd.

(Registrant)

By: /s/ Jeong Hwan Choi
(Signature)

Name:	Jeong Hwan Choi
Title:	Senior Vice President

Date: June 14, 2018

Exhibit 99.1

SK TELECOM CO., LTD.

Condensed Separate Interim Financial Statements

(Unaudited)

March 31, 2018 and 2017

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed separate interim financial statements of SK Telecom Co., Ltd. (the “Company”), which comprise the condensed separate statement of financial position as of March 31, 2018, the related condensed separate statements of income, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2018 and 2017, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed separate interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed separate interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed separate interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed separate interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Emphasis of matter

As a matter that does not have an impact on our review conclusion, we highlight the attention of the users of the above-mentioned financial statements of the Company for the following matter described in Note 3 to the condensed separate financial statements. The Company has initially adopted K-IFRS No. 1109 and 1115 for the year beginning on January 1, 2018, and the Company has taken an exemption not to restate the condensed separate financial statements as of December 31, 2017 or for the three-month period ended March 31, 2017, presented for comparative purposes, in accordance with transition requirements. The financial impacts of applying K-IFRS No. 1109 and 1115 are discussed in Note 3.

Other matters

The separate statement of financial position of the Company as of December 31, 2017, and the related separate statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 23, 2018, expressed an unqualified opinion. The accompanying condensed separate statement of financial position of the Company as of December 31, 2017, presented for comparative purposes, is consistent, in all material respects, with the audited separate financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed separate interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 11, 2018

This report is effective as of May 11, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed separate interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position

As of March 31, 2018 and December 31, 2017

(In millions of won)	Note	March 31, 2018		December 31, 2017
Assets
Current Assets:
Cash and cash equivalents	3,25,26	~~W~~	1,296,107	880,583
Short-term financial instruments	3,25,26		84,500	94,000
Short-term investment securities	3,6,25,26		47,407	47,383
Accounts receivable – trade, net	3,4,25,26,27		1,518,649	1,520,209
Short-term loans, net	3,4,25,26,27		69,706	54,403
Accounts receivable – other, net	3,4,25,26,27,28		1,250,604	1,003,509
Prepaid expenses	3,5		1,779,288	121,121
Inventories, net			21,548	29,837
Advance payments and other	3,4,25,26		19,269	17,053

Total Current Assets			6,087,078	3,768,098

Non-Current Assets:
Long-term financial instruments	25,26		382	382
Long-term investment securities	6,25,26		698,010	724,603
Investments in subsidiaries, associates and joint ventures	7		9,186,013	9,152,321
Property and equipment, net	8,27		6,521,269	6,923,133
Goodwill			1,306,236	1,306,236
Intangible assets, net	9		2,947,021	3,089,545
Long-term loans, net	3,4,25,26,27		7,368	7,512
Long-term accounts receivable – other	3,4,25,26,27,28		130,932	285,118
Long-term prepaid expenses	3,5		696,138	25,169
Guarantee deposits	3,4,25,26,27		172,063	173,513
Long-term derivative financial assets	3,25,26		12,142	30,608
Deferred tax assets	3,23		—	30,953
Defined benefit assets	13		22,433	40,082
Other non-current assets			249	249

Total Non-Current Assets			21,700,256	21,789,424

Total Assets		~~W~~	27,787,334	25,557,522

See accompanying notes to the condensed separate interim financial statements.

3

SK TELECOM CO., LTD.

Condensed Separate Statements of Financial Position, Continued

As of March 31, 2018 and December 31, 2017

(In millions of won)	Note	March 31, 2018		December 31, 2017
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable – other	25,26,27		1,723,983	1,664,054
Current installments of long-term debt, net	10,25,26	~~W~~	998,278	1,131,047
Current installments of long-term payables – other	11,25,26		297,838	301,751
Receipts in advance	3		—	76,126
Contract liabilities	3,14		49,705	—
Withholdings	3,25,26		743,327	517,991
Accrued expenses	25,26		650,848	790,368
Income tax payable	23		295,918	206,060
Unearned revenue	3		—	3,705
Derivative financial liabilities	25,26		30,988	27,791
Provisions	12		49,717	48,508

Total Current Liabilities			4,840,602	4,767,401

Non-Current Liabilities:
Debentures, excluding current installments, net	10,25,26		4,760,460	4,334,848
Long-term borrowings, excluding current installments, net	10,25,26		42,292	42,486
Long-term payables - other, excluding current installments, net	11,25,26		1,036,400	1,328,630
Long-term contract liabilities	3,14		6,334	—
Long-term unearned revenue	3		—	7,033
Long-term derivative financial liabilities	25,26		10,890	10,719
Long-term provisions	12		16,085	16,178
Deferred tax liabilities	3,23		614,618	—
Other non-current liabilities	25,26		44,203	42,836

Total Non-Current Liabilities			6,531,282	5,782,730

Total Liabilities			11,371,884	10,550,131

Shareholders’ Equity:
Share capital	1,15		44,639	44,639
Capital surplus and others	15,16		372,034	371,895
Retained earnings	17		16,008,029	14,512,556
Reserves	18		(9,252)	78,301

Total Shareholders’ Equity			16,415,450	15,007,391

Total Liabilities and Shareholders’ Equity		~~W~~	27,787,334	25,557,522

See accompanying notes to the condensed separate interim financial statements.

4

SK TELECOM CO., LTD.

Condensed Separate Statements of Income

For the three-month periods ended March 31, 2018 and 2017

(In millions of won except for per share data)	Note	March 31, 2018		March 31, 2017
Operating revenue:	3,19,27
Revenue		~~W~~	2,988,538	3,087,956

Operating expenses:	27
Labor			175,027	156,878
Commissions	3		1,132,942	1,197,517
Depreciation and amortization			600,719	585,471
Network interconnection			162,603	156,734
Leased line			70,539	75,898
Advertising			25,998	22,444
Rent			111,406	111,521
Cost of goods that have been resold			123,168	135,435
Others	20		216,879	206,662

			2,619,281	2,648,560

Operating profit	3		369,257	439,396
Finance income	22		181,288	128,068
Finance costs	22		(67,016)	(66,879)
Other non-operating income	21		12,125	7,176
Other non-operating expenses	21		(18,178)	(18,128)

Profit before income tax	3		477,476	489,633
Income tax expense	3,23		113,049	101,427

Profit for the period	3	~~W~~	364,427	388,206

Earnings per share:
Basic and diluted earnings per share (in won)	24	~~W~~	5,161	5,498

See accompanying notes to the condensed separate interim financial statements.

5

SK TELECOM CO., LTD.

Condensed Separate Statements of Comprehensive Income

For the three-month periods ended March 31, 2018 and 2017

(In millions of won)	Note	March 31, 2018		March 31, 2017
Profit for the period		~~W~~	364,427	388,206
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	13		(7,068)	(6,778)
Valuation loss on financial assets at fair value through other comprehensive income	18		(20,139)	—
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	18		—	43,337
Net change in unrealized fair value of derivatives	18		(9,025)	(7,729)

Other comprehensive income(loss) for the period, net of taxes			(36,232)	28,830

Total comprehensive income		~~W~~	328,195	417,036

See accompanying notes to the condensed separate interim financial statements.

6

SK TELECOM CO., LTD.

Condensed Separate Statements of Changes in Equity

For the three-month periods ended March 31, 2018 and 2017

				Capital surplus and others						Retained earnings	Reserves	Total equity
(In millions of won)	Note	Share capital		Paid-in surplus	Treasury share	Hybrid bonds	Share Option	Other	Sub-total
Balance, January 1, 2017		~~W~~	44,639	2,915,887	(2,260,626)	398,518	—	(682,298)	371,481	13,902,627	(61,793)	14,256,954
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	388,206	—	388,206
Other comprehensive income (loss)	13,18		—	—	—	—	—	—	—	(6,778)	35,608	28,830

			—	—	—	—	—	—	—	381,428	35,608	417,036

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(635,482)	—	(635,482)
Share option			—	—	—	—	12	—	12	—	—	12

			—	—	—	—	12	—	12	(635,482)	—	(635,470)

Balance, March 31, 2017		~~W~~	44,639	2,915,887	(2,260,626)	398,518	12	(682,298)	371,493	13,648,573	(26,185)	14,038,520

Balance, December 31, 2017		~~W~~	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	14,512,556	78,301	15,007,391
Impact of adopting K-IFRS No. 1115	3		—	—	—	—	—	—	—	1,723,985	—	1,723,985
Impact of adopting K-IFRS No. 1109	3		—	—	—	—	—	—	—	49,611	(58,389)	(8,778)

Balance, January 1, 2018		~~W~~	44,639	2,915,887	(2,260,626)	398,518	414	(682,298)	371,895	16,286,152	19,912	16,722,598
Total comprehensive income:
Profit for the period			—	—	—	—	—	—	—	364,427	—	364,427
Other comprehensive income (loss)	13,18		—	—	—	—	—	—	—	(7,068)	(29,164)	(36,232)

			—	—	—	—	—	—	—	357,359	(29,164)	328,195

Transactions with owners:
Annual dividends			—	—	—	—	—	—	—	(635,482)	—	(635,482)
Share option			—	—	—	—	139	—	139	—	—	139

			—	—	—	—	139	—	139	(635,482)	—	(635,343)

Balance, March 31, 2018		~~W~~	44,639	2,915,887	(2,260,626)	398,518	553	(682,298)	372,034	16,008,029	(9,252)	16,415,450

See accompanying notes to the condensed separate interim financial statements.

7

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows

For the three-month periods ended March 31, 2018 and 2017

(In millions of won)	Note	March 31, 2018		March 31, 2017
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	364,427	388,206
Adjustments for income and expenses	29		650,734	664,564
Changes in assets and liabilities related to operating activities	29		(27,161)	(56,740)

Sub-total			988,000	996,030
Interest received			9,674	18,186
Dividends received			7,766	—
Interest paid			(56,360)	(45,751)
Income tax paid			(13,719)	(72,439)

Net cash provided by operating activities			935,361	896,026

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term investment securities, net			—	50,000
Decrease in short-term financial instruments, net			9,500	1,000
Collection of short-term loans			49,889	47,248
Decrease in long-term financial instruments			—	1
Proceeds from disposal of long-term investment securities			3,051	4,111
Proceeds from disposal of property and equipment			630	7,095
Proceeds from disposal of intangible assets			23	672

Sub-total			63,093	110,127
Cash outflows for investing activities:
Increase in short-term loans			(65,201)	(53,844)
Acquisition of long-term investment securities			—	(16)
Acquisition of investments in subsidiaries and associates			(33,692)	(45,139)
Acquisitions of property and equipment			(474,765)	(473,587)
Acquisitions of intangible assets			(4,359)	(4,750)

Sub-total			(578,017)	(577,336)

Net cash used in investing activities		~~W~~	(514,924)	(467,209)

See accompanying notes to the condensed separate interim financial statements.

8

SK TELECOM CO., LTD.

Condensed Separate Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2018 and 2017

(In millions of won)	Note	March 31, 2018		March 31, 2017
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from issuance of debentures		~~W~~	497,975	—

Sub-total			497,975	—
Cash outflows for financing activities:
Repayments of long-term accounts payable-other			(302,867)	(302,867)
Repayments of debentures			(200,000)	—

Sub-total			(502,867)	(302,867)

Net cash used in financing activities			(4,892)	(302,867)

Net increase in cash and cash equivalents			415,545	125,950
Cash and cash equivalents at beginning of the period			880,583	874,350
Effects of exchange rate changes on cash and cash equivalents			(21)	(126)

Cash and cash equivalents at end of the period		~~W~~	1,296,107	1,000,174

See accompanying notes to the condensed separate interim financial statements.

9

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

1.	Reporting Entity

SK Telecom Co., Ltd. (“the Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Company mainly provides wireless telecommunications services in Korea. The head office of the Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2018, the Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service, other institutional investors and other minority shareholders	50,245,708	62.23
Treasury shares	10,136,551	12.55

	80,745,711	100.00

2.	Basis of Preparation

(1)	Statement of compliance

These condensed separate interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting, as part of the period covered by the Company’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Company since December 31, 2017. These condensed separate interim financial statements do not include all of the disclosures required for full annual financial statements.

These condensed interim financial statements are separate interim financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor with joint control of, of significant influence over, an investee, in which the investments are accounted for at cost.

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed separate interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed separate interim financial statements, the significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the financial statements as of and for the year ended December 31, 2017 except significant judgments and key sources of estimation uncertainty related to the K-IFRS 1115 and 1109 that are described in Note 3.

10

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments, Continued

2) Fair value measurement

A number of the Company’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Company has an established policies and processes with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executives.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Company uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Company recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 26.

11

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies

The significant accounting policies applied by the Company in these condensed separate interim financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2017, except for the following changes in accounting policies described below. The following changes in accounting policies are also expected to be reflected in the Company’s separate financial statements as at and for the year ending December 31, 2018.

(1)	Changes in accounting policies

The Company has initially adopted K-IFRS No. 1115, Revenue from Contracts with Customers, and K-IFRS No. 1109, Financial Instruments, from January 1, 2018. A number of other amended standards are effective from January 1, 2018 but they do not have a material effect on the Company’s condensed separate interim financial statements.

1) K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from contracts with customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaced the revenue recognition guidance, including K-IFRS No. 1018 Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programs, K-IFRS No. 2115, Agreements for the Construction of Real Estate, and K-IFRS No. 2118, Transfers of Assets from Customers.

The Company has adopted K-IFRS No. 1115, Revenue from contracts with customers, from January 1, 2018 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2018. The Company applied K-IFRS No. 1115 retrospectively only to contracts that are not completed contracts at the date of initial application, which is January 1, 2018 using the practical expedient permitted by K-IFRS No. 1115.

i) Incremental costs to acquire a contract

The Company pays commissions to its direct retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these agents historically constituted a significant portion of the Company’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers. K-IFRS No. 1115 requires the Company to capitalize certain costs associated with commissions paid to sales agents to obtain new customer contracts and amortize them over the expected contract periods with customers. As a result of applying K-IFRS No. 1115, the Company recognized ~~W~~2,356,136 million of prepaid expenses as at January 1, 2018.

ii) Contract liability

Upon adoption of K-IFRS No. 1115, the Company reclassified the receipts in advance and unearned revenue amounting to ~~W~~44,045 million that are related to prepaid rate plans and customer loyalty program, respectively, to contract liabilities as at January 1, 2018.

12

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1) K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

iii) Impact of adopting K-IFRS No. 1115 on the condensed separate interim financial statements

If K-IFRS No. 1018 were applied on the Company’s condensed separate statements of financial position as of March 31, 2018, prepaid expenses and long-term prepaid expenses would be decreased by ~~W~~1,657,821 million and ~~W~~671,574 million, respectively, while deferred tax assets would be increased by ~~W~~10,328 million. As a result, total assets would be decreased by ~~W~~2,319,067 million. In addition, total liabilities would be decreased by ~~W~~614,618 million, with decrease of contract liabilities, long-term contract liabilities and deferred tax liabilities by ~~W~~49,705 million, ~~W~~6,334 million and ~~W~~614,618 million, respectively, while other liabilities such as receipts in advance would be increased by ~~W~~56,039 million. In relation to these changes in assets and liabilities, retained earnings would be decreased by ~~W~~1,704,449 million.

If K-IFRS No. 1018 were applied on the Company’s condensed separate statements of income for the three-month period ended March 31, 2018, revenues would be increased by ~~W~~4,357 million, while commissions would be decreased by ~~W~~22,384 million. Operating profit and profit before income tax would be increased by ~~W~~26,741 million. As a result, profit for the period would be increased by ~~W~~19,536 million with increase in income tax expense of ~~W~~7,205 million.

When compared to K-IFRS No. 1018, the adoption of K-IFRS No. 1115 did not have material impact on the Company’s condensed separate statement of cash flows for the three-month period ended March 31, 2018.

2) K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standard replaces K-IFRS No. 1039 Financial Instruments: Recognition and Measurement. The Company adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Company has taken an exemption not to restate the financial statements for prior years in accordance with the transition requirements.

The following table explains the impact of transition to K-IFRS No. 1109 on the opening balance of reserves and retained earnings as at January 1, 2018.

(In millions of won)	Reserves		Retained earnings
Reclassification of available-for-sale financial assets to financial assets at fair value through profit or loss(“FVTPL”)	~~W~~	106	(4,495)
Reclassification of available-for-sale financial assets to financial assets measured at fair value through other comprehensive income (“FVOCI”)		(79,908)	85,349
Recognition of loss allowances on accounts receivable - trade and others		—	(13,049)
Related tax		21,413	(18,194)

	~~W~~(58,389)		49,611

13

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2) K-IFRS No. 1109, Financial Instruments, Continued

i) Classification of financial assets and financial liabilities

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities. However, it eliminates the previous K-IFRS No. 1039 categories for financial assets of held to maturity, available for sale, loans, and receivables.

Under K-IFRS No. 1109, on initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI-debt investment; FVOCI-equity investment; or FVTPL. The classification of financial assets under K-IFRS No. 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. If a contract contains embedded derivatives and the host is an asset within the scope of K-IFRS No. 1109, then such embedded derivatives are not separated.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flow; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is an account receivable - trade without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

14

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2) K-IFRS No. 1109, Financial Instruments, Continued

i) Classification of financial assets and financial liabilities, Continued

The following accounting polices apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the invsetment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

15

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2) K-IFRS No. 1109, Financial Instruments, Continued

i) Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Company’s financial assets as at January 1, 2018.

(In millions of won)	Original classification under K-IFRS No. 1039	New classification under K-IFRS No. 1109	Original carrying amount under K-IFRS No. 1039		New carrying amount under K-IFRS No. 1109	Difference
Short-term financial assets:
Cash and cash equivalents	Amortized cost	Amortized cost	~~W~~	880,583	880,583	—
Short-term financial instruments	Amortized cost	Amortized cost		94,000	94,000	—
Short-term investment securities(*1)	Available-for-sale	FVTPL		47,383	47,383	—
Accounts receivable - trade	Amortized cost	Amortized cost		1,520,209	1,507,259	(12,950)
Short-term loans	Amortized cost	Amortized cost		54,403	54,403	—
Accounts receivable - other(*3)	Amortized cost	FVTPL		759,720	759,720	—
Accounts receivable - other	Amortized cost	Amortized cost		243,789	243,690	(99)
Accrued revenue	Amortized cost	Amortized cost		659	659	—

				3,600,746	3,587,697	(13,049)

Long-term financial assets:
Long-term financial instruments	Amortized cost	Amortized cost		382	382	—
Long-term investment securities(*1)	Available-for-sale	FVTPL		75,527	71,138	(4,389)
Long-term investment securities(*2)	Available-for-sale	FVOCI		649,076	654,517	5,441
Long-term loans	Amortized cost	Amortized cost		7,512	7,512	—
Long-term accounts receivable - other(*3)	Amortized cost	FVTPL		243,742	243,742	—
Long-term accounts receivable - other	Amortized cost	Amortized cost		41,376	41,376	—
Guarantee deposits	Amortized cost	Amortized cost		173,513	173,513	—
Derivative financial assets	Derivatives hedging instrument	Derivatives hedging instrument		21,554	21,554	—
Derivative financial assets	Designated as at FVTPL	FVTPL		9,054	9,054	—

				1,221,736	1,222,788	1,052

			~~W~~	4,822,482	4,810,485	(11,997)

16

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2) K-IFRS No. 1109, Financial Instruments, Continued

i) Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Company’s financial assets as at January 1, 2018, Continued.

(*1)	As of January 1, 2018, available-for-sale financial assets such as beneficiary certificates and equity investments amounting to ~~W~~122,910 million were reclassified to financial assets measured at FVTPL. As the contractual terms of these assets do not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, these assets were not qualified to be designated as financial assets measured at amortized cost. As a result of this reclassification, as at January 1, 2018, accumulated OCI of ~~W~~ (-)106 million was reclassified to retained earnings and, due to its new classification to financial assets measured at FVTPL, retained earnings was decreased by ~~W~~4,389 million. In addition, change in the fair value of these financial assets of ~~W~~181 million was recognized in loss before income tax during the three month period ended March 31, 2018.

(*2)	As of January 1, 2018, available-for-sale financial assets such as marketable equity instruments amounting to ~~W~~649,076 million were reclassified to equity investments at FVOCI. As a result of this reclassification, as at January 1, 2018, accumulated OCI of ~~W~~85,349 million was reclassified to retained earnings and accumulated OCI was increased by ~~W~~5,441 million due to the fair value measurement of financial assets which were stated at cost under K-IFRS No. 1039. The Company designated equity instruments that are not held for trading as FVOCI on initial application of K-IFRS No. 1109 with no recycling of amounts from OCI to profit and loss.

(*3)	As of January 1, 2018, loans and receivables of ~~W~~1,003,462 million , including of accounts receivable - other, were reclassified from loans and receivables to debt instruments at FVTPL. Upon the initial application of K-IFRS No. 1109, the Company reclassified the debt instruments to financial instruments at FVTPL whose objectives of the business model are achieved both by collecting contractual cash flows and selling financial assets. There was no material impact on retained earnings as at January 1, 2018 as the fair values of these debt instruments were not significantly different from the carrying amounts as of December 31, 2017.

ii) Impairment of financial assets

K-IFRS No. 1109 sets out a new ‘expected credit loss’ (ECL) impairment model which replaces the ‘incurred loss’ model under K-IFRS No. 1039 for recognizing and measuring impairment. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

ECLs are a probability-weighted estimate of credit losses. Cred losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).

17

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2) K-IFRS No. 1109, Financial Instruments, Continued

ii) Impairment of financial assets, Continued

At each reporting date, the Company assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

As a result of applying K-IFRS No. 1109, as of January 1, 2018, the Company recognized the impairment loss on debt instruments at an amount equal to the lifetime expected credit losses. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is recognized in OCI, instead of reducing the carrying amount of the asset.

iii) Hedge accounting

When initially applying K-IFRS No. 1109, the Company elected as its accounting policy to apply hedge accounting requirements under K-IFRS No. 1109. The Company designates derivatives such as currency swaps as hedging instruments to hedge the risk of variability in cash flows associated with the foreign currency debentures and borrowings. As the Company’s hedging instruments as of January 1, 2018 satisfy the hedge requirements of retrospective testing (80~125%) under K-IFRS No. 1039, there is no material effect of applying K-IFRS No. 1109.

18

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

3) The following table explain the impacts of adopting K-IFRS 1115 and 1109 on the Company’s statements of financial position as of January 1, 2018.

(In millions of won)	December 31, 2017	Adjustments		January 1, 2018
	As reported	K-IFRS 1115	K-IFRS 1109	Restated
Current Assets:	3,768,098	1,711,387	(13,049)	5,466,436
Accounts receivable - trade, net	1,520,209	—	(12,950)	1,507,259
Accounts receivable - other, net	1,003,509	—	(99)	1,003,410
Prepaid expenses	121,121	1,711,387	—	1,832,508
Others	1,123,259	—	—	1,123,259
Non-Current Assets:	21,789,424	613,796	1,052	22,404,272
Long-term investment Securities	724,603	—	1,052	725,655
Long-term prepaid expenses	25,169	644,749	—	669,918
Deferred tax assets	30,953	(30,953)	—	—
Others	21,008,699	—	—	21,008,699

Total Assets	25,557,522	2,325,183	(11,997)	27,870,708

Current Liabilities:	4,767,401	—	—	4,767,401
Contract liabilities	—	37,012	—	37,012
Receipts in advance	76,126	(76,126)	—	—
Unearned revenue	3,705	(3,705)	—	—
Withholdings	517,991	42,819	—	560,810
Others	4,169,579	—	—	4,169,579
Non-Current Liabilities:	5,782,730	601,198	(3,219)	6,380,709
Long-term contract liabilities	—	7,033	—	7,033
Long-term unearned revenue	7,033	(7,033)	—	—
Deferred tax liabilities	—	601,198	(3,219)	597,979
Others	5,775,697	—	—	5,775,697

Total Liabilities	10,550,131	601,198	(3,219)	11,148,110

Share capital	44,639	—	—	44,639
Capital surplus and others	371,895	—	—	371,895
Retained earnings	14,512,556	1,723,985	49,611	16,286,152
Reserves	78,301	—	(58,389)	19,912

Total Shareholders’ Equity	15,007,391	1,723,985	(8,778)	16,722,598

Total Liabilities and Shareholders’ Equity	25,557,522	2,325,183	(11,997)	27,870,708

19

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies, Continued

(2)	Standards issued but not yet effective

The following new standard is effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Company has not early adopted the following new standard in preparing the accompanying condensed separate interim financial statements as of and for the three-month period ended March 31, 2018.

1) K-IFRS No. 1116, Leases

The Company currently plans to apply K-IFRS No.1116 in the period beginning on January 1, 2019 and to assess the financial impact on its separate financial statements resulting from the adoption of K-IFRS No. 1116 by December 31, 2018. The assessment results will be disclosed in its annual financial statements for the year ending December 31, 2018. As of March 31, 2018, there have been no significant changes related to financial impact assessment of adopting K-IFRS No. 1116 which was disclosed in the Company’s separate financial statements as of and for the year ended December 31, 2017,

4.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	March 31, 2018
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,646,691	(128,042)	1,518,649
Short-term loans		70,410	(704)	69,706
Accounts receivable - other(*)		1,307,541	(56,937)	1,250,604
Accrued income		1,067	—	1,067

		3,025,709	(185,683)	2,840,026
Non-current assets:
Long-term loans		48,477	(41,109)	7,368
Long-term accounts receivable - other(*)		130,932	—	130,932
Guarantee deposits		172,063	—	172,063

		351,472	(41,109)	310,363

	~~W~~	3,377,181	(226,792)	3,150,389

20

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

4.	Trade and Other Receivables, Continued

(1)	Details of trade and other receivables as of March 31, 2018 and December 31, 2017 are as follows, Continued:

(In millions of won)	December 31, 2017
	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable – trade	~~W~~	1,628,036	(107,827)	1,520,209
Short-term loans		54,953	(550)	54,403
Accounts receivable - other(*)		1,059,395	(55,886)	1,003,509
Accrued income		659	—	659

		2,743,043	(164,263)	2,578,780
Non-current assets:
Long-term loans		48,623	(41,111)	7,512
Long-term accounts receivable - other(*)285,118			—	285,118
Guarantee deposits		173,513	—	173,513

		507,254	(41,111)	466,143

	~~W~~	3,250,297	(205,374)	3,044,923

(*)	Gross and carrying amounts of accounts receivable - other as of March 31, 2018 include ~~W~~948,801 million of financial instruments classified at FVTPL.

(2)	Changes in the loss allowance on trade and other receivables measured at amortized costs during the three-month periods ended March 31, 2018 and 2017 are as follows:

(In millions of won)	January 1, 2018		Impact of adopting K-IFRS No. 1109	Impair- ment	Write- offs(*)	Collection of receivables previously written-off	March 31, 2018
Accounts receivable - trade	~~W~~	107,827	12,950	4,486	(203)	2,982	128,042
Accounts receivable - other		97,547	99	723	(558)	939	98,750

	~~W~~	205,374	13,049	5,209	(761)	3,921	226,792

(In millions of won)	January 1, 2017		Impairment	Write- offs(*)	Collection of receivables previously written-off	March 31, 2017
Accounts receivable - trade	~~W~~	119,027	1,245	(180)	3,686	123,778
Accounts receivable - other		99,800	2,697	(5,449)	6,050	103,098

	~~W~~	218,827	3,942	(5,629)	9,736	226,876

(*)	The Company writes off the trade and other receivables when contractual payments are more than 5 years past due, or for reasons such as the counterparty’s shut-down or liquidation.

21

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

4.	Trade and Other Receivables, Continued

(3)	The Company applies the simplified approach that allows the Company to estimate the loss allowance for accounts receivables - trade at an amount equal to the lifetime expected credit losses. Assessing expected credit losses under K-IFRS 1109 incorporate the analysis of forward-looking information. To make that assessment, the Company used its historical credit loss experience and classified the accounts receivable - trade by their credit risk characteristics and days overdue.

As the Company is the wireless telecommunication service provider, the Company’s financial assets measured at amortized cost consist primarily of receivables from a numerous of individual customers and, accordingly no significant credit concentration risk arises.

5.	Prepaid expenses

As discussed in Note 3, the Company adopted K-IFRS No. 1115, Revenue from Contracts with Customers, for the year beginning on January 1, 2018.

(1)	Details of prepaid expenses as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	March 31, 2018		December 31, 2017
Current assets:
Incremental costs of obtaining a contract	~~W~~	1,657,821	—
Others		121,467	121,121

		1,779,288	121,121

Non-current assets:
Incremental costs of obtaining a contract	~~W~~	671,574	—
Others		24,564	25,169

		696,138	25,169

(2)	Incremental costs of obtaining a contract

Incremental costs of obtaining a contract that are capitalized as of March 31, 2018 and the related amortization recognized as commissions during the three-month period ended March 31, 2018 are as follows:

(In millions of won)	March 31, 2018
Incremental costs of obtaining a contract	~~W~~	2,329,395
Commissions		537,969

The Company pays commissions to its direct retail stores and authorized dealers for wireless telecommunications services for each service contract newly obtained or renewed. The Company capitalized certain costs associated with commissions paid to sales agents to obtain new customer contracts as prepaid expenses, which the Company previously expensed. These prepaid expenses are amortized over the period that the Company expects to maintain its customers.

22

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

6.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)
	Category	March 31, 2018		December 31, 2017
Beneficiary certificates	Available-for-sale financial assets	~~W~~	—	47,383
	FVTPL		47,707	—

		~~W~~	47,707	47,383

(2)	Details of long-term investment securities as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)
	Category	March 31, 2018		December 31, 2017
Equity instruments	Available-for-sale financial assets	~~W~~	—	723,703
	FVOCI(*)		629,074	—

			629,074	723,703
Debt instruments	Available-for-sale financial assets		—	900
	FVTPL		68,936	—

			68,936	900

		~~W~~	698,010	724,603

(*)	Upon adoption of K-IFRS 1109, the Company designated ~~W~~629,074 million of equity instruments that are not held for trading as financial assets at FVOCI.

7.	Investments in Subsidiaries, Associates and Joint Ventures

(1)	Investments in subsidiaries, associates and joint ventures as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)
	March 31, 2018		December 31, 2017
Investments in subsidiaries	~~W~~	4,434,829	4,391,693
Investments in associates and joint ventures		4,751,184	4,760,628

	~~W~~	9,186,013	9,152,321

23

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

7.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(2)	Details of investments in subsidiaries as of March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018				December 31, 2017
(In millions of won, except for share data)	Number of shares	Ownership (%)	Carrying amount		Carrying amount
SK Telink Co., Ltd.	1,432,627	100.0	~~W~~	243,988	243,988
SK Broadband Co., Ltd.	298,460,212	100.0		1,870,582	1,870,582
SK Communications Co., Ltd.	43,427,530	100.0		69,668	69,668
PS&Marketing Corporation	66,000,000	100.0		313,934	313,934
SERVICEACE Co., Ltd.	4,385,400	100.0		21,927	21,927
SERVICE TOP Co., Ltd.	2,856,200	100.0		14,281	14,281
Network O&S Co., Ltd.	3,000,000	100.0		15,000	15,000
SK Planet Co., Ltd.	57,338,266	98.1		1,298,237	1,298,237
IRIVER LIMITED(*1)	21,826,296	45.9		91,642	91,642
SK Telecom China Holdings Co., Ltd.	—	100.0		48,096	38,652
SKT Vietnam PTE. Ltd.	180,476,700	73.3		2,364	2,364
SKT Americas, Inc.	122	100.0		45,701	45,701
YTK Investment Ltd.	—	100.0		3,388	3,388
Atlas Investment(*2)	—	100.0		89,824	84,495
SK Global Healthcare Business Group, Ltd.	—	100.0		39,649	39,649
SK techx Co., Ltd.	6,713,838	100.0		155,999	155,999
One Store Co., Ltd.	10,409,600	65.5		82,186	82,186
FSK L&S Co., Ltd.(*3)	2,415,750	60.0		18,047	—
SK Telecom Japan Inc.(*4)	1,000,000	100.0		10,316	—

			~~W~~	4,434,829	4,391,693

(*1)	Although the Company has less than 50% of the voting rights of IRIVER LIMITED, the Company is considered to have control over IRIVER LIMITED since the Company holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.
(*2)	The Company contributed ~~W~~5,329 million in cash during the three-month period ended March 31, 2018.
(*3)	The Company acquired the 2,415,750 common shares of FSK L&S Co., Ltd. in exchange for ~~W~~18,047 million in cash from SK Holdings Co., Ltd., the ultimate controlling entity of the Company, during the three-month period ended March 31, 2018.
(*4)	SK Telecom Japan Inc. was newly established during the three-month period ended March 31, 2018.

24

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

7.	Investments in Subsidiaries, Associates and Joint Ventures, Continued

(3)	Details of investments in associates and joint ventures as of March 31, 2018 and December, 2017 are as follows:

	March 31, 2018				December 31, 2017
(In millions of won, except for share data)	Number of shares	Ownership (%)	Carrying amount		Carrying amount
Investments in associates:
SK China Company Ltd.	10,928,921	27.3	~~W~~	601,192	601,192
HappyNarae Co., Ltd.	720,000	45.0		12,939	12,939
Korea IT Fund(*1)	190	63.3		220,957	220,957
Wave City Development Co., Ltd.(*2)	393,460	19.1		1,532	1,532
KEB HanaCard Co., Ltd.(*2)	39,902,323	15.0		253,739	253,739
Daehan Kanggun BcN Co., Ltd.	1,675,124	29.0		353	353
NanoEnTek, Inc.	6,960,445	27.1		47,958	47,958
SK Technology Innovation Company	14,700	49.0		45,864	45,864
SK hynix Inc.	146,100,000	20.1		3,374,725	3,374,725
SK MENA Investment B.V.	9,772,686	32.1		14,485	14,485
SK Latin America Investment S.A.	9,448,937	32.1		14,243	14,243
S.M.Culture & Contents Co., Ltd.	22,033,898	23.4		65,341	65,341
SK USA, Inc. and others	—	—		62,380	71,824

			~~W~~	4,715,708	4,725,152

Investment in joint venture:
Finnq Co., Ltd.(*3)	4,900,000	49.0	~~W~~	24,580	24,580
12CM GLOBAL PTE. LTD.(*3)	1,007,143	62.7		10,896	10,896

				35,476	35,476

			~~W~~	4,751,184	4,760,628

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Company does not have control over Korea IT Fund under the contractual agreement.
(*2)	These investments were classified as investments in associates as the Company can exercise significant influence through its right to appoint the members of board of directors even though the Company has less than 20% of equity interests.
(*3)	These investments were classified as investment in joint venture as the Company has joint control pursuant to the agreement with the other shareholders.

25

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

7.	Investments in Subsidiaries, Associates and Joint ventures, Continued

(4)	The market price of investments in listed subsidiaries as of March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018				December 31, 2017
(In millions of won, except for share data)	Market value per share (in won)		Number of shares	Fair value	Market value per share (in won)	Number of shares	Fair value
IRIVER LIMITED	~~W~~	7,830	21,826,296	170,900	5,580	21,826,296	121,790

(5)	The market price of investments in listed associates as of March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018				December 31, 2017
(In millions of won, except for share data)	Market value per share (in won)		Number of shares	Fair value	Market value per share (in won)	Number of shares	Fair value
NanoEnTek, Inc.	~~W~~	5,620	6,960,445	39,118	5,950	6,960,445	41,415
SK hynix Inc.		81,300	146,100,000	11,877,930	76,500	146,100,000	11,176,650
S.M.Culture & Contents Co.,Ltd.		3,380	22,033,898	74,475	2,700	22,033,898	59,492

8.	Property and Equipment

Details of the changes in property and equipment for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended March 31, 2018
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	525,572	74	(13)	1,823	—	527,456
Buildings		546,872	73	(4)	14,927	(9,258)	552,610
Structures		376,755	7	—	893	(8,992)	368,663
Machinery		4,648,331	1,666	(302)	186,568	(419,275)	4,416,988
Other		448,203	42,099	(583)	(91,576)	(26,040)	372,103
Construction in progress		377,400	41,521	—	(135,472)	—	283,449

	~~W~~	6,923,133	85,440	(902)	(22,837)	(463,565)	6,521,269

26

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

8.     Property and Equipment, Continued

Details of the changes in property and equipment for the three-month periods ended March 31, 2018 and 2017 are as follows, Continued:

	For the three-month period ended March 31, 2017
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Ending balance
Land	~~W~~	506,786	310	(3,529)	908	—	504,475
Buildings		557,021	83	(302)	3,411	(9,095)	551,118
Structures		357,065	1	(70)	80	(8,676)	348,400
Machinery		4,781,985	3,231	(181)	198,321	(414,599)	4,568,757
Other		492,410	53,432	(825)	(70,098)	(27,587)	447,332
Construction in progress		603,272	53,578	—	(195,695)	—	461,155

	~~W~~	7,298,539	110,635	(4,907)	(63,073)	(459,957)	6,881,237

9.     Intangible Assets

(1)	Details of the changes in intangible assets for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended March 31, 2018
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,176,940	—	—	—	(100,972)	2,075,968
Land usage rights		7,858	1,005	—	—	(984)	7,879
Industrial rights		12,899	2,408	—	—	(773)	14,534
Facility usage rights		16,456	282	(2)	30	(681)	16,085
Club memberships		44,843	—	(25)	—	—	44,818
Other		830,549	664	—	25,710	(69,186)	787,737

	~~W~~	3,089,545	4,359	(27)	25,740	(172,596)	2,947,021

	For the three-month period ended March 31, 2017
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Amortization	Ending balance
Frequency usage rights	~~W~~	2,580,828	—	—	—	(100,972)	2,479,856
Land usage rights		8,359	605	(46)	200	(921)	8,197
Industrial rights		13,692	1,194	—	—	(926)	13,960
Facility usage rights		16,259	234	—	9	(673)	15,829
Club memberships		43,984	950	—	—	—	44,934
Other		612,541	1,767	(562)	70,550	(50,404)	633,892

	~~W~~	3,275,663	4,750	(608)	70,759	(153,896)	3,196,668

27

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

9.     Intangible Assets, Continued

(2)	Details of frequency usage rights as of March 31, 2018 are as follows:

(In millions of won)	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	131,768	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		471,075	Frequency usage rights relating to LTE service	Sept. 2013	Dec. 2021
WiBro license		2,370	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,062,415	Frequency usage rights relating to LTE service	Sept. 2016	Dec. 2026
2.1GHz license		408,340	Frequency usage rights relating to W-CDMA and LTE service	Dec. 2016	Dec. 2021

	~~W~~	2,075,968

10.     Borrowings and Debentures

(1)	There are no changes in long-term borrowings for the three-month period ended March 31, 2018. Changes in debentures for the three-month period ended March 31, 2018 are as follows:

(In millions of won, thousands of other currencies)	Purpose	Annual interest rate (%)	Maturity	Face value		Book value
Current				~~W~~	1,119,980	1,119,016
Non-current					4,350,258	4,334,848

As of January 1, 2018					5,470,238	5,453,864

Debentures newly issued:
Unsecured corporate bonds	Refinancing	2.57	Feb. 20, 2021		110,000	109,507
		2.81	Feb. 20, 2023		100,000	99,576
		3.00	Feb. 20, 2028		200,000	199,228
		3.02	Feb. 20, 2038		90,000	89,664

					500,000	497,975
Debentures repaid:
Unsecured corporate bonds	Other	5.00	Mar. 3, 2018		(200,000)	(200,000)
Other changes(*):					(6,572)	(5,175)
Current					986,550	986,204
Non-current					4,777,116	4,760,460

As of March 31, 2018				~~W~~	5,763,666	5,746,664

(*)	Other changes include the effects from translation of foreign currency-denominated debentures and changes in present value discount during the three-month period ended March 31, 2018.

28

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

11.	Long-term Payables - other

(1)	As of March 31, 2018 and December 31, 2017, details of long-term payables – other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 9):

(In millions of won)	March 31, 2018		December 31, 2017
Long-term payables - other	~~W~~	1,407,388	1,710,255
Present value discount on long-term payables - other		(73,150)	(79,874)
Current installments of long-term payables - other		(297,838)	(301,751)

Carrying amount at period end	~~W~~	1,036,400	1,328,630

(2)	The Company repaid ~~W~~302,867 million of the principal amount of long-term payables - other during the three-month period ended March 31, 2018. The repayment schedule of the principal amount of long-term payables - other as of March 31, 2018 is as follows:

(In millions of won)	Amount
Less than 1 year	~~W~~	302,867
1~3 years		605,734
3~5 years		199,515
More than 5 years		299,272

	~~W~~	1,407,388

12.	Provisions

Changes in provisions for the three-month periods ended March 31, 2018 and 2017 are as follows:

(In millions of won)	For the three-month period ended March 31, 2018						As of March 31, 2018
	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	3,874	—	(263)	—	3,611	3,611	—
Provision for restoration		56,162	920	(196)	(104)	56,782	40,697	16,085
Emission allowance		4,650	759	—	—	5,409	5,409	—

	~~W~~	64,686	1,679	(459)	(104)	65,802	49,717	16,085

	For the three-month period ended March 31, 2017						As of March 31, 2017
(In millions of won)	Beginning balance		Increase	Utilization	Reversal	Ending balance	Current	Non- current
Provision for installment of handset subsidy	~~W~~	24,710	—	(2,703)	—	22,007	20,445	1,562
Provision for restoration		53,022	660	(226)	(258)	53,198	36,782	16,416
Emission allowance		2,788	1,230	—	—	4,018	4,018	—

	~~W~~	80,520	1,890	(2,929)	(258)	79,223	61,245	17,978

The Company has provided handset subsidy to subscribers who purchase wireless telecommunication services from the Company and recognized a provision for subsidy amounts which the Company has obligations to pay in future periods.

29

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

13.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	March 31, 2018		December 31, 2017
Present value of defined benefit obligations	~~W~~	298,547	278,778
Fair value of plan assets		(320,980)	(318,860)

Defined benefit assets	~~W~~	(22,433)	(40,082)

(2)	Changes in defined benefit obligations for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Beginning balance	~~W~~	278,778	240,289
Current service cost		9,927	9,511
Interest cost		2,086	1,551
Remeasurement:
- Adjustment based on experience		9,053	8,749
Benefit paid		(4,457)	(3,984)
Others		3,160	5,889

Ending balance	~~W~~	298,547	262,005

(3)	Changes in plan assets for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Beginning balance	~~W~~	318,860	265,076
Interest income		2,371	1,616
Remeasurement		(717)	(192)
Contribution		9,000	20,000
Benefit paid		(14,731)	(22,521)
Others		6,197	4,078

Ending balance	~~W~~	320,980	268,057

(4)	Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Current service cost	~~W~~	9,927	9,511
Net interest income		(285)	(65)

	~~W~~	9,642	9,446

30

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

14.	Contract liabilities

As discussed in Note 3, the Company adopted K-IFRS No. 1115, Revenue from Contracts with Customers for the year beginning on January 1, 2018.

Details of contract liabilities as of March 31, 2018 and January 1, 2018 are as follows:

(In millions of won)	March 31, 2018		January 1, 2018
Contract liabilities - wireless service contracts	~~W~~	16,579	16,577
Contract liabilities - customer loyalty programs		10,555	10,739
Contract liabilities - others		28,905	16,729

	~~W~~	56,039	44,045

15.	Share Capital and Capital Surplus and Others

The Company’s outstanding share capital consists entirely of common stocks with a par value of ~~W~~500. The number of authorized, issued and outstanding common stocks and the details of capital surplus and others as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won, except for share data)	March 31, 2018		December 31, 2017
Number of authorized shares		220,000,000	220,000,000
Number of issued shares		80,745,711	80,745,711
Share capital:
Common stock	~~W~~	44,639	44,639
Capital surplus and others:
Paid-in surplus		2,915,887	2,915,887
Treasury shares		(2,260,626)	(2,260,626)
Hybrid bonds		398,518	398,518
Share option (Note 16)		553	414
Others		(682,298)	(682,298)

	~~W~~	372,034	371,895

31

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

15.	Share Capital and Capital Surplus and Others, Continued

There were no changes in share capital for the three-month periods ended March 31, 2018 and 2017 and details of shares outstanding as of March 31, 2018 and 2017 are as follows:

(In shares)	March 31, 2018			March 31, 2017
	Issued	Treasury stock	Outstanding	Issued	Treasury stock	Outstanding
Number of shares	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

16.	Share option

(1)	The terms and conditions related to the grants of share options under the share option program are as follows:

Series
	1-1	1-2	1-3	2-0
Grant date	March 24, 2017			February 20, 2018
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares
Number of shares (in shares)	22,168	22,168	22,168	5,707
Exercise price (in won)	246,750	266,490	287,810	254,120
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date

(2)	The recognized share compensation expense and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
During the year ended December 31, 2017	~~W~~	414
During the three-month period ended March 31, 2018		139
In subsequent periods		975

	~~W~~	1,528

(3)	The Company used binomial option pricing model and the inputs used in the measurement of the value of the share options at their grant dates are as follows:

	1-1	1-2	1-3	2-0
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%
Estimated option’s life	5 years	6 years	7 years	5 years
Share price (Closing price on the preceding day in won)	262,500	262,500	262,500	243,500
Expected volatility	13.38%	13.38%	13.38%	16.45%
Expected dividends	3.80%	3.80%	3.80%	3.70%
Exercise price (in won)	246,750	266,490	287,810	254,120
Per share fair value of the option (in won)	27,015	20,240	15,480	23,988

32

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

17.	Retained Earnings

Retained earnings as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	March 31, 2018		December 31, 2017
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		10,531,138	10,171,138
Reserve for technology development		3,321,300	3,071,300

		13,874,758	13,264,758
Unappropriated		2,133,271	1,247,798

	~~W~~	16,008,029	14,512,556

18.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	March 31, 2018		December 31, 2017
Valuation gain on financial assets at FVOCI	~~W~~	70,345	—
Valuation gain on available-for-sale financial assets		—	148,873
Valuation loss on derivatives		(79,597)	(70,572)

	~~W~~	(9,252)	78,301

(2)	Changes in reserves for the three-month periods ended March 31, 2018 and 2017 are as follows:

(In millions of won)	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on available-for-sale financial assets	Valuation loss on derivatives	Total
Balance at January 1, 2017	~~W~~	—	28,963	(90,756)	(61,793)
Changes, net of taxes		—	43,337	(7,729)	35,608

Balance at March 31, 2017		—	72,300	(98,485)	(26,185)
Balance at December 31, 2017		—	148,873	(70,572)	78,301
Impact of adopting K-IFRS No.1109		90,484	(148,873)	—	(58,389)

Balance at January 1, 2018		90,484	—	(70,572)	19,912
Changes, net of taxes		(20,139)	—	(9,025)	(29,164)

Balance at March 31, 2018	~~W~~	70,345	—	(79,597)	(9,252)

33

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

19.	Operating Revenue

Disaggregated operating revenues according to timing and uncertainty of the Company’s revenue and future cash flows are as follows:

(In millions of won)
	March 31, 2018		March 31, 2017
Products transferred at a point in time:
Product revenue	~~W~~	33,273	46,593
Services transferred over time:
Wireless service revenue(*1)		2,568,880	2,662,271
Cellular interconnection revenue		150,872	172,669
Other revenue(*2)		235,513	206,423

		2,955,265	3,041,363

	~~W~~	2,988,538	3,087,956

(*1)	Considerations received from subscribers in connection with wireless voice and data transmission services is included.
(*2)	Revenue from IoT solutions as well as other miscellaneous cellular services is included.

Most of the Company’s transactions are occurring in Korea as it principally operates its businesses in Korea.

20.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2018 and 2017 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2018		March 31, 2017
Communication	~~W~~	7,033	6,367
Utilities		57,816	56,595
Taxes and dues		4,104	4,472
Repair		53,376	50,557
Research and development		71,211	71,249
Training		6,895	4,883
Bad debt for accounts receivable - trade		4,486	1,245
Other		11,958	11,294

	~~W~~	216,879	206,662

34

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

21.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2018 and 2017 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2018		March 31, 2017
Other Non-operating Income:
Gain on disposal of property and equipment and intangible assets	~~W~~	114	4,012
Others		12,011	3,164

	~~W~~	12,125	7,176

Other Non-operating Expenses:
Loss on disposal of property and equipment and intangible assets	~~W~~	390	1,760
Donations		15,939	12,126
Bad debt for accounts receivable - other		723	2,697
Others		1,126	1,545

	~~W~~	18,178	18,128

22.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2018 and 2017 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2018		March 31, 2017
Finance Income:
Interest income	~~W~~	11,594	20,308
Gain on sale of accounts receivable - other		3,749	5,025
Dividends		161,242	97,811
Gain on foreign currency transactions		3,376	1,203
Gain on foreign currency translations		16	30
Gain on disposal of long-term investment securities		—	2,267
Gain on financial assets at FVTPL		992	1,069
Gain on valuation of derivatives		319	355

	~~W~~	181,288	128,068

35

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

22.	Finance Income and Costs, Continued

(1)	Details of finance income and costs for the three-month periods ended March 31, 2018 and 2017 are as follows, Continued:

(In millions of won)	For the three-month period ended
	March 31, 2018		March 31, 2017
Finance Costs:
Interest expenses	~~W~~	60,933	61,651
Loss on foreign currency transactions		5,531	3,081
Loss on foreign currency translations		64	1,767
Loss on disposal of long-term investment securities		—	49
Loss on financial assets at FVTPL		200	—
Loss on financial liabilities at FVTPL		288	331

	~~W~~	67,016	66,879

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2018 and 2017 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2018		March 31, 2017
Interest income on cash equivalents and short-term financial instruments	~~W~~	3,394	3,008
Interest income on installment receivables and others		8,200	17,300

	~~W~~	11,594	20,308

(3)	Details of interest expenses included in finance costs for the three-month periods ended March 31, 2018 and 2017 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2018		March 31, 2017
Interest expense on borrowings	~~W~~	1,720	1,404
Interest expense on debentures		45,828	44,379
Others		13,385	15,868

	~~W~~	60,933	61,651

(4)	Details of impairment losses on financial assets for the three-month periods ended March 31, 2018 and 2017 are as follows:

(In millions of won)	For the three-month period ended
	March 31, 2018		March 31, 2017
Accounts receivable – trade	~~W~~	4,486	1,245
Other receivables		723	2,697

	~~W~~	5,209	3,942

36

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

23.	Income Tax Expense

Income tax expense was calculated by considering current tax expense adjusted to changes in estimates related to prior periods, and deferred tax expenses relating to origination and reversal of temporary differences.

24.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2018 and 2017 are calculated as follows:

	For the three-month period ended
(In millions of won, except for share data)	March 31, 2018		March 31, 2017
Profit for the period	~~W~~	364,427	388,206
Weighted average number of common shares outstanding		70,609,160	70,609,160

Basic earnings per share (in won)	~~W~~	5,161	5,498

2) The weighted average number of common shares outstanding for the three-month periods ended March 31, 2018 and 2017 are calculated as follows:

	For the three-month period ended
(In shares)	March 31, 2018	March 31, 2017
Issued common shares at January 1	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at March 31	70,609,160	70,609,160

(2)	Diluted earnings per share

For the three-month periods ended March 31, 2018 and 2017, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

37

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

25.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018
(In millions of won)	Financial assets at FVTPL		Equity instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,296,107	—	1,296,107
Financial instruments		—	—	84,882	—	84,882
Short-term investment securities		47,407	—	—	—	47,407
Long-term investment securities(*)		68,936	629,074	—	—	698,010
Accounts receivable - trade		—	—	1,518,649	—	1,518,649
Loans and other receivables		948,801	—	682,939	—	1,631,740
Derivative financial assets		9,373	—	—	2,769	12,142

	~~W~~	1,074,517	629,074	3,582,577	2,769	5,288,937

(*)	The Company designated ~~W~~629,074 million of equity instrument that is not held for trading as financial assets measured at FVOCI.

	December 31, 2017
(In millions of won)	Financial assets at fair value through profit or loss		Available- for-sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	880,583	—	880,583
Financial instruments		—	—	94,382	—	94,382
Short-term investment securities		—	47,383	—	—	47,383
Long-term investment securities		—	724,603	—	—	724,603
Accounts receivable - trade		—	—	1,520,209	—	1,520,209
Loans and other receivables		—	—	1,524,714	—	1,524,714
Derivative financial assets		9,054	—	—	21,554	30,608

	~~W~~	9,054	771,986	4,019,888	21,554	4,822,482

38

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

25.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018
(In millions of won)	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	—	—	41,878	41,878
Borrowings		—	54,366	—	54,366
Debentures(*)		60,566	5,686,098	—	5,746,664
Accounts payable - other and others		—	4,163,660	—	4,163,660

	~~W~~	60,566	9,904,124	41,878	10,006,568

(*)	Debentures classified as financial liabilities at FVTPL as of March 31, 2018 are structured bonds and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives.

	December 31, 2017
(In millions of won)	Financial liabilities measured at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Derivative financial liabilities	~~W~~	—	—	38,510	38,510
Borrowings		—	54,517	—	54,517
Debentures(*)		60,278	5,393,586	—	5,453,864
Accounts payable - other and others		—	4,116,758	—	4,116,758

	~~W~~	60,278	9,564,861	38,510	9,663,649

(*)	Debentures classified as financial liabilities at fair value through profit or loss as of December 31, 2017 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.

39

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

26.	Financial risk management

(1)	Financial risk management

The Company is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Company implements a risk management system to monitor and manage these specific risks.

The Company’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, and accounts receivable - trade and other. Financial liabilities consist of accounts payable – other and other liabilities, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Company is exposed to currency risk mainly on exchange fluctuations on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of the Company.

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2018 are as follows:

	Assets			Liabilities
(In millions of won, thousands of foreign currencies)	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	69,428	~~W~~	74,045	1,446,155	~~W~~	1,542,324
EUR	11,601		15,220	—		—
JPY	15,284		153	—		—
Others	—		598	—		35

		~~W~~	90,016		~~W~~	1,542,359

In addition, the Company has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of March 31, 2018, a hypothetical change in exchange rates by 10% would have increased (reduced) the Company’s income before income taxes as follows:

(In millions of won)	If increased by 10%		If decreased by 10%
USD	~~W~~	7,359	(7,359)
EUR		1,522	(1,522)
JPY		15	(15)
Others		56	(56)

	~~W~~	8,952	(8,952)

40

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

26.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(ii) Interest rate risk

The interest rate risk of the Company arises from borrowings and debentures. Since the Company’s interest bearing assets are mostly fixed-interest bearing assets, the Company’s revenue and operating cash flows are not influenced by the changes in market interest rates.

The Company performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Company takes various measures such as refinancing, renewal, alternative financing and hedging.

As of March 31, 2018, the floating-rate debentures amount to ~~W~~319,950 million and the Company has entered into interest rate swaps to hedge interest rate risk related to the floating-rate debentures. As a result, income before income taxes for the three-month period ended March 31, 2018 would not have been affected by the changes in interest rates of floating-rate borrowings and debentures.

2) Credit risk

The maximum credit exposure as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	March 31, 2018		December 31, 2017
Cash and cash equivalents	~~W~~	1,296,063	880,541
Financial instruments		84,882	94,382
Investment securities		900	900
Accounts receivable – trade		1,518,649	1,520,209
Loans and other receivables		1,631,740	1,524,714
Derivative financial assets		12,142	30,608

	~~W~~	4,544,376	4,051,354

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations.

To manage credit risk, the Company evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Company establishes credit limits for each customer or counterparty.

The Company establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Company’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Company has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Company is the carrying amount of financial assets as of March 31, 2018.

41

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

26.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk

The Company’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Company maintains enough liquidity with the maintenance of credit lines and robust operating activities.

Contractual maturities of financial liabilities as of March 31, 2018 are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Borrowings(*)	~~W~~	54,366	58,074	13,293	44,781	—
Debentures(*)		5,746,664	6,881,307	1,146,391	2,530,803	3,204,113
Accounts payable - other and others		4,163,660	4,302,387	3,121,486	874,940	305,961

	~~W~~	9,964,690	11,241,768	4,281,170	3,450,524	3,510,074

The Company does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*) Includes interest payables.

As of March 31, 2018, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	2,769	(4,825)	7,179	25,617	(37,621)
Liabilities		(41,878)	(42,562)	(27,512)	(15,050)	—

	~~W~~	(39,109)	(47,387)	(20,333)	10,567	(37,621)

(2)	Capital management

The Company manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall capital management strategy of the Company is the same as that of the Company as of and for the year ended December 31, 2017.

The Company monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity both from the financial statements.

42

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

26.	Financial Risk Management, Continued

(2)	Capital management, Continued

Debt-equity ratio as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	March 31, 2018		December 31, 2017
Total liabilities	~~W~~	11,371,884	10,550,131
Total equity		16,415,450	15,007,391

Debt-equity ratios		69.28%	70.30%

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2018 are as follows:

	March 31, 2018
(In millions of won)	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
FVTPL	~~W~~	1,074,517	—	1,005,581	68,936	1,074,517
Derivative financial assets		2,769	—	2,769	—	2,769
FVOCI		629,074	561,270	—	67,804	629,074

	~~W~~	1,706,360	561,270	1,008,350	136,740	1,706,360

Financial liabilities that are measured at fair value:
FVTPL	~~W~~	60,566	—	60,566	—	60,566
Derivative financial liabilities		41,878	—	41,878	—	41,878

	~~W~~	102,444	—	102,444	—	102,444

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	54,366	—	55,141	—	55,141
Debentures		5,686,098	—	5,919,232	—	5,919,232
Long-term payables - other		1,334,238	—	1,410,956	—	1,410,956

	~~W~~	7,074,702	—	7,385,329	—	7,385,329

43

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

26.	Financial Risk Management, Continued

(3)	Fair value, Continued

2) Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows:

	December 31, 2017
(In millions of won)	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value:
Financial assets at fair value through profit or loss	~~W~~	9,054	—	9,054	—	9,054
Derivative financial assets		21,554	—	21,554	—	21,554
Available-for-sale financial assets		636,642	586,713	47,383	2,546	636,642

	~~W~~	667,250	586,713	77,991	2,546	667,250

Financial liabilities that are measured at fair value:
Financial liabilities at fair value through profit or loss	~~W~~	60,278	—	60,278	—	60,278
Derivative financial liabilities		38,510	—	38,510	—	38,510

	~~W~~	98,788	—	98,788	—	98,788

Financial liabilities that are not measured at fair value:
Borrowings	~~W~~	54,517	—	55,131	—	55,131
Debentures		5,393,586	—	5,647,638	—	5,647,638
Long-term payables - other		1,630,381	—	1,749,132	—	1,749,132

	~~W~~	7,078,484	—	7,451,901	—	7,451,901

The above information does not include fair values of financial liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~135,344 million as of December 31, 2017 are measured at cost in accordance with K-IFRS 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments and for which fair value cannot be reliably measured using other valuation methods.

Fair value of the financial instruments that are traded in an active market (Financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Company uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Company performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

44

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

26.	Financial Risk Management, Continued

(3)	Fair value, Continued

Interest rates used by the Company for the fair value measurement as of March 31, 2018 are as follows:

Interest rate
Derivative instruments	1.51% ~ 2.36%
Borrowings and debentures	2.59% ~ 2.63%
Long-term payables - other	2.34% ~ 2.69%

3)	There have been no transfers between Level 2 and Level 1 for the three-month period ended March 31, 2018 and changes of financial assets classified as Level 3 for the three-month period ended March 31, 2018 are as follows:

(In millions of won)	Balance at January 1, 2018		Impact of adopting K-IFRS No. 1109	Loss for the year	Acquisition	Disposal	Balance at March 31, 2018
Available-for-sale financial assets	~~W~~	2,546	(2,546)	—	—	—	—
FVTPL		—	71,139	(125)	90	(2,168)	68,936
FVOCI		—	67,804	—	—	—	67,804

	~~W~~	2,546	136,397	(125)	90	(2,168)	136,740

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018
(In millions of won)	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	11,588	—	11,588	(11,588)	—
Accounts receivable – trade and others		86,404	(86,128)	276	—	276

	~~W~~	97,992	(86,128)	11,864	(11,588)	276

Financial liabilities:
Derivatives(*)	~~W~~	22,494	—	22,494	(11,588)	10,906
Accounts payable – other and others		86,128	(86,128)	—	—	—

	~~W~~	108,622	(86,128)	22,494	(11,588)	10,906

45

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

26.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement, Continued

Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2018 and December 31, 2017 are as follows, Continued:

(In millions of won)	December 31, 2017
	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	26,297	—	26,297	(19,781)	6,516
Accounts receivable – trade and others		88,901	(88,301)	600	—	600

	~~W~~	115,198	(88,301)	26,897	(19,781)	7,116

Financial liabilities:
Derivatives(*)	~~W~~	19,781	—	19,781	(19,781)	—
Accounts payable – other and others		88,301	(88,301)	—	—	—

	~~W~~	108,082	(88,301)	19,781	(19,781)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

27.	Related Parties and Others

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Subsidiaries	SK Planet Co., Ltd. and 42 others(*)
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 39 others
Others	The Ultimate Controlling Entity’s other subsidiaries and associates, etc.

46

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

27.	Related Parties and Others

(1)	List of related parties

(*)	As of March 31, 2018, subsidiaries of the Company are as follows:

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by the Company	SK Telink Co., Ltd.	100.0	Telecommunication and MVNO(Mobile Virtual Network Operator) service
	SK Communications Co., Ltd.	100.0	Internet website services
	SK Broadband Co., Ltd.	100.0	Telecommunication services
	PS&Marketing Corporation	100.0	Communications device retail business
	SERVICEACE Co., Ltd.	100.0	Customer center management service
	SERVICE TOP Co., Ltd.	100.0	Customer center management service
	Network O&S Co., Ltd.	100.0	Base station maintenance service
	SK Telecom China Holdings Co., Ltd.	100.0	Investment
	SK Global Healthcare Business Group Ltd.	100.0	Investment
	SKT Vietnam PTE. Ltd.	73.3	Telecommunication services
	YTK Investment Ltd.	100.0	Investment
	Atlas Investment	100.0	Investment
	SKT Americas, Inc.	100.0	Information gathering and consulting
	SK techx Co., Ltd.	100.0	System software development and supply
	One Store Co., Ltd.	65.5	Telecommunication services
	SK Planet Co., Ltd.	98.1	Telecommunication services
	IRIVER LIMITED	45.9	Manufacturing of media and audio equipment
	FSK L&S Co., Ltd.(*2)	60.0	Freight forwarding and logistics consulting
	SK Telecom Japan Inc.(*3)	100.0	Information gathering and consulting
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co.,Ltd.	100.0	Database and internet website service
	SK Planet Japan, K. K.	79.5	Digital contents sourcing service
	SK Planet Global PTE. Ltd.	100.0	Digital contents sourcing service
	SKP GLOBAL HOLDINGS PTE. LTD.	100.0	Investment
	SKP America LLC.	100.0	Digital contents sourcing service
	shopkick Management Company, Inc.	100.0	Investment
	shopkick, Inc.	100.0	Reward points-based in-store shopping app development
	11street (Thailand) Co., Ltd.	100.0	Electronic commerce
	Hello Nature Ltd.	100.0	Retail of agro-fisheries and livestock
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	100.0	Management of Chinese subsidiaries
	iriver Inc.	100.0	Sales and marketing in North America
	iriver China Co., Ltd.	100.0	Sales and manufacturing of MP3 and 4 in China
	Dongguan iriver Electronics Co., Ltd.	100.0	Sales and Manufacturing of e-book in China
	groovers Japan Co., Ltd.	100.0	Digital music contents sourcing and distribution service
	S.M. LIFE DESIGN COMPANY JAPAN INC.	100.0	Selling of goods in Japan
	S.M. Mobile Communications JAPAN Inc.	100.0	Digital contents service
	groovers Inc.(*4)	100.0	Selling of contents and MQS album
Subsidiaries owned by SK Telink Co., Ltd.	NSOK Co., Ltd.	100.0	Security systems service
Subsidiaries owned by SK techx Co., Ltd.	K-net Culture and Contents Venture Fund	59.0	Capital investing in startups

47

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

27.	Related Parties and Others, Continued

(1)	List of related parties, Continued

(*) As of March 31, 2018, subsidiaries of the Company are as follows, Continued:

Company		Ownership percentage(%)(*1)	Types of business
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	100.0	Operation of information and communication facility
	SK stoa Co., Ltd.	100.0	Other telecommunication retail business
Subsidiary owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.	66.0	Transit
Others(*5)	SK Telecom Innovation Fund, L.P.	100.0	Investment
	SK Telecom China Fund I L.P.	100.0	Investment

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.
(*2)	The Company acquired FSK L&S Co., Ltd. from SK Holdings Co., Ltd. during the three-month period ended March 31, 2018.
(*3)	SK Telecom Japan Inc. was established during the three-month period ended March 31, 2018.
(*4)	groovers Inc. became a subsidiary of IRIVER LIMITED as a result of the IRIVER LIMITED’s acquisition of additional ownership interests during the three-month period ended March 31, 2018.
(*5)	Others are owned together by Atlas Investment and one other subsidiary of the Parent Company.

For the periods presented, the Company belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Company.

(2)	Compensation for the key management

The Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Salaries	~~W~~	2,737	1,168
Defined benefits plan expenses		557	7
Share option		139	12

	~~W~~	3,433	1,187

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits incurred in relation to the pension plan and compensation expenses related to share options granted.

48

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

27.	Related Parties and Others, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2018 and 2017 are as follows:

		For the three-month period ended March 31, 2018
(In millions of won) Scope	Company	Operating revenue and others		Operating expenses and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co.,Ltd.(*1)	~~W~~	2,898	259,282	1,526
Subsidiaries	SK Broadband Co., Ltd.		29,929	130,384	—
	PS&Marketing Corporation(*2)		3,250	367,057	62
	Network O&S Co., Ltd.		992	47,042	—
	SK Planet Co., Ltd.		6,348	7,392	—
	SK Telink Co., Ltd.		14,690	5,455	—
	SERVICEACE Co., Ltd.		1,933	33,209	—
	SERVICE TOP Co., Ltd.		2,144	39,806	—
	SK techx Co., Ltd.		1,384	46,222	472
	Others		6,265	11,779	1,844

			66,935	688,346	2,378

Associates	F&U Credit information Co., Ltd.		394	11,461	—
	HappyNarae Co., Ltd.		23	2,724	4,122
	SK hynix Inc.(*3)		152,035	28	—
	KEB HanaCard Co., Ltd.		4,032	4,031	—
	Others		291	14,681	—

			156,775	32,925	4,122

Other	SK Engineering & Construction Co., Ltd.		549	—	—
	SK Innovation Co., Ltd.		2,003	181	—
	SK Networks Co., Ltd.		2,741	4,435	—
	SK Networks Service Co., Ltd.		152	11,686	6
	SK Telesys Co., Ltd.		48	207	6,265
	SK TNS CO., LTD.		25	393	12,149
	Others		3,582	10,115	544

			9,100	27,017	18,964

		~~W~~	235,708	1,007,570	26,990

(*1)	Operating expenses and others include ~~W~~183,271 million of dividends declared by the Company.
(*2)	Operating expenses and others include ~~W~~216,238 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*3)	Operating revenue and others include ~~W~~146,100 million of dividends income accrued.

49

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

27.	Related Parties and Others, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2018 and 2017 are as follows, Continued:

		For the three-month period ended March 31, 2017
(In millions of won) Scope	Company	Operating revenue and others		Operating expenses and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co.,Ltd.(*1)	~~W~~	2,680	249,909	25,086
Subsidiaries	SK Broadband Co., Ltd.		27,486	145,117	88
	PS&Marketing Corporation(*2)		4,050	337,204	—
	Network O&S Co., Ltd.		758	51,988	2,519
	SK Planet Co., Ltd.		7,119	5,761	—
	SK Telink Co., Ltd.		14,473	4,485	—
	SERVICEACE Co., Ltd.		1,976	32,695	—
	SERVICE TOP Co., Ltd.		2,129	34,326	—
	SK techx Co., Ltd.		783	47,762	—
	Others		6,771	11,763	54

			65,545	671,101	2,661

Associates	F&U Credit information Co., Ltd.		406	12,238	—
	HappyNarae Co., Ltd.		—	5,589	2,252
	SK hynix Inc.(*3)		91,520	32	—
	KEB HanaCard Co., Ltd.		4,597	3,686	—
	Others		287	21,069	—

			96,810	42,614	2,252

Other	SK Engineering & Construction Co., Ltd.		618	—	—
	SK Innovation Co., Ltd.		10,677	181	—
	SK Networks Co., Ltd.		2,786	4,114	—
	SK Networks Service Co., Ltd.		—	11,845	—
	SK Telesys Co., Ltd.		55	246	8,720
	SK TNS CO., LTD.		25	247	15,617
	Others		2,147	11,625	75

			16,308	28,258	24,412

		~~W~~	181,343	991,882	54,411

(*1)	Operating expenses and others include ~~W~~183,271 million of dividends declared by the Company.
(*2)	Operating expenses and others include ~~W~~158,105 million paid to PS&Marketing Corporation relating to purchase of accounts receivables resulting from sale of handsets.
(*3)	Operating revenue and others include ~~W~~87,660 million of dividends income accrued.

50

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

27.	Related Parties and Others, Continued

(4)	Account balances with related parties as of March 31, 2018 and December 31, 2017 are as follows:

		March 31, 2018
		Accounts receivable			Accounts payable
(In millions of won) Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable –other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	11,122	217,708
Subsidiaries	SK Broadband Co., Ltd.		—	10,362	43,878
	PS&Marketing Corporation		—	265	102,011
	Network O&S Co., Ltd.		—	51	20,118
	SK Planet Co., Ltd.		—	4,474	11,432
	SK Telink Co., Ltd.		—	9,316	3,714
	SERVICE ACE Co., Ltd.		—	206	19,389
	SERVICE TOP Co., Ltd.		—	143	19,195
	SK techx Co., Ltd.		—	1,329	21,853
	One Store Co., Ltd.		—	1,135	23,720
	SK m&service Co.,Ltd.		—	3,071	5,106
	Others		—	768	14,420

			—	31,120	284,836

Associates	HappyNarae Co., Ltd.		—	—	1,662
	SK hynix Inc.		—	151,110	—
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,360	10,040
	S.M. Culture & Contents Co.,Ltd.		—	—	2,138
	Others		611	2,123	1,068

			22,758	193,005	14,908

Other	SK Engineering and Construction Co., Ltd.		—	187	—
	SK Networks Co., Ltd.		—	2,690	831
	SK Networks Services Co., Ltd.		—	—	7,527
	SK Telesys Co., Ltd.		—	26	1,340
	SK Innovation Co., Ltd.		—	2,296	173
	SK TNS Co., Ltd.		—	8	13,835
	Others		—	1,869	7,930

			—	7,076	31,636

Total		~~W~~	22,758	242,323	549,088

(*)	As of March 31, 2018, the Company recognized full loan loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

51

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

27.	Related Parties and Others, Continued

(4)	Account balances with related parties as of March 31, 2018 and December 31, 2017 are as follows, Continued:

		December 31, 2017
		Accounts receivable			Accounts payable
(In millions of won) Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable –other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	1,819	82,456
Subsidiaries	SK Broadband Co., Ltd.		—	12,458	117,262
	PS&Marketing Corporation		—	335	116,333
	Network O&S Co., Ltd.		—	611	52,507
	SK Planet Co., Ltd.		—	4,232	14,487
	SK Telink Co., Ltd.		—	8,626	4,119
	SERVICE ACE Co., Ltd.		—	252	24,432
	SERVICE TOP Co., Ltd.		—	136	26,625
	SK techx Co., Ltd.		—	1,273	22,722
	One Store Co., Ltd.		—	226	23,210
	SK m&service Co.,Ltd.		—	5,967	6,096
	Others		—	2,059	17,860

			—	36,175	425,653

Associates	HappyNarae Co., Ltd.		—	8	1,305
	SK hynix Inc.		—	2,803	94
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,427	11,080
	S.M. Culture & Contents Co.,Ltd.		—	77	4,559
	Others		611	1,928	2,443

			22,758	44,655	19,481

Other	SK Engineering and Construction Co., Ltd.		—	1,413	69
	SK Networks Co., Ltd.		—	2,279	1,469
	SK Networks Services Co., Ltd.		—	14	8,646
	SK Telesys Co., Ltd.		—	26	397
	SK Innovation Co., Ltd.		—	2,530	564
	SK TNS Co., Ltd.		—	—	133,220
	Others		—	1,884	14,016

			—	8,146	158,381

Total		~~W~~	22,758	90,795	685,971

(*)	As of December 31, 2017, the Company recognized full loan loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

52

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

28.	Commitments and Contingencies

(1)	Accounts receivables from sale of handsets

The dealers of the Company sell handsets to the Company’s wireless subscribers on an installment basis. During the three-month period ended March 31, 2018, the Company entered into a comprehensive agreement to purchase the accounts receivables from handset sales with dealers and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~1,050,658 million as of March 31, 2018 which the Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

(2)	Legal claims and litigations

As of March 31, 2018, the Company is involved in various legal claims and litigation. Provisions recognized in relation to these claims and litigation is immaterial. In connection with these legal claims and litigation for which no provision was recognized, management does not believe the Company has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Company’s financial position or operating results in the event an outflow of resources is ultimately necessary.

53

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

29.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Gain on foreign currency translations	~~W~~	(16)	(30)
Interest income		(11,594)	(20,308)
Dividends		(161,242)	(97,811)
Gain relating to financial assets at FVTPL		(992)	(1,069)
Gain on disposal of long-term investment securities		—	(2,267)
Gain on disposal of property and equipment and intangible assets		(114)	(4,012)
Gain on valuation of derivatives		(319)	(355)
Gain on sale of accounts receivable - other		(3,749)	(5,025)
Loss on foreign currency translations		64	1,767
Bad debt for accounts receivable - trade		4,486	1,245
Bad debt for accounts receivable - other		723	2,697
Loss on disposal of long-term investments securities		—	49
Loss relating to financial assets at FVTPL		200	—
Depreciation and amortization		636,161	613,853
Loss on disposal of property and equipment and intangible assets		390	1,760
Interest expenses		60,933	61,651
Loss relating to financial liabilities at FVTPL		288	331
Retirement benefit expenses		9,642	9,446
Share option		139	12
Income tax expense		113,049	101,427
Other expenses		2,685	1,203

	~~W~~	650,734	664,564

54

SK TELECOM CO., LTD.

Notes to the Condensed Separate Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

29.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Accounts receivable – trade	~~W~~	(2,941)	60,787
Accounts receivable – other		(84,456)	176,749
Advance payments		2,424	3,883
Prepaid expenses		53,220	4,577
Inventories		8,287	7,572
Long-term accounts receivable – other		154,185	80,062
Long-term prepaid expenses		(26,220)	2,074
Guarantee deposits		2,901	2,605
Accounts payable – other		(186,630)	(347,018)
Advanced receipts		—	(3,387)
Withholdings		182,518	61,510
Deposits received		(753)	(2,986)
Accrued expenses		(140,102)	(99,079)
Unearned revenue		—	(231)
Provisions		(264)	506
Long-term provisions		748	(2,988)
Plan assets		5,731	2,521
Retirement benefit payment		(4,457)	(3,984)
Contract liabilities		11,994	—
Others		(3,346)	87

	~~W~~	(27,161)	(56,740)

(3)	Significant non-cash transactions for the three-month periods ended March 31, 2018 and 2017 are as follows:

(In millions of won)	March 31, 2018	March 31, 2017
Decrease in accounts payable - other relating to the acquisition of property and equipment and intangible assets	(389,325)	(362,952)

30.	Subsequent Events

On May 8, 2018, the Company entered into a contract to acquire 740,895 shares of Siren Holdings Korea Co., Ltd. at ~~W~~702,000 million in cash in order to strengthen the security business and expand customer base for ‘Home’ business. This contract requires Siren Holdings Korea Co., Ltd. to merge Siren Investments Korea Co., Ltd. which wholly owns ADT Caps Co., Ltd. as a prerequisite. At the conclusion of this acquisition, the Company expects to own 55% ownership interests in Siren Holdings Korea Co., Ltd. and will obtain control over ADT Caps Co., Ltd. The acquisition transaction is subject to government’s approval.

55

Exhibit 99.2

SK TELECOM CO., LTD. AND SUBSIDIARIES

Condensed Consolidated Interim Financial Statements

(Unaudited)

March 31, 2018 and 2017

(With Independent Auditors’ Review Report Thereon)

Independent Auditors’ Review Report

Based on a report originally issued in Korean

To The Board of Directors and Shareholders

SK Telecom Co., Ltd.:

Reviewed financial statements

We have reviewed the accompanying condensed consolidated interim financial statements of SK Telecom Co., Ltd. and its subsidiaries (the “Group”), which comprise the condensed consolidated statement of financial position as of March 31, 2018, the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the three-month periods ended March 31, 2018 and 2017, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034, Interim Financial Reporting, and for such internal controls as management determines necessary to enable the preparation of condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our reviews.

We conducted our reviews in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists principally of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared fairly, in all material respects, in accordance with K-IFRS No.1034, Interim Financial Reporting.

Emphasis of matter

As a matter that does not have an impact on our review conclusion, we highlight the attention of the users of the above-mentioned financial statements of the Group for the following matter described in Note 3 to the condensed consolidated financial statements. The Group has initially adopted K-IFRS No. 1109 and 1115 for the year beginning on January 1, 2018, and the Group has taken an exemption not to restate the condensed consolidated financial statements as of December 31, 2017 or for the three-month period ended March 31, 2017, presented for comparative purposes, in accordance with transition requirements. The financial impacts of applying K-IFRS No. 1109 and 1115 are discussed in Note 3.

Other matters

The consolidated statement of financial position of the Group as of December 31, 2017, and the related consolidated statements of income, comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by us in accordance with Korean Standards on Auditing and our report thereon, dated February 23, 2018, expressed an unqualified opinion. The accompanying condensed consolidated statement of financial position of the Group as of December 31, 2017, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated financial statements from which it has been derived.

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

KPMG Samjong Accounting Corp.

Seoul, Korea

May 11, 2018

This report is effective as of May 11, 2018, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position

As of March 31, 2018 and December 31, 2017

(In millions of won)	Note	March 31, 2018		December 31, 2017
Assets
Current Assets:
Cash and cash equivalents	3,27,28	~~W~~	1,885,744	1,457,735
Short-term financial instruments	3,27,28,30		566,504	616,780
Short-term investment securities	3,9,27,28		77,407	144,386
Accounts receivable – trade, net	3,5,27,28,29		2,090,501	2,126,007
Short-term loans, net	3,5,27,28,29		78,892	62,830
Accounts receivable – other, net	3,5,27,28,29,30		1,510,693	1,260,835
Prepaid expenses	3,6		1,850,764	197,046
Contract assets	3,7		98,524	—
Inventories, net	8		254,483	272,403
Advance payments and other	3,5,6,27,28,29		57,786	63,777

Total Current Assets			8,471,298	6,201,799

Non-Current Assets:
Long-term financial instruments	3,27,28		1,222	1,222
Long-term investment securities	3,9,27,28		1,096,656	887,007
Investments in associates and joint ventures	11		10,064,015	9,538,438
Property and equipment, net	12,29,30		9,648,556	10,144,882
Goodwill			1,917,813	1,915,017
Intangible assets, net	13		3,452,451	3,586,965
Long-term contract assets	3,7		26,638	—
Long-term loans, net	3,5,27,28,29		49,812	50,874
Long-term accounts receivable - other	3,5,27,28,30		130,932	287,048
Long-term prepaid expenses	3,6		823,925	90,834
Guarantee deposits	3,5,27,28,29		288,211	292,590
Long-term derivative financial assets	3,27,28		12,512	253,213
Defined benefit assets	17		22,999	45,952
Deferred tax assets	3,25		81,814	88,132
Other non-current assets	5,27,28		45,534	44,696

Total Non-Current Assets			27,663,090	27,226,870

Total Assets		~~W~~	36,134,388	33,428,669

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Financial Position, Continued

As of March 31, 2018 and December 31, 2017

(In millions of won)	Note	March 31, 2018		December 31, 2017
Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable - trade	27,28,29		243,520	351,711
Accounts payable - other	27,28,29		1,825,389	1,867,074
Short-term borrowings	14,27,28	~~W~~	30,000	130,000
Current installments of long-term debt, net	14,27,28		1,389,367	1,530,948
Current installments of long-term payables – other	15,27,28		298,251	302,703
Receipts in advance	3		—	161,266
Withholdings	3,27,28,29		1,410,854	961,501
Contract liabilities	3,7		117,932	—
Accrued expenses	27,28		1,171,060	1,327,906
Income tax payable	25		310,372	219,791
Unearned revenue	3		—	175,732
Derivative financial liabilities	27,28		33,899	28,406
Provisions	3,16		53,055	52,057
Other current liabilities			13	28

Total Current Liabilities			6,883,712	7,109,123

Non-Current Liabilities:
Debentures, excluding current installments, net	14,27,28		6,171,892	5,596,570
Long-term borrowings, excluding current installments, net	14,27,28		161,021	211,486
Long-term payables – other, excluding current installments, net	15,27,28		1,054,139	1,346,763
Long-term unearned revenue	3		—	7,052
Long-term contract liabilities	3,7		18,401	—
Defined benefit liabilities	17		83,540	61,960
Long-term derivative financial liabilities	27,28		11,035	11,064
Long-term provisions	16		32,409	32,669
Deferred tax liabilities	3,25		1,685,042	978,693
Other non-current liabilities	3,27,28		45,374	44,094

Total Non-Current Liabilities			9,262,853	8,290,351

Total Liabilities			16,146,565	15,399,474

Shareholders’ Equity
Share capital	1,18		44,639	44,639
Capital surplus and others	10,18,19		196,821	196,281
Retained earnings	3,20		19,842,372	17,835,946
Reserves	3,21		(292,770)	(234,727)

Equity attributable to owners of the Parent Company			19,791,062	17,842,139
Non-controlling interests			196,761	187,056

Total Shareholders’ Equity			19,987,823	18,029,195

Total Liabilities and Shareholders’ Equity		~~W~~	36,134,388	33,428,669

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Income

For the three-month periods ended March 31, 2018 and 2017

(In millions of won except for per share data)	Note	March 31, 2018		March 31, 2017
Operating revenue:	3,4,29
Revenue		~~W~~	4,181,537	4,234,365
Operating expenses:	3,29
Labor	3		549,971	462,841
Commissions	3		1,262,099	1,363,336
Depreciation and amortization	4		785,979	761,716
Network interconnection			214,960	221,080
Leased line			80,661	87,816
Advertising	3		100,117	85,428
Rent			131,613	133,071
Cost of goods that have been resold			410,859	402,162
Others	22		319,802	306,413

			3,856,061	3,823,863

Operating profit	3,4		325,476	410,502
Finance income	4,24		49,797	52,541
Finance costs	4,24		(84,879)	(91,314)
Gains related to investments in associates and joint ventures, net	4,11		626,643	379,961
Other non-operating income	4,23		16,920	8,784
Other non-operating expenses	4,23		(26,967)	(36,254)

Profit before income tax	3,4		906,990	724,220
Income tax expense	3,25		213,618	140,739

Profit for the period	3	~~W~~	693,372	583,481

Attributable to :
Owners of the Parent Company		~~W~~	694,959	589,134
Non-controlling interests	3		(1,587)	(5,653)
Earnings per share:	26
Basic and diluted earnings per share (in won)		~~W~~	9,842	8,344

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income

For the three-month periods ended March 31, 2018 and 2017

(In millions of won)	Note	March 31, 2018		March 31, 2017
Profit for the period		~~W~~	693,372	583,481
Other comprehensive income (loss):
Items that will never be reclassified to profit or loss, net of taxes:
Remeasurement of defined benefit liabilities	17		(13,150)	(11,287)
Valuation loss on financial assets at fair value through other comprehensive income	21		(19,921)	—
Items that are or may be reclassified subsequently to profit or loss, net of taxes:
Net change in unrealized fair value of available-for-sale financial assets	21		—	49,205
Net change in accumulated other comprehensive income of investments in associates and joint ventures	11,21		38,561	(102,367)
Net change in unrealized fair value of derivatives	21		(9,678)	(8,770)
Foreign currency translations differences for foreign operations	21		2,100	(36,864)

Other comprehensive loss for the period, net of taxes		~~W~~	(2,088)	(110,083)

Total comprehensive income		~~W~~	691,284	473,398

Total comprehensive income (loss) attributable to:
Owners of the Parent Company			692,594	479,680
Non-controlling interests			(1,310)	(6,282)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Changes in Equity

For the three-month periods ended March 31, 2018 and 2017

		Controlling Interest						Non-controlling interests	Total equity
(In millions of won)	Note	Share capital		Capital surplus and other capital adjustments	Retained earnings	Reserves	Total
Balance, January 1, 2017		~~W~~	44,639	199,779	15,953,164	(226,183)	15,971,399	145,031	16,116,430
Total comprehensive income:
Profit for the period			—	—	589,134	—	589,134	(5,653)	583,481
Other comprehensive loss	17,21		—	—	(11,266)	(98,188)	(109,454)	(629)	(110,083)

			—	—	577,868	(98,188)	479,680	(6,282)	473,398

Transactions with owners:
Annual dividends			—	—	(635,482)	—	(635,482)	(281)	(635,763)
Share option			—	12	—	—	12	—	12
Changes in ownership in subsidiaries			—	(7,999)	—	—	(7,999)	(33,567)	(41,566)

			—	(7,987)	(635,482)	—	(643,469)	(33,848)	(677,317)

Balance, March 31, 2017		~~W~~	44,639	191,792	15,895,550	(324,371)	15,807,610	104,901	15,912,511

Balance, December 31, 2017			44,639	196,281	17,835,946	(234,727)	17,842,139	187,056	18,029,195
Impact of adopting K-IFRS No. 1115	3		—	—	1,900,049	—	1,900,049	—	1,900,049
Impact of adopting K-IFRS No. 1109	3		—	—	60,026	(68,804)	(8,778)	—	(8,778)

Balance, January 1, 2018		~~W~~	44,639	196,281	19,796,021	(303,531)	19,733,410	187,056	19,920,466
Total comprehensive income:
Profit for the period			—	—	694,959	—	694,959	(1,587)	693,372
Other comprehensive income (loss)			—	—	(13,126)	10,761	(2,365)	277	(2,088)

			—	—	681,833	10,761	692,594	(1,310)	691,284

Transactions with owners:
Annual dividends			—	—	(635,482)	—	(635,482)	—	(635,482)
Share option			—	139	—	—	139	—	139
Changes in ownership in subsidiaries			—	401	—	—	401	11,015	11,416

			—	540	(635,482)	—	(634,942)	11,015	(623,927)

Balance, March 31, 2018		~~W~~	44,639	196,821	19,842,372	(292,770)	19,791,062	196,761	19,987,823

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows

For the three-month periods ended March 31, 2018 and 2017

(In millions of won)	Note	March 31, 2018		March 31, 2017
Cash flows from operating activities:
Cash generated from operating activities:
Profit for the period		~~W~~	693,372	583,481
Adjustments for income and expenses	31		495,601	642,191
Changes in assets and liabilities related to operating activities	31		(138,405)	(188,479)

Sub-total			1,050,568	1,037,193
Interest received			13,450	21,435
Dividends received			7,766	1,197
Interest paid			(67,192)	(55,422)
Income tax paid			(17,338)	(74,045)

Net cash provided by operating activities			987,254	930,358

Cash flows from investing activities:
Cash inflows from investing activities:
Decrease in short-term financial instruments, net			72,106	—
Decrease in short-term investment securities, net			47,185	60,025
Collection of short-term loans			53,886	48,953
Decrease in long-term financial instruments			—	1
Proceeds from disposal of long-term investment securities			3,051	10,848
Proceeds from disposal of investments in associates and joint ventures			73	3,941
Proceeds from disposal of property and equipment			2,283	8,572
Proceeds from disposal of intangible assets			6,978	986
Collection of long-term loans			259	968
Decrease in deposits			3,483	4,635
Proceeds from disposal of other non-current assets			70	185
Acquisitions of subsidiaries, net of cash acquired			8,579	—

Sub-total			197,953	139,114
Cash outflows for investing activities:
Increase in short-term financial instruments, net			—	(51,945)
Increase in short-term loans			(67,000)	(55,577)
Increase in long-term loans			(2,370)	(1,532)
Increase in long-term financial instruments			(16)	(27)
Acquisition of long-term investment securities			(6,484)	(2,197)
Acquisition of investments in associates and joint ventures			(558)	(7)
Acquisition of property and equipment			(627,516)	(657,808)
Acquisition of intangible assets			(34,096)	(18,729)
Increase in deposits			(2,614)	(7,545)
Acquisition of other non-current assets			(1,136)	—

Sub-total			(741,790)	(795,367)

Net cash used in investing activities		~~W~~	(543,837)	(656,253)

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Condensed Consolidated Statements of Cash Flows, Continued

For the three-month periods ended March 31, 2018 and 2017

(In millions of won)	March 31, 2018		March 31, 2017
Cash flows from financing activities:
Cash inflows from financing activities:
Proceeds from short-term borrowings, net	~~W~~	—	33,467
Proceeds from issuance of debentures		647,290	149,347
Proceeds from long-term borrowings, net		—	70,000

Sub-total		647,290	252,814
Cash outflows for financing activities:
Decrease in short-term borrowings, net		(100,000)	—
Repayments of long-term account payables-other		(304,112)	(303,511)
Repayments of debentures		(250,000)	(100,000)
Repayments of long-term borrowings		(7,862)	(5,300)
Acquisition of additional interests in subsidiaries		(1,155)	(41,550)

Sub-total		(663,129)	(450,361)

Net cash used in financing activities		(15,839)	(197,547)

Net increase in cash and cash equivalents		427,578	76,558
Cash and cash equivalents at beginning of the period		1,457,735	1,505,242
Effects of exchange rate changes on cash and cash equivalents		431	(5,822)

Cash and cash equivalents at end of the period	~~W~~	1,885,744	1,575,978

See accompanying notes to the condensed consolidated interim financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

1.	Reporting Entity

(1)	General

SK Telecom Co., Ltd. (“the Parent Company”) was incorporated in March 1984 under the laws of the Republic of Korea (“Korea”) to provide cellular telephone communication services in Korea. The Parent Company mainly provides wireless telecommunications services in Korea. The head office of the Parent Company is located at 65, Eulji-ro, Jung-gu, Seoul, Korea.

The Parent Company’s common shares and depositary receipts (DRs) are listed on the Stock Market of Korea Exchange, the New York Stock Exchange and the London Stock Exchange. As of March 31, 2018, the Parent Company’s total issued shares are held by the following shareholders:

	Number of shares	Percentage of total shares issued (%)
SK Holdings Co., Ltd.	20,363,452	25.22
National Pension Service, other institutional investors and other minority shareholders	50,245,708	62.23
Treasury shares	10,136,551	12.55

	80,745,711	100.00

These condensed consolidated interim financial statements comprise the Parent Company and its subsidiaries (together referred to as the “Group” and individuals as “Group entities”). SK Holdings Co., Ltd. is the ultimate controlling entity of the Parent Company.

(2)	List of subsidiaries

The list of subsidiaries as of March 31, 2018 and December 31, 2017 is as follows:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Mar. 31, 2018	Dec. 31, 2017
Subsidiaries owned by the Parent	SK Telink Co., Ltd.	Korea	Telecommunication and mobile virtual network operator service	100.0	100.0
Company	SK Communications Co., Ltd.	Korea	Internet website services	100.0	100.0
	SK Broadband Co., Ltd.	Korea	Telecommunication services	100.0	100.0
	PS&Marketing Corporation	Korea	Communications device retail business	100.0	100.0
	SERVICEACE Co., Ltd.	Korea	Customer center management service	100.0	100.0
	SERVICE TOP Co., Ltd.	Korea	Customer center management service	100.0	100.0
	Network O&S Co., Ltd.	Korea	Base station maintenance service	100.0	100.0
	SK Planet Co., Ltd.	Korea	Telecommunication service	98.1	98.1
	IRIVER LIMITED (*2)	Korea	Manufacturing digital audio players and other portable media devices.	45.9	45.9
	SK Telecom China Holdings Co., Ltd.	China	Investment	100.0	100.0
	SK Global Healthcare Business Group, Ltd.	Hong Kong	Investment	100.0	100.0
	SKT Vietnam PTE. Ltd.	Singapore	Telecommunication service	73.3	73.3
	SKT Americas, Inc.	USA	Information gathering and consulting	100.0	100.0
	YTK Investment Ltd.	Cayman Islands	Investment association	100.0	100.0
	Atlas Investment	Cayman Islands	Investment association	100.0	100.0
	SK techx Co., Ltd.	Korea	System software development and supply	100.0	100.0
	One Store Co., Ltd.	Korea	Telecommunication services	65.5	65.5
	FSK L&S Co., Ltd.(*3)	Korea	Freight forwarding and logistics consulting	60.0	—
	SK Telecom Japan Inc.(*3)	Japan	Information gathering and consulting	100.0	—

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of March 31, 2018 and December 31, 2017 is as follows, Continued:

				Ownership (%)(*1)
Subsidiary		Location	Primary business	Mar. 31, 2018	Dec. 31, 2017
Subsidiaries owned by SK Planet Co., Ltd.	SK m&service Co.,Ltd.	Korea	Data base and internet website service	100.0	100.0
	SK Planet Japan, K. K.	Japan	Digital contents sourcing service	79.5	79.5
	SK Planet Global PTE. Ltd.	Singapore	Digital contents sourcing service	100.0	100.0
	SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment	100.0	100.0
	SKP America LLC.	USA	Digital contents sourcing service	100.0	100.0
	shopkick Management Company, Inc.	USA	Investment	100.0	100.0
	shopkick, Inc.	USA	Reward points-based in-store shopping application development	100.0	100.0
	11street (Thailand) Co., Ltd.	Thailand	Electronic commerce	100.0	100.0
	Hello Nature Ltd.	Korea	Retail of agro-fisheries and livestock	100.0	100.0
Subsidiaries owned by IRIVER LIMITED	iriver Enterprise Ltd.	Hong Kong	Management of Chinese subsidiary	100.0	100.0
	iriver Inc.	USA	Marketing and sales in North America	100.0	100.0
	iriver China Co., Ltd.	China	Sale and manufacture of MP3 and 4	100.0	100.0
	Dongguan iriver Electronics Co., Ltd.	China	Sale and manufacture of e-book	100.0	100.0
	groovers Japan Co., Ltd.	Japan	Digital music contents sourcing and distribution service	100.0	100.0
	S.M. LIFE DESIGN COMPANY JAPAN INC.	Japan	Sales of goods in Japan	100.0	100.0
	S.M. Mobile Communications JAPAN Inc.	Japan	Digital contents service	100.0	100.0
	groovers Inc.(*3)	Korea	Sales of contents and mastering quality sound album	100.0	44.2
Subsidiaries owned by SK Telink Co., Ltd.	NSOK Co., Ltd.	Korea	Security and maintenance services	100.0	100.0
Subsidiaries owned by SK techx Co., Ltd.	K-net Culture and Contents Venture Fund	Korea	Capital investment in start-ups	59.0	59.0
Subsidiaries owned by SK Broadband Co., Ltd.	Home & Service Co., Ltd.	Korea	Operation of information and communication facilities	100.0	100.0
	SK stoa Co., Ltd.	Korea	Television commerce business	100.0	100.0
Subsidiary owned by FSK L&S Co., Ltd.	FSK L&S(Shanghai) Co., Ltd.(*3)	China	Transportation services	66.0	—
Others(*4)	SK Telecom Innovation Fund, L.P	USA	Investment	100.0	100.0
	SK Telecom China Fund I L.P.	Cayman Islands	Investment	100.0	100.0

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

1.	Reporting Entity, Continued

(2)	List of subsidiaries, Continued

The list of subsidiaries as of March 31, 2018 and December 31, 2017 is as follows, Continued:

(*1)	The ownership interest represents direct ownership interest in subsidiaries either by the Parent Company or subsidiaries of the Parent Company.

(*2)	Although the Group has less than 50% of the voting rights of IRIVER LIMITED, the Group is considered to have control over IRIVER LIMITED since the Group holds significantly more voting rights than any other vote holder or organized group of vote holders, and the other shareholdings are widely dispersed.

(*3)	Details of changes in consolidation scope for the three-month period ended March 31, 2018 are presented and explained separately in Note 1-(4).

(*4)	Others are owned together by Atlas Investment and one other subsidiary of the Parent Company.

(3)	Condensed financial information of subsidiaries

Condensed financial information of significant subsidiaries as of and for the three-month period ended March 31, 2018 is as follows:

	As of March 31, 2018				For the three-month period ended March 31, 2018
(In millions of won) Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	481,473	106,048	375,425	91,523	8,100
SK m&service Co.,Ltd.		98,083	46,753	51,330	49,031	123
SK Communications Co., Ltd.		88,918	28,244	60,674	11,022	(5,317)
SK Broadband Co., Ltd.		3,906,514	2,470,395	1,436,119	737,102	13,235
K-net Culture and Contents Venture Fund		250,828	35,980	214,848	—	1
PS&Marketing Corporation		425,671	210,420	215,251	409,879	(2,697)
SERVICEACE Co., Ltd.		69,111	36,784	32,327	50,338	1,941
SERVICE TOP Co., Ltd.		60,239	36,927	23,312	52,138	1,488
Network O&S Co., Ltd.		64,973	27,564	37,409	48,900	(4,182)
SK Planet Co., Ltd.		1,418,817	844,262	574,555	205,028	(37,655)
IRIVER LIMITED(*)		143,511	28,780	114,731	28,894	296
SKP America LLC.		410,333	—	410,333	—	(33)
SK techx Co., Ltd.		238,451	31,153	207,298	49,578	8,657
One Store Co., Ltd.		113,308	52,341	60,967	26,864	(4,035)
Home & Service Co., Ltd.		88,180	42,787	45,393	75,670	44
shopkick Management Company, Inc.		341,373	—	341,373	—	(37)
shopkick, Inc.		20,778	18,589	2,189	8,943	(7,061)

(*)	The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and seven other subsidiaries of IRIVER LIMITED. Information for the other subsidiaries in the above summary is based on their separate financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

1.	Reporting Entity, Continued

(3)	Condensed financial information of subsidiaries, Continued

Condensed financial information of significant subsidiaries as of and for the year ended December 31, 2017 is as follows:

	As of December 31, 2017				2017
(In millions of won) Subsidiary	Total assets		Total liabilities	Total equity	Revenue	Profit (loss)
SK Telink Co., Ltd.	~~W~~	455,685	104,727	350,958	389,944	32,728
SK m&service Co., Ltd.		113,515	62,795	50,720	193,256	1,249
SK Communications Co., Ltd.		90,923	28,410	62,513	47,546	(35,454)
SK Broadband Co., Ltd.		3,802,349	2,616,317	1,186,032	3,050,083	32,030
K-net Culture and Contents Venture Fund		250,747	35,900	214,847	—	196,250
PS&Marketing Corporation		506,883	288,881	218,002	1,766,142	391
SERVICEACE Co., Ltd.		77,681	45,501	32,180	197,408	2,599
SERVICE TOP Co., Ltd.		65,406	41,860	23,546	186,117	3,309
Network O&S Co., Ltd.		87,000	45,248	41,752	255,841	6,283
SK Planet Co., Ltd.		1,534,866	920,677	614,189	1,082,685	(513,667)
IRIVER LIMITED(*)		130,878	17,204	113,674	69,452	(14,092)
SKP America LLC.		412,251	—	412,251	—	(57)
SK techx Co., Ltd.		237,700	41,561	196,139	195,948	26,827
One Store Co., Ltd.		104,891	39,874	65,017	115,596	(27,254)
Home & Service Co., Ltd.		83,698	38,350	45,348	141,739	11
shopkick Management Company, Inc.		338,650	—	338,650	—	(238)
shopkick, Inc.		37,336	32,219	5,117	48,836	(25,249)

(*)	The condensed financial information of IRIVER LIMITED is consolidated financial information including iriver Enterprise Ltd. and six other subsidiaries of IRIVER LIMITED. Information for the other subsidiaries in the above summary is based on their separate financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

1.	Reporting Entity, Continued

(4)	Changes in subsidiaries

The list of subsidiaries that were newly included in consolidation during the three-month period ended March 31, 2018 is as follows:

Subsidiary	Reason
FSK L&S Co., Ltd.	Acquired by the Parent Company
FSK L&S(Shanghai) Co., Ltd.	Acquired by the Parent Company
SK Telecom Japan Inc.	Established by the Parent Company
groovers Inc.	Acquired additional ownership interests by IRIVER LIMITED

(5)	The financial information of significant non-controlling interests of the Group as of and for the three-month period ended March 31, 2018, and as of and for the year ended December 31, 2017 are as follows. There were no dividends paid during the three-month period ended March 31, 2018 and the year ended December 31, 2017 by subsidiaries of which non-controlling interests are significant.

(In millions of won)	K-net Culture and Contents Venture Fund		IRIVER LIMITED	One Store Co., Ltd.
Ownership of non-controlling interests (%)		41.00	54.12	34.46

	As of March 31, 2018
Current assets	~~W~~	706	68,708	87,217
Non-current assets		250,122	74,803	26,091
Current liabilities		(35,980)	(20,710)	(50,785)
Non-current liabilities		—	(8,070)	(1,556)
Net assets		214,848	114,731	60,967
Carrying amount of non-controlling interests		88,088	63,784	21,009

	For the three-month period ended March 31, 2018
Revenue	~~W~~	—	28,894	26,864
Gain (loss) for the period		1	296	(4,035)
Total comprehensive loss		1	1,057	(4,051)
Gain (loss) attributable to non-controlling interests		—	160	(1,390)

Net cash provided by (used in) operating activities	~~W~~	3	1,147	(2,193)
Net cash provided by (used in) investing activities		(20)	1,764	(2,688)
Net cash provided by financing activities		—	46	—
Net increase (decrease) in cash and cash equivalents		(17)	2,957	(4,881)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

1.	Reporting Entity, Continued

(5)	The financial information of significant non-controlling interests of the Group as of and for the three-month period ended March 31, 2018, and as of and for the year ended December 31, 2017 are as follows. There were no dividends paid during the three-month period ended March 31, 2018 and the year ended December 31, 2017 by subsidiaries of which non-controlling interests are significant, Continued.

(In millions of won)	K-net Culture and Contents Venture Fund		IRIVER LIMITED	One Store Co., Ltd.
Ownership of non-controlling interests (%)		41.00	54.10	34.46

	As of December 31, 2017
Current assets	~~W~~	625	74,873	76,810
Non-current assets		250,122	56,005	28,081
Current liabilities		(35,900)	(9,563)	(38,547)
Non-current liabilities		—	(7,641)	(1,327)
Net assets		214,847	113,674	65,017
Carrying amount of non-controlling interests		88,087	63,382	22,405

	2017
Revenue	~~W~~	—	69,452	115,596
Profit (loss) for the year		196,250	(14,092)	(27,254)
Total comprehensive profit (loss)		201,693	(14,278)	(27,452)
Profit (loss) attributable to non-controlling interests		80,463	(7,438)	(9,392)

Net cash provided by (used in) operating activities	~~W~~	(7)	(7,553)	13,912
Net cash used in investing activities		(600)	(45,002)	(2,000)
Net cash provided by (used in) financing activities		—	64,571	(7)
Net increase (decrease) in cash and cash equivalents		(607)	12,016	11,905

2.	Basis of Preparation

(1)	Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies.

These condensed consolidated interim financial statements were prepared in accordance with K-IFRS No. 1034, Interim Financial Reporting, as part of the period covered by the Group’s K-IFRS annual financial statements. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in financial position and performance of the Group since December 31, 2017. These condensed consolidated interim financial statements do not include all of the disclosures required for full annual financial statements.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

2.	Basis of Preparation, Continued

(2)	Use of estimates and judgments

1) Critical judgments, assumptions and estimation uncertainties

The preparation of the condensed consolidated interim financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2017 except significant judgments and key sources of estimation uncertainty related to the K-IFRS 1115 and 1109 that are described in Note 3.

2) Fair value measurement

A number of the Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established policies and processes with respect to the measurement of fair values. This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including Level 3 fair values, and reports directly to the finance executives.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments. If third party information, such as broker quotes or pricing services, are used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of K-IFRS, including the level in the fair value hierarchy in which such valuations should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

If the inputs used to measure the fair value of an asset or a liability fall into different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

Information about assumptions used for fair value measurements are included in Note 28.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2017, except for the following changes in accounting policies described below. The following changes in accounting policies are also expected to be reflected in the Group consolidated financial statements as at and for the year ending December 31, 2018.

(1)	Changes in accounting policies

The Group has initially adopted K-IFRS No. 1115, Revenue from Contracts with Customers and K-IFRS No. 1109, Financial Instruments from January 1, 2018. A number of other amended standards are effective from January 1, 2018 but they do not have a material effect on the Group’s condensed consolidated interim financial statements.

1)	K-IFRS No. 1115, Revenue from Contracts with Customers

K-IFRS No. 1115, Revenue from contracts with customers, establishes a comprehensive framework for determining whether, how much and when revenue is recognized. K-IFRS No. 1115 replaced the revenue recognition guidance, including K-IFRS No. 1018 Revenue, K-IFRS No. 1011, Construction Contracts, K-IFRS No. 2031, Revenue: Barter Transactions Involving Advertising Services, K-IFRS No. 2113, Customer Loyalty Programs, K-IFRS No. 2115, Agreements for the Construction of Real Estate and K-IFRS No. 2118, Transfers of Assets from Customers.

The Group has adopted K-IFRS No. 1115, Revenue from contracts with customers, from January 1, 2018 using the cumulative effect method with the effect of initially applying this standard as an adjustment to the opening balance of retained earnings as at January 1, 2018. The Group applied K-IFRS No. 1115 retrospectively only to contracts that are not completed contracts at the date of initial application, which is January 1, 2018 using the practical expedient permitted by K-IFRS No.1115.

i)	Identification of performance obligations in the contract

A substantial portion of the Group’s revenue is generated from providing wireless telecommunications services. K-IFRS No. 1115 requires the Group to evaluate goods or services promised to customers to determine if there are performance obligations other than wireless telecommunications service that should be accounted for separately. In the case that the Group provides the wireless telecommunications service and sells a handset together to one customer, the Group allocates considerations from the customer between handset sale revenue and wireless telecommunications service revenue. The handset sales revenue is recognized when handset is delivered and the wireless telecommunications service revenue is recognized as revenue over the period of the contract term as stated in the subscription contract.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1) K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

ii)	Allocate the transaction price to the separate performance obligations

In accordance with K-IFRS No. 1115, the Group allocates the transaction price to each performance obligation in a contract in proportion to their stand-alone selling price when the Group provides the wireless telecommunications service and sells a handset together to one customer. The Group used adjusted market assessment method for estimating the stand-alone selling price. However, in some circumstances, the Group used ‘expected cost plus a margin’ approach.

As a result of applying K-IFRS No. 1115, the Group recognized contract assets of ~~W~~142,596 million which is the additional transaction price allocated to revenue from sales of handset as at January 1, 2018.

iii)	Incremental costs to acquire a contract

The Group pays commissions to its direct retail stores and authorized dealers in connection with acquiring service contracts. The commissions paid to these agents historically constituted a significant portion of the Group’s operating expenses. These commissions would not have been paid if there have been no binding contracts with subscribers. K-IFRS No. 1115 requires the Group to capitalize certain costs associated with commissions paid to sales agents to obtain new customer contracts and amortize them over the expected contract periods with customers. As a result of applying K-IFRS No. 1115, the Group recognized ~~W~~2,389,097 million of prepaid expenses as at January 1, 2018.

iv)	Contract liability

Upon adoption of K-IFRS No. 1115, the Group reclassified the receipts in advance and unearned revenue amounting to ~~W~~109,555 million that are related to prepaid rate plans and customer loyalty program, respectively, to contract liabilities as at January 1, 2018.

v)	Impact of adopting K-IFRS No. 1115 on the condensed consolidated interim financial statements

If K-IFRS No. 1018 were applied on the Group’s condensed consolidated statements of financial position as of March 31, 2018, prepaid expenses, long-term prepaid expenses, contract assets and long-term contract assets would be decreased by ~~W~~1,641,693 million, ~~W~~732,493 million, ~~W~~98,524 million, ~~W~~26,638 million, respectively, while accounts receivable - trade would be increased by ~~W~~4,270 million. As a result, total assets would be decreased by ~~W~~2,495,078 million. In addition,, total liabilities would be decreased by ~~W~~606,095 million, with decrease of contract liabilities, long-term contract liabilities and deferred tax liabilities by ~~W~~117,932 million, ~~W~~18,401 million and ~~W~~583,678 million , respectively, while other liabilities such as receipts in advance and unearned revenues would be increased by ~~W~~113,916 million. In relation to these changes in assets and liabilities, retained earnings would be decreased by ~~W~~1,888,983 million.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

1) K-IFRS No. 1115, Revenue from Contracts with Customers, Continued

v)	Impact of adopting K-IFRS No. 1115 on the condensed consolidated interim financial statements, Continued

If K-IFRS No. 1018 were applied on the Group’s condensed consolidated statements of income for the three-month period ended March 31, 2018, revenue and advertising expense would be increased by ~~W~~39,114 million and ~~W~~13,888 million, respectively, while commissions expense would be decreased by ~~W~~9,528 million. Operating profit and profit before income tax would be increased by ~~W~~34,008 million with an increase in operating expenses by ~~W~~5,106 million. As a result, profit for the period would be increased by ~~W~~23,228 million with an increase in income tax expense of ~~W~~10,780 million.

When compared to K-IFRS No. 1018, the adoption of K-IFRS No. 1115 did not have material impact on the Group’s condensed consolidated statement of cash flows for the three-month period ended March 31, 2018.

2)	K-IFRS No. 1109, Financial Instruments

K-IFRS No. 1109 sets out requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items. This standards replaces K-IFRS No. 1039 Financial Instruments: Recognition and Measurement. The Group adopted K-IFRS No. 1109, Financial Instruments, from January 1, 2018, and the Group has taken an exemption not to restate the financial statements for prior years in accordance with the transition requirements.

The following table explains the impact of transition to K-IFRS No. 1109 on the opening balance of reserves and retained earnings as at January 1, 2018.

(In millions of won)	Reserves		Retained earnings
Reclassification of available-for-sale financial assets to financial assets at fair value through profit or loss(“FVTPL”)	~~W~~	(5,336)	947
Reclassification of available-for-sale financial assets to financial assets measured at fair value through other comprehensive income (“FVOCI”)		(84,881)	90,322
Recognition of loss allowances on accounts receivable – trade and others		—	(13,049)
Related tax		21,413	(18,194)

	~~W~~	(68,804)	60,026

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2)	K-IFRS No. 1109, Financial Instruments, Continued

i)	Classification of financial assets and financial liabilities

K-IFRS No. 1109 largely retains the existing requirements in K-IFRS No. 1039 for the classification and measurement of financial liabilities. However, it eliminates the previous K-IFRS No. 1039 categories for financial assets of held to maturity, available for sale, loans, and receivables.

Under K-IFRS No. 1109, on initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI-debt investment; FVOCI-equity investment; or FVTPL. The classification of financial assets under K-IFRS No. 1109 is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. If a contract contains embedded derivatives and the host is an asset within the scope of K-IFRS No. 1109, then such embedded derivatives are not separated.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flow; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

On initial recognition of an equity investment that is not held for trading, the Group may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income (“OCI”). This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL. This includes all derivative financial assets. On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

A financial asset (unless it is an account receivable - trade without a significant financing component that is initially measured at the transaction price) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2)	K-IFRS No. 1109, Financial Instruments, Continued

i)	Classification of financial assets and financial liabilities, Continued

The following accounting polices apply to the subsequent measurement of financial assets.

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI	These assets are subsequently measured at fair value. Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the invsetment. Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2)	K-IFRS No. 1109, Financial Instruments, Continued

i)	Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Group’s financial assets as at January 1, 2018.

(In millions of won)	Original classification under K-IFRS No. 1039	New classification under K-IFRS No. 1109	Original carrying amount under K-IFRS No. 1039		New carrying amount under K-IFRS No. 1109	Difference
Short-term financial assets:
Cash and cash equivalents	Amortized cost	Amortized cost	~~W~~	1,457,735	1,457,735	—
Short-term financial instruments	Amortized cost	Amortized cost		616,780	616,780	—
Short-term investment securities(*1)	Available-for-sale	FVTPL		47,383	47,383	—
Short-term investment securities	Designated as at FVTPL	FVTPL		97,003	97,003	—
Accounts receivable - trade	Amortized cost	Amortized cost		2,126,007	2,113,057	(12,950)
Short-term loans	Amortized cost	Amortized cost		62,830	62,830	—
Accounts receivable - other(*3)	Amortized cost	FVTPL		830,321	830,321	—
Accounts receivable - other	Amortized cost	Amortized cost		430,514	430,415	(99)
Accrued revenue	Amortized cost	Amortized cost		3,979	3,979	—
Guarantee deposits	Amortized cost	Amortized cost		3,927	3,927	—

				5,676,479	5,663,430	(13,049)

Long-term financial assets:
Long-term financial instruments	Amortized cost	Amortized cost		1,222	1,222	—
Long-term investment securities(*1)	Available-for-sale	FVTPL		173,394	169,005	(4,389)
Long-term investment securities(*2)	Available-for-sale	FVOCI		713,613	719,054	5,441
Long-term accounts receivable - trade	Amortized cost	Amortized cost		12,748	12,748	—
Long-term loans	Amortized cost	Amortized cost		50,874	50,874	—
Long-term accounts receivable - other(*3)	Amortized cost	FVTPL		243,742	243,742	—
Long-term accounts receivable - other	Amortized cost	Amortized cost		43,306	43,306	—
Guarantee deposits	Amortized cost	Amortized cost		292,590	292,590	—
Derivative financial assets	Derivatives hedging instrument	Derivatives hedging instrument		21,902	21,902	—
Derivative financial assets(*1)	Designated as at FVTPL	FVTPL		231,311	9,054	(222,257)
Long-term investment securities	Designated as at FVTPL	FVTPL		—	222,257	222,257

				1,784,702	1,785,754	1,052

			~~W~~	7,461,181	7,449,184	(11,997)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2)	K-IFRS No. 1109, Financial Instruments, Continued

i)	Classification of financial assets and financial liabilities, Continued

The following table explains the original measurement categories under K-IFRS No. 1039 and the changes in measurement categories under K-IFRS No. 1109 for each class of the Group’s financial assets as at January 1 2018, Continued.

(*1)	As of January 1, 2018, available-for-sale financial assets such as beneficiary certificates and equity investments amounting to ~~W~~205,435 million were reclassified to financial assets measured at FVTPL. In addition, as derivatives embedded in contracts where the host is a financial asset in the scope of K-IFRS No. 1109 are never separated, the available-for sale financial assets related to the redeemable convertible preferred shares of ~~W~~15,342 million and derivative financial assets of ~~W~~222,257 million were reclassified to financial assets measured at FVTPL. As the contractual terms of these assets do not give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding, these assets were not designated as financial assets measured at amortized cost. As a result of this reclassification, as at January 1, 2018, accumulated OCI of ~~W~~5,336 million was reclassified to retained earnings and ,due to its new classification to financial assets measured at FVTPL, retained earnings was decreased by ~~W~~4,389 million. In addition, change in the fair value of these financial assets of ~~W~~8,112 million was recognized in profit before income tax during the three-month period ended March 31, 2018.

(*2)	As of January 1, 2018, available-for-sale financial assets amounting to ~~W~~713,613 million including marketable equity instruments were reclassified to equity investments at FVOCI and debt instrument at FVOCI of ~~W~~713,399 million and ~~W~~214 million, respectively. As a result of this reclassification, as at January 1, 2018, retained earnings of ~~W~~(-)90,322 million was reclassified to accumulated OCI and accumulated OCI was increased by ~~W~~5,441 million due to the fair value measurement of financial assets which were stated at cost under K-IFRS No. 1039. The Group designated equity instruments that are not held for trading as FVOCI on initial application of K-IFRS No. 1109 with no recycling of amounts from OCI to profit and loss.

(*3)	As of January 1, 2018, loans and receivables of ~~W~~1,074,063 million, including of accounts receivable - other, were reclassified from loans and receivables to debt instruments at FVTPL. Upon the initial application of K-IFRS No. 1109, the Group reclassified the debt instruments to financial instruments at FVTPL whose objectives of the business model are not achieved both by collecting contractual cash flows or selling financial assets. There was no material impact on retained earnings as at January 1, 2018 as the fair values of these debt instruments were not significantly different from the carrying amounts as of December 31, 2017.

ii)	Impairment of financial assets

K-IFRS No. 1109 sets out a new ‘expected credit loss’ (ECL) impairment model which replaces the ‘incurred loss’ model under K-IFRS No. 1039 for recognizing and measuring impairment. The new impairment model applies to financial assets measured at amortized cost, contract assets and debt investments at FVOCI, but not to investments in equity instruments. Under K-IFRS No. 1109, credit losses are recognized earlier than under K-IFRS No. 1039.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

2)	K-IFRS No. 1109, Financial Instruments, Continued

ii)	Impairment of financial assets, Continued

ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive).

At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

As a result of applying K-IFRS No. 1109, as of January 1, 2018, the Group recognized the ~~W~~13,049 million of impairment loss on debt instruments at an amount equal to the lifetime expected credit losses. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is recognized in OCI, instead of reducing the carrying amount of the asset.

iii)	Hedge accounting

When initially applying K-IFRS No. 1109, the Group elected as its accounting policy to apply hedge accounting requirements under K-IFRS No. 1109. The Group designates derivatives such as currency swaps as hedging instruments to hedge the risk of variability in cash flows associated with the foreign currency debentures and borrowings. As the Group’s hedging instruments as of January 1, 2018 satisfy the hedge requirements of retrospective testing (80~125%) under K-IFRS No. 1039, there is no material effect of applying K-IFRS No. 1109.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies, Continued

(1)	Changes in accounting policies, Continued

3)	The following table explains the impacts of adopting K-IFRS 1115 and 1109 on the Group’s statements of financial position as of January 1, 2018.

(In millions of won)	December 31, 2017	Adjustments		January 1, 2018
	As reported	K-IFRS 1115	K-IFRS 1109	Restated
Current Assets	6,201,799	1,804,080	(13,049)	7,992,830
Accounts receivable - trade, net	2,126,007	(4,314)	(12,950)	2,108,743
Accounts receivable - other, net	1,260,835	—	(99)	1,260,736
Prepaid expenses	197,046	1,695,704	—	1,892,750
Contract assets	—	112,690	—	112,690
Others	2,617,911	—	—	2,617,911
Non-Current Assets	27,226,870	718,898	1,052	27,946,820
Long-term investment securities	887,007	—	223,309	1,110,316
Long-term prepaid expenses	90,834	693,393	—	784,227
Long-term contract assets	—	30,363	—	30,363
Deferred tax assets	88,132	(4,858)	—	83,274
Others	26,160,897	—	(222,257)	25,938,640

Total Assets	33,428,669	2,522,978	(11,997)	35,939,650

Current Liabilities	7,109,123	12,485	—	7,121,608
Provisions	52,057	(215)	—	51,842
Contract liabilities	—	114,284	—	114,284
Receipts in advance	161,266	(161,266)	—	—
Unearned revenue	175,732	(175,732)	—	—
Withholdings	961,501	235,414	—	1,196,915
Others	5,758,567	—	—	5,758,567
Non-Current Liabilities	8,290,351	610,444	(3,219)	8,897,576
Long-term contract liabilities	—	19,100	—	19,100
Long-term unearned revenue	7,052	(7,052)	—	—
Other non-current liabilities	44,094	(919)	—	43,175
Deferred tax liabilities	978,693	599,315	(3,219)	1,574,789
Others	7,260,512	—	—	7,260,512

Total Liabilities	15,399,474	622,929	(3,219)	16,019,184

Share capital	44,639	—	—	44,639
Capital surplus and others	196,281	—	—	196,281
Retained earnings	17,835,946	1,900,049	60,026	19,796,021
Reserves	(234,727)	—	(68,804)	(303,531)
Non-controlling interests	187,056	—	—	187,056

Total Shareholders’ Equity	18,029,195	1,900,049	(8,778)	19,920,466

Total Liabilities and Shareholders’ Equity	33,428,669	2,522,978	(11,997)	35,939,650

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

3.	Significant Accounting Policies, Continued

(2)	Standards issued but not yet effective

The following new standard is effective for annual periods beginning after January 1, 2019 and earlier application is permitted; however, the Group has not early adopted the following new standard in preparing the accompanying condensed consolidated interim financial statements as of and for the three-month period ended March 31, 2018.

1)	K-IFRS No. 1116, Leases

The Group currently plans to apply K-IFRS No.1116 in the period beginning on January 1, 2019 and to assess the financial impact on its consolidated financial statements resulting from the adoption of K-IFRS No. 1116 by December 31, 2018. The assessment results will be disclosed in its annual financial statements for the year ending December 31, 2018. As of March 31, 2018, there have been no significant changes related to the financial impact assessment of adopting K-IFRS No. 1116 which was disclosed in the Group’s consolidated financial statements as of and for the year ended December 31, 2017.

4.	Operating Segments

The Group’s operating segments have been identified to be each business unit, by which the Group provides independent services and goods. The Group’s reportable segments are cellular, which provides wireless voice and data transmission services, sales of wireless devices, IoT solutions and platform services; fixed-line telecommunication, which provides fixed-line telephone services, broadband Internet services, advanced media platform services (including IPTV) and business communications services; e-commerce, which runs open marketplace platform, 11st, and other commerce solutions; and other businesses, which include online portal service, hardware business and other operations that do not meet the quantitative thresholds to be separately considered reportable segments.

(1)	Segment information for the three-month period ended March 31, 2018 is as follows:

	For the three-month period ended March 31, 2018
(In millions of won)	Cellular		Fixed-line telecommu- nication	E-commerce	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,549,792	922,330	205,028	206,169	4,883,319	(701,782)	4,181,537
Inter-segment revenue		387,766	230,658	9,061	74,297	701,782	(701,782)	—
External revenue		3,162,026	691,672	195,967	131,872	4,181,537	—	4,181,537
Depreciation and amortization		605,311	155,689	10,644	14,335	785,979	—	785,979
Operating profit (loss)		345,673	38,785	(44,532)	(14,450)	325,476	—	325,476
Finance income and costs, net								(35,082)
Gain relating to investments in subsidiaries, associates and joint ventures, net								626,643
Other non-operating income and expense, net								(10,047)

Profit before income tax								906,990

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

4.	Operating Segments, Continued

(1)	Segment information for the three-month period ended March 31, 2017 is as follows:

	For the three-month period ended March 31, 2017
(In millions of won)	Cellular		Fixed-line telecommu- nication	E-commerce	Others	Sub-total	Adjustments	Total
Total revenue	~~W~~	3,621,063	822,248	254,667	180,598	4,878,576	(644,211)	4,234,365
Inter-segment revenue		394,921	164,778	11,667	72,845	644,211	(644,211)	—
External revenue		3,226,142	657,470	243,000	107,753	4,234,365	—	4,234,365
Depreciation and amortization		590,157	143,263	13,812	14,484	761,716	—	761,716
Operating profit (loss)		445,633	34,436	(49,971)	(19,596)	410,502	—	410,502
Finance income and costs, net								(38,773)
Gain relating to investments in subsidiaries, associates and joint ventures, net								379,961
Other non-operating income and expense, net								(27,470)

Profit before income tax								724,220

Since there are no intersegment sales of inventory or depreciable assets, there is no unrealized intersegment profit to be eliminated on consolidation. The Group principally operates its businesses in Korea and the revenue earned outside of Korea are immaterial. Therefore, no entity-wide geographical information is presented.

No single customer contributed 10% or more to the Group’s total revenue for the three-month periods ended March 31, 2018 and 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

4.	Operating Segments, Continued

(2)	Disaggregated operating revenues according to timing and uncertainty of the Group’s revenue and future cash flows are as follows:

(In millions of won)
		March 31, 2018		March 31, 2017
Goods transferred at a point in time:
Cellular services revenue	Goods (*1)	~~W~~	309,516	250,846
Fixed-line telecommunication services revenue	Goods		16,987	24,634
Other revenue	Goods		24,530	15,150
Goods			6,229	5,773

			357,262	296,403

Services transferred over time:
Cellular services revenue	Wireless service(*2)		2,506,681	2,627,497
	Cellular interconnection		141,564	167,258
	Miscellaneous(*3)		204,265	180,541
Fixed-line telecommunication services revenue	Wireless service		73,841	79,474
	Cellular interconnection		27,479	30,383
	Internet Protocol Television*4)		266,040	235,727
	International calls		20,374	22,152
	Miscellaneous(*5)		286,951	265,100
E-commerce services revenue	E-commerce service		195,967	243,000
Other revenue	Miscellaneous(*6)		101,113	86,830

			3,824,275	3,937,962

		~~W~~	4,181,537	4,234,365

(*1)	Revenue from considerations received from sale of handsets is included.
(*2)	Considerations received from subscribers in connection with wireless voice and data transmission services is included.
(*3)	Revenue from IoT solutions as well as other miscellaneous cellular services is included.
(*4)	Revenue from IPTV related services is included.
(*5)	Revenue from broadband internet service is included.
(*6)	Revenue from considerations received for the development and maintenance of system software, and digital contents platform services is included.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

5.	Trade and Other Receivables

(1)	Details of trade and other receivables as of March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018
(In millions of won)	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	2,352,126	(261,625)	2,090,501
Short-term loans		79,596	(704)	78,892
Accounts receivable - other(*)		1,584,405	(73,712)	1,510,693
Accrued income		6,369	—	6,369
Others		3,494	—	3,494

		4,025,990	(336,041)	3,689,949
Non-current assets:
Long-term loans		96,529	(46,717)	49,812
Long-term accounts receivable - other(*)		130,932	—	130,932
Guarantee deposits		288,211	—	288,211
Long-term accounts receivable - trade		12,658	(203)	12,455

		528,330	(46,920)	481,410

	~~W~~	4,554,320	(382,961)	4,171,359

	December 31, 2017
(In millions of won)	Gross amount		Loss allowance	Carrying amount
Current assets:
Accounts receivable - trade	~~W~~	2,365,270	(239,263)	2,126,007
Short-term loans		63,380	(550)	62,830
Accounts receivable - other(*)		1,336,247	(75,412)	1,260,835
Accrued income		3,979	—	3,979
Others		3,927	—	3,927

		3,772,803	(315,225)	3,457,578
Non-current assets:
Long-term loans		97,635	(46,761)	50,874
Long-term accounts receivable - other(*)		287,048	—	287,048
Guarantee deposits		292,590	—	292,590
Long-term accounts receivable - trade		12,933	(185)	12,748

		690,206	(46,946)	643,260

	~~W~~	4,463,009	(362,171)	4,100,838

(*)	Gross and carrying amounts of accounts receivable - other as of March 31, 2018 include ~~W~~1,014,124 million of financial instruments classified as FVTPL.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

5.	Trade and Other Receivables, Continued

(2)	Changes in the loss allowance on trade and other receivables measured at amortized costs during the three-month periods ended March 31, 2018 and 2017 are as follows:

(In millions of won)	January 1, 2018		Impact of adopting K-IFRS No. 1109	Impair- ment	Write- offs	Collection of receivables previously written-off	March 31, 2018
Accounts receivable - trade	~~W~~	239,448	12,950	9,820	(4,054)	3,664	261,828
Accounts receivable - other		122,723	99	3,714	(6,235)	832	121,133

	~~W~~	362,171	13,049	13,534	(10,289)	4,496	382,961

(In millions of won)	January 1, 2017		Impairment	Write-offs	Collection of receivables previously written-off	March 31, 2017
Accounts receivable - trade	~~W~~	241,828	6,511	(4,528)	4,376	248,187
Accounts receivable - other		127,504	2,706	(5,494)	5,621	130,337

	~~W~~	369,332	9,217	(10,022)	9,997	378,524

(*)	The Group writes off the trade and other receivables when contractual payments are more than 5 years past due, or for reasons such as the counterparty’s shut-down or liquidation.

(3)	The Group applies the simplified approach that allows the Group to estimate the loss allowance for accounts receivables - trade at an amount equal to the lifetime expected credit losses. Assessing expected credit losses under K-IFRS 1109 incorporate the analysis of forward-looking information. To make that assessment, the Group used its historical credit loss experience and classified the accounts receivable - trade by their credit risk characteristics and days overdue.

As the Group is the wireless telecommunication services provider, the Group’s financial assets measured at amortized cost consist primarily of receivables from numerous individual customers and, accordingly, no significant credit concentration risk arises.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

6.	Prepaid expenses

As discussed in Note 3, the Group adopted K-IFRS No. 1115 Revenue from Contracts with Customers for the year beginning on January 1, 2018.

(1)	Details of prepaid expenses as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	March 31, 2018		December 31, 2017
Current assets:
Incremental costs of obtaining a contract	~~W~~	1,641,694	—
Others		209,070	197,046

		1,850,764	197,046

Non-current assets:
Incremental costs of obtaining a contract		732,493	—
Others		91,432	90,834

		823,925	90,834

	~~W~~	2,674,689	287,880

(2)	Incremental costs of obtaining a contract

Incremental costs of obtaining a contract that are capitalized as of March 31, 2018 and the related amortization recognized as commissions during the three-month period ended March 31, 2018 are as follows:

(In millions of won)	March 31, 2018
Incremental costs of obtaining a contract	~~W~~	2,374,187
Commissions		580,650

The Group pays commissions to its direct retail stores and authorized dealers for wireless telecommunications services for each service contract newly obtained or renewed. The Group capitalized certain costs associated with commissions paid to sales agents to obtain new customer contracts as prepaid expenses, which the Group previously expensed. These prepaid expenses are amortized over the period that the Group expects to maintain its customers.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

7.	Contract assets and liabilities

As discussed in Note 3, the Group adopted K-IFRS No. 1115 Revenue from Contracts with Customers for the year beginning on January 1, 2018.

Details of contract assets and liabilities as of March 31, 2018 and January 1, 2018 are as follows:

(In millions of won)	March 31, 2018		January 1, 2018
Contract assets	~~W~~	125,162	143,053

Contract liabilities - wireless service contracts		16,579	16,624
Contract liabilities - customer loyalty programs		10,555	10,739
Contract liabilities - fixed-line service contracts		49,701	47,125
Contract liabilities - commerce service		6,286	6,779
Contract liabilities - others		53,212	52,117

	~~W~~	136,333	133,384

8.	Inventories

Details of inventories as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	March 31, 2018				December 31, 2017
	Acquisition cost		Write- down	Carrying amount	Acquisition cost	Write- down	Carrying amount
Merchandise	~~W~~	240,536	(6,664)	233,872	251,463	(7,488)	243,975
Finished goods		1,201	(381)	820	1,889	(557)	1,332
Work in process		2,350	(956)	1,394	1,906	(956)	950
Raw materials and supplies		21,647	(3,250)	18,397	29,395	(3,249)	26,146

	~~W~~	265,734	(11,251)	254,483	284,653	(12,250)	272,403

9.	Investment Securities

(1)	Details of short-term investment securities as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	Category	March 31, 2018		December 31, 2017
Beneficiary certificates	Available-for-sale financial assets	~~W~~	—	144,386
	FVTPL		77,407	—

		~~W~~	77,407	144,386

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

9.	Investment Securities, Continued

(2)	Details of long-term investment securities as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	Category	March 31, 2018		December 31, 2017
Equity instruments	Available-for-sale financial assets	~~W~~	—	867,079
	FVOCI(*)		698,057	—

			698,057	867,079
Debt instruments	Available-for-sale financial assets		—	19,928
	FVOCI		1,063	—
	FVTPL		397,536	—

			398,599	19,928

		~~W~~	1,096,656	887,007

(*)	Upon adoption of K-IFRS 1109, the Group designated W698,057 million of equity instruments that are not held for trading as financial assets at FVOCI.

10.	Business Combinations under Common Control

During the three-month period ended March 31, 2018, the Parent Company acquired 2,415,750 common shares of FSK L&S Co., Ltd. in exchange for ~~W~~18,047 million in cash from SK Holdings Co., Ltd., the ultimate controlling entity of the Parent Company. As this transaction is a business combination under common control, the difference between the consideration paid and carrying amount of net assets recorded in the financial statements of SK Holdings Co., Ltd., which amounted to ~~W~~240 million, was recognized as increase to capital surplus and others.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

11.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures accounted for using the equity method as of March 31, 2018 and December 31, 2017 are as follows:

		March 31, 2018			December 31, 2017
(In millions of won)	Country	Ownership (%)	Carrying amount		Ownership (%)	Carrying amount
Investments in associates:
SK China Company Ltd.	China	27.3	~~W~~	535,931	27.3	~~W~~	526,099
Korea IT Fund(*1)	Korea	63.3		264,653	63.3		257,003
KEB HanaCard Co., Ltd.(*2)	Korea	15.0		278,270	15.0		280,988
NanoEnTek, Inc.	Korea	27.1		37,307	28.5		38,718
SK Technology Innovation Company	Cayman Islands	49.0		42,434	49.0		42,511
HappyNarae Co., Ltd.	Korea	45.0		22,580	45.0		21,873
SK hynix Inc.	Korea	20.1		8,656,527	20.1		8,130,000
SK MENA Investment B.V.	Netherlands	32.1		13,784	32.1		13,853
S.M.Culture & Contents Co.,Ltd.	Korea	23.4		63,929	23.4		64,966
Xinan Tianlong Science and Technology Co., Ltd.	China	49.0		25,554	49.0		25,891
Daehan Kanggun BcN Co., Ltd. and others	—	—		84,743	—		96,479

Sub-total				10,025,712			9,498,381

Investments in joint ventures:
Dogus Planet, Inc.(*3)	Turkey	50.0		14,092	50.0		13,991
Finnq Co., Ltd.(*4)	Korea	49.0		14,580	49.0		16,474
Celcom Planet and others	—	—		9,631	—		9,592

Sub-total				38,303			40,057

Total			~~W~~	10,064,015		~~W~~	9,538,438

(*1)	Investment in Korea IT Fund was classified as investment in associates as the Group does not have control over Korea IT Fund under the contractual agreement.
(*2)	These investments were classified as investments in associates as the Group can exercise significant influence through its right to appoint the members of board of directors even though the Company has less than 20% of equity interests.
(*3)	The ownership interest is owned by SK Planet Co., Ltd.
(*4)	These investments were classified as investment in joint venture as the Group has joint control pursuant to the agreement with the other shareholders.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

11.	Investments in Associates and Joint Ventures, Continued

(2)	The market price of investments in listed associates as of March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018				December 31, 2017
(In millions of won, except for share data)	Market price per share (In won)		Number of shares	Market price	Market price per share (In won)	Number of shares	Market price
NanoEnTek, Inc.	~~W~~	5,620	6,960,445	39,118	5,950	6,960,445	41,415
SK hynix Inc.		81,300	146,100,000	11,877,930	76,500	146,100,000	11,176,650
S.M.Culture & Contents Co.,Ltd.		3,380	22,033,898	74,475	2,700	22,033,898	59,492

(3)	The financial information of significant associates as of and for the three-month period ended March 31, 2018 and as of and for the year ended December 31, 2017 is as follows:

	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
(In millions of won)	As of March 31, 2018
Current assets	~~W~~	17,632,878	7,362,544	133,836	723,101
Non-current assets		31,492,245	231,264	284,037	1,077,832
Current liabilities		9,352,773	1,012,643	—	70,422
Non-current liabilities		3,393,864	5,083,123	—	79,103

	For the three-month period ended March 31, 2018
Revenue		8,719,691	393,508	—	20,851
Profit (loss) for the period		3,121,329	25,392	(728)	3,008
Other comprehensive income (loss)		163,869	(221)	—	30,173
Total comprehensive income (loss)		3,285,198	25,171	(728)	33,181

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

11.	Investments in Associates and Joint Ventures, Continued

(3)	The financial information of significant associates as of and for the three-month period ended March 31, 2018 and as of and for the year ended December 31, 2017 is as follows, Continued:

	SK hynix Inc.		KEB HanaCard Co., Ltd.	Korea IT Fund	SK China Company Ltd.
(In millions of won)	As of December 31, 2017
Current assets	~~W~~	17,310,444	7,339,492	144,874	729,872
Non-current assets		28,108,020	220,258	260,920	1,031,647
Current liabilities		8,116,133	1,181,746	—	81,161
Non-current liabilities		3,481,412	4,861,842	—	64,717

	2017
Revenue		30,109,434	1,519,607	11,743	69,420
Profit for the year		10,642,219	106,352	1,916	11,492
Other comprehensive income (loss)		(422,042)	(984)	4,108	27,190
Total comprehensive income		10,220,177	105,368	6,024	38,682

(4)	The condensed financial information of joint ventures as of and for the three-month period ended March 31, 2018 and as of and for the year ended December 31, 2017 is as follows:

	Dogus Planet, Inc.		Finnq Co. Ltd.
(In millions of won)	As of March 31, 2018
Current assets	~~W~~	44,670	25,492
Cash and cash equivalents		42,163	3,450
Non-current assets		20,020	17,146
Current liabilities		35,758	4,833
Accounts payable, other payables and provision		1,771	1,475
Non-current liabilities		749	8,935

	For the three-month period ended March 31, 2018
Revenue		24,204	—
Depreciation and amortization		(1,395)	(785)
Interest income		227	—
Interest expense		—	(80)
Profit (loss) for the period		1,725	(3,955)
Total comprehensive income (loss)		1,725	(3,955)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

11.	Investments in Associates and Joint Ventures, Continued

(4)	The condensed financial information of joint ventures as of and for the year ended December 31, 2017 is as follows, Continued:

	Dogus Planet, Inc.		Finnq Co., Ltd.
(In millions of won)	As of December 31, 2017
Current assets	~~W~~	39,656	32,232
Cash and cash equivalents		25,818	4,590
Non-current assets		21,159	15,610
Current liabilities		32,622	5,685
Accounts payable, other payables and provision		2,743	2,290
Non-current liabilities		212	13,862

	2017
Revenue		82,791	—
Depreciation and amortization		(6,152)	(1,077)
Interest income		781	532
Interest expense		(4)	(276)
Loss for the year		(4,535)	(15,699)
Total comprehensive loss		(4,535)	(15,699)

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018
(In millions of won)	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	36,370,740	20.1	7,526,555	1,129,972	8,656,527
KEB HanaCard Co., Ltd.		1,498,042	15.0	224,706	53,564	278,270
Korea IT Fund		417,873	63.3	264,653	—	264,653
SK China Company Ltd.(*1)		1,649,552	27.3	449,853	86,078	535,931

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

11.	Investments in Associates and Joint Ventures, Continued

(5)	Reconciliations of financial information of significant associates to carrying amounts of investments in associates in the consolidated financial statements as of March 31, 2018 and December 31, 2017 are as follows, Continued:

	December 31, 2017
(In millions of won)	Net assets		Ownership interests (%)	Net assets attributable to the ownership interests	Cost-book value differentials	Carrying amount
Associates:
SK hynix Inc.(*1,2)	~~W~~	33,814,467	20.1	6,997,560	1,132,440	8,130,000
KEB HanaCard Co., Ltd.		1,516,162	15.0	227,424	53,564	280,988
Korea IT Fund		405,794	63.3	257,003	—	257,003
SK China Company Ltd.(*1)		1,612,899	27.3	439,857	86,242	526,099

(*1)	Net assets of these entities represent net assets excluding those attributable to their non-controlling interests.
(*2)	The ownership interest is based on the number of shares owned by the Parent Company as divided by the total shares issued by the investee company. The Group applied the equity method using the effective ownership interest of 20.69% which is based on the number of shares owned by the Parent Company and the investee’s total shares outstanding.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended March 31, 2018
(In millions of won)	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive income (loss)	Other increase (decrease)	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	526,099	—	99	9,733	—	535,931
Korea IT Fund		257,003	—	9,068	(1,418)	—	264,653
KEB HanaCard Co., Ltd.		280,988	—	(2,734)	16	—	278,270
NanoEnTek, Inc.		38,718	—	(1,655)	244	—	37,307
SK Technology Innovation Company		42,511	—	103	(180)	—	42,434
HappyNarae Co., Ltd.		21,873	—	707	—	—	22,580
SK hynix Inc.(*)		8,130,000	—	642,394	30,233	(146,100)	8,656,527
SK MENA Investment B.V.		13,853	—	(6)	(63)	—	13,784
S.M.Culture & Contents Co., Ltd.		64,966	—	(1,077)	40	—	63,929
Xian Tianlong Science and Technology Co., Ltd.		25,891	—	(337)	—	—	25,554
Daehan Kanggun BcN Co., Ltd. and others		96,479	485	(4,558)	387	(8,050)	84,743

Sub-total		9,498,381	485	642,004	38,992	(154,150)	10,025,712
Investments in joint ventures:
Dogus Planet, Inc.		13,991	—	862	(761)	—	14,092
Finnq Co. Ltd.		16,474	—	(1,848)	(46)	—	14,580
Celcom Planet and others		9,592	—	42	(3)	—	9,631

Sub-total		40,057	—	(944)	(810)	—	38,303

	~~W~~	9,538,438	485	641,060	38,182	(154,150)	10,064,015

(*)	Dividends declared by the associates are deducted from their carrying amounts during the three-month period ended March 31, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

11.	Investments in Associates and Joint Ventures, Continued

(6)	Details of the changes in investments in associates and joint ventures accounted for using the equity method for the three-month periods ended March 31, 2018 and 2017 are as follows, Continued:

	For the three-month period ended March 31, 2017
(In millions of won)	Beginning balance		Acquisition and Disposal	Share of profits (losses)	Other compre- hensive loss	Other decrease	Ending balance
Investments in associates:
SK China Company Ltd.	~~W~~	46,354	—	(344)	(3,843)	—	42,167
Korea IT Fund		263,850	—	(9,397)	769	—	255,222
KEB HanaCard Co., Ltd.		265,798	—	7,387	(32)	—	273,153
NanoEnTek, Inc.		39,514	—	(911)	4	—	38,607
SK Industrial Development China Co., Ltd.		74,717	—	(301)	(5,333)	—	69,083
SK Technology Innovation Company		47,488	—	120	(3,634)	—	43,974
HappyNarae Co., Ltd.		17,236	—	(381)	—	—	16,855
SK hynix Inc.(*)		6,132,122	—	385,855	(70,612)	(87,660)	6,359,705
SK MENA Investment B.V.		15,451	—	25	1	—	15,477
SKY Property Mgmt. Ltd.		263,225	—	(696)	(12,079)	—	250,450
Xian Tianlong Science and Technology Co., Ltd.		25,880	—	(347)	—	—	25,533
Daehan Kanggun BcN Co., Ltd. and others		115,181	(3,934)	6,572	(3,772)	(3,158)	110,889

Sub-total		7,306,816	(3,934)	387,582	(98,531)	(90,818)	7,501,115
Investments in joint ventures:
Dogus Planet, Inc.		20,081	—	120	(1,036)	—	19,165
PT XL Planet Digital		27,512	—	(3,730)	(2,040)	—	21,742
Finnq Co., Ltd.		24,174	—	(511)	—	—	23,663
Celcom Planet and others		25,740	—	(3,500)	(573)	—	21,667

Sub-total		97,507	—	(7,621)	(3,649)	—	86,237

Total	~~W~~	7,404,323	(3,934)	379,961	(102,180)	(90,818)	7,587,352

(*)	Dividends declared by the associates are deducted from their carrying amounts during the three-month period ended March 31, 2017.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

11.	Investments in Associates and Joint Ventures, Continued

(7)	The Group discontinued the application of equity method to the following investees due to their carrying amounts being reduced to zero. The details of cumulative unrecognized equity method losses as of March 31, 2018 are as follows:

	Unrecognized loss			Unrecognized change in equity
(In millions of won)	For the three- month period ended March 31, 2018		Cumulative loss	For the three- month period ended March 31, 2018	Cumulative loss
Wave City Development Co., Ltd.	~~W~~	4,762	6,862	—	—
Daehan Kanggun BcN Co., Ltd. and others		2,720	8,036	—	365

	~~W~~	7,482	14,898	—	365

12.	Property and Equipment

Changes in property and equipment for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended March 31, 2018
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Business Combination	Ending balance
Land	~~W~~	862,861	74	(13)	1,823	—	—	864,745
Buildings		882,650	383	(4)	14,927	(13,011)	—	884,945
Structures		378,575	7	—	893	(9,010)	—	370,465
Machinery		7,079,798	48,505	(3,360)	203,379	(563,741)	—	6,764,581
Other		531,057	48,707	(1,042)	(91,285)	(34,673)	540	453,304
Construction in progress		409,941	60,589	—	(160,014)	—	—	310,516

	~~W~~	10,144,882	158,265	(4,419)	(30,277)	(620,435)	540	9,648,556

	For the three-month period ended March 31, 2017
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Depreciation	Impairment	Ending balance
Land	~~W~~	835,909	310	(3,529)	908	—	—	833,598
Buildings		899,972	83	(302)	3,411	(12,780)	—	890,384
Structures		358,955	1	(70)	80	(8,693)	—	350,273
Machinery		7,036,050	78,460	(8,473)	270,090	(551,463)	—	6,824,664
Other		563,034	58,886	(1,035)	(64,492)	(35,464)	(2,014)	518,915
Construction in progress		680,292	107,982	—	(277,213)	—	—	511,061

	~~W~~	10,374,212	245,722	(13,409)	(67,216)	(608,400)	(2,014)	9,928,895

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

13.	Intangible Assets

(1)	Details of the changes in intangible assets for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended March 31, 2018
(In millions of won)	Beginning balance		Acqui- sition	Disposal	Transfer	Amortiza- tion	Impairment	Business Combina- tion	Ending balance
Frequency usage rights	~~W~~	2,176,940	—	—	—	(100,972)	—	—	2,075,968
Land usage rights		15,750	1,005	(170)	—	(1,952)	—	—	14,633
Industrial rights		111,347	2,415	(12)	(189)	(1,630)	—	7	111,938
Development costs		4,103	607	—	—	(480)	—	5,785	10,015
Facility usage rights		36,451	282	(2)	30	(1,932)	—	—	34,829
Customer relations		4,035	199	—	—	(929)	—	—	3,305
Club memberships		73,614	2,185	(780)	—	—	—	—	75,019
Other		1,164,725	25,059	(3,982)	36,514	(95,578)	(903)	909	1,126,744

	~~W~~	3,586,965	31,752	(4,946)	36,355	(203,473)	(903)	6,701	3,452,451

	For the three-month period ended March 31, 2017
(In millions of won)	Beginning balance		Acquisition	Disposal	Transfer	Amortiza- tion	Impairment	Ending balance
Frequency usage rights	~~W~~	2,580,828	—	—	—	(100,972)	—	2,479,856
Land usage rights		20,834	605	(86)	200	(2,074)	—	19,479
Industrial rights		121,200	1,217	—	(4,004)	(1,862)	—	116,551
Development costs		4,871	822	—	—	(818)	—	4,875
Facility usage rights		41,788	234	—	9	(2,138)	—	39,893
Customer relations		6,652	99	—	—	(904)	—	5,847
Club memberships		74,039	2,262	(205)	—	—	—	76,096
Other		926,142	10,691	(1,461)	77,395	(77,475)	(180)	935,112

	~~W~~	3,776,354	15,930	(1,752)	73,600	(186,243)	(180)	3,677,709

(2)	Details of frequency usage rights as of March 31, 2018 are as follows:

(In millions of won)	Amount		Description	Commencement of amortization	Completion of amortization
800MHz license	~~W~~	131,768	Frequency usage rights relating to CDMA and LTE service	Jul. 2011	Jun. 2021
1.8GHz license		471,075	Frequency usage rights relating to LTE service	Sept. 2013	Dec. 2021
WiBro license		2,370	WiBro service	Mar. 2012	Mar. 2019
2.6GHz license		1,062,415	Frequency usage rights relating to LTE service	Sept. 2016	Dec. 2026
2.1GHz license		408,340	Frequency usage rights relating to W-CDMA and LTE service	Dec. 2016	Dec. 2021

	~~W~~	2,075,968

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

14.	Borrowings and Debentures

(1)	Short-term borrowings as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	Lender	Annual interest rate(%)	March 31, 2018		December 31, 2017
Short-term borrowings	Shinhan Bank	2.85	~~W~~	30,000		30,000
	KEB Hana Bank	1.67		—		50,000
	KEB Hana Bank	3.17		—		30,000
	Shinhan Bank	3.38		—		20,000

			~~W~~	30,000		130,000

(2) Changes in long-term borrowings for the three-month period ended March 31, 2018 are as follows:
(In millions of won)	Lender	Annual interest rate(%)	Maturity		Book value
Current					~~W~~	41,331
Non-current						211,486

As of January 1, 2018						252,817

Repayments of long-term borrowings:

	Kookmin Bank	1.95		Mar.15, 2018		(717)
	Korea Development Bank	1.99		Jul. 30, 2019		(3,250)
	Korea Development Bank	1.99		Jul. 30, 2019		(833)
	Korea Development Bank	2.27		Dec. 20, 2021		(3,062)
Other changes(*)						(151)

Current						83,783
Non-current						161,021

As of March 31, 2018					~~W~~	244,804

(*)	Other changes include the effects from translation of foreign currency-denominated long-term borrowings and changes in present value discount during the three-month period ended March 31, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

14.	Borrowings and Debentures, Continued

(3)	Changes in debentures for the three-month period ended March 31, 2018 are as follows:

(In millions of won, thousands of other currencies)	Purpose	Annual interest rate(%)	Maturity	Face value		Book value
Current				~~W~~	1,491,400	1,489,617
Non-current					5,615,816	5,596,570

As of January 1, 2018					7,107,216	7,086,187

Debentures newly issued:
Unsecured corporate bonds	Refinancing	2.57	Feb. 20, 2021		110,000	109,507
		2.81	Feb. 20, 2023		100,000	99,576
		3.00	Feb. 20, 2028		200,000	199,228
		3.02	Feb. 20, 2038		90,000	89,664
Unsecured corporate bonds(*1)	Operating	2.59	Feb. 1, 2021		70,000	69,680
Unsecured corporate bonds(*1)	Operating	2.93	Feb. 1, 2023		80,000	79,635

Debentures repaid::
Unsecured corporate bonds	Other	5.00	Mar. 3, 2018		(200,000)	(200,000)
Unsecured corporate bonds(*1)	Operating	2.23	Jan. 14, 2018		(50,000)	(50,000)
Other changes(*2):					(8,041)	(6,001)

Current					1,306,500	1,305,584
Non-current					6,192,675	6,171,892

As of March 31, 2018				~~W~~	7,499,175	7,477,476

(*1)	Unsecured corporate bonds were issued by SK Broadband Co., Ltd., one of the subsidiaries of the Parent Company.
(*2)	Other changes include the effects from translation of foreign currency-denominated debentures and changes in present value discount on debentures during the three-month period ended March 31, 2018.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

15.	Long-term Payables - other

(1)	Long-term payables - other as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	March 31, 2018		December 31, 2017
Payables related to acquisition of frequency usage rights	~~W~~	1,036,400	1,328,630
Other(*)		17,739	18,133

	~~W~~	1,054,139	1,346,763

(*)	Other includes other long-term liabilities related to employee compensation.

(2)	As of March 31, 2018 and December 31, 2017, details of long-term payables - other which consist of payables related to the acquisition of frequency usage rights are as follows (See Note 13):

(In millions of won)	March 31, 2018		December 31, 2017
Long-term payables - other	~~W~~	1,407,388	1,710,255
Present value discount on long-term payables - other		(73,150)	(79,874)
Current installments of long-term payables - other		(297,838)	(301,751)

Carrying amount at period end	~~W~~	1,036,400	1,328,630

(3)	The Company repaid ~~W~~302,867 million of the principal amount of long-term payables - other during the three-month period ended March 31, 2018. The repayment schedule of the principal amount of long-term payables - other as of March 31, 2018 is as follows:

(In millions of won)	Amount
Less than 1 year	~~W~~	302,867
1~3 years		605,734
3~5 years		199,515
More than 5 years		299,272

	~~W~~	1,407,388

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

16.	Provisions

Changes in provisions for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended March 31, 2018								As of March 31, 2018
(In millions of won)	Beginning balance		Impact of adopting K-IFRS No. 1115	Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	3,874	—	—	(263)	—	—	3,611	3,611	—
Provision for restoration		73,267	—	935	(233)	(302)	52	73,719	41,310	32,409
Emission allowance		4,650	—	759	—	—	—	5,409	5,409	—
Other provisions		2,935	(215)	627	(644)	—	22	2,725	2,725	—

	~~W~~	84,726	(215)	2,321	(1,140)	(302)	74	85,464	53,055	32,409

	For the three-month period ended March 31, 2017							As of March 31, 2017
	Beginning balance		Increase	Utilization	Reversal	Other	Ending balance	Current	Non-current
Provision for installment of handset subsidy	~~W~~	24,710	—	(2,703)	—	—	22,007	20,445	1,562
Provision for restoration		64,679	904	(279)	(259)	(18)	65,027	38,241	26,786
Emission allowance		2,788	1,230	—	—	—	4,018	4,018	—
Other provisions		5,740	566	(146)	—	—	6,160	6,160	—

	~~W~~	97,917	2,700	(3,128)	(259)	(18)	97,212	68,864	28,348

The Group has provided handset subsidy to subscribers who purchase wireless telecommunication services from the Group and recognized a provision for subsidy amounts which the Group has obligations to pay in future periods.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

17.	Defined Benefit Liabilities (Assets)

(1)	Details of defined benefit liabilities (assets) as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	March 31, 2018		December 31, 2017
Present value of defined benefit obligations	~~W~~	718,172	679,625
Fair value of plan assets		(657,631)	(663,617)

Defined benefit assets(*)		(22,999)	(45,952)

Defined benefit liabilities		83,540	61,960

(*)	Since the Group entities neither have legally enforceable right nor intention to settle the defined benefit obligations of Group entities with defined benefit assets of other Group entities, defined benefit assets of Group entities have been separately presented from defined benefit liabilities.

(2)	Changes in defined benefit obligations for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Beginning balance	~~W~~	679,625	595,667
Current service cost		31,656	28,678
Interest cost		4,937	3,792
Remeasurement:
- Adjustment based on experience		14,304	12,223
Benefit paid		(14,562)	(14,507)
Others		2,212	10,040

Ending balance	~~W~~	718,172	635,893

(3)	Changes in plan assets for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Beginning balance	~~W~~	663,617	555,175
Interest income		4,812	3,356
Remeasurement		(2,374)	(1,307)
Contribution		11,217	22,500
Benefit paid		(24,944)	(33,414)
Others		5,303	7,859

Ending balance	~~W~~	657,631	554,169

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

17.	Defined Benefit Liabilities(Assets), Continued

(4)	Total cost of benefit plan, which is recognized in profit and loss (included in labor in the statement of income) and capitalized into construction-in-progress, for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Current service cost	~~W~~	31,656	28,678
Net interest cost		125	436

	~~W~~	31,781	29,114

18.	Share Capital and Capital Surplus and Others

The Parent Company’s outstanding share capital consists entirely of common stocks with a par value of ~~W~~500. The number of authorized, issued and outstanding common stocks and the details of capital surplus and others as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won, except for share data)	March 31, 2018		December 31, 2017
Number of authorized shares		220,000,000	220,000,000
Number of issued shares		80,745,711	80,745,711
Share capital:
Common stock	~~W~~	44,639	44,639
Capital surplus and others:
Additional paid-in capital		2,915,887	2,915,887
Treasury shares		(2,260,626)	(2,260,626)
Hybrid bonds		398,518	398,518
Share option(Note 19)		553	414
Others (*)		(857,511)	(857,912)

	~~W~~	196,821	196,281

(*)	Others primarily consist of the excess of the consideration paid by the Group over the seller’s carrying values of net assets acquired from entities under common control.

18.	Share Capital and Capital Surplus and Others, Continued

There were no changes in share capital for the three-month periods ended March 31, 2018 and 2017 and details of shares outstanding as of March 31, 2018 and 2017 are as follows:

	March 31, 2018			March 31, 2017
(In shares)	Issued	Treasury stock	Outstanding	Issued	Treasury stock	Outstanding
Number of shares	80,745,711	10,136,551	70,609,160	80,745,711	10,136,551	70,609,160

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

19.	Share option

(1)	The terms and conditions related to the grants of share options under the share option program are as follows:

Series
	1-1	1-2	1-3	2-0
Grant date	March 24, 2017			February 20, 2018
Types of shares to be issued	Registered common shares
Grant method	Reissue of treasury shares
Number of shares (in shares)	22,168	22,168	22,168	5,707
Exercise price (in won)	246,750	266,490	287,810	254,120
Exercise period	Mar. 25, 2019 ~ Mar. 24, 2022	Mar. 25, 2020 ~ Mar. 24, 2023	Mar. 25, 2021 ~ Mar. 24, 2024	Feb. 21, 2020 ~ Feb. 20, 2023
Vesting conditions	2 years’ service from the grant date	3 years’ service from the grant date	4 years’ service from the grant date	2 years’ service from the grant date

(2)	The recognized share compensation expense and the remaining share compensation expense to be recognized in subsequent periods are as follows:

(In millions of won)	Share compensation expense
During the year ended December 31, 2017	~~W~~	414
During the three-month period ended March 31, 2018		139
In subsequent periods		975

	~~W~~	1,528

(3)	The Parent Company used binomial option pricing model and the inputs used in the measurement of the value of the share options at their grant dates are as follows:

	1-1	1-2	1-3	2-0
Risk-free interest rate	1.86%	1.95%	2.07%	2.63%
Estimated option’s life	5 years	6 years	7 years	5 years
Share price (Closing price on the preceding day in won)	262,500	262,500	262,500	243,500
Expected volatility	13.38%	13.38%	13.38%	16.45%
Expected dividends	3.80%	3.80%	3.80%	3.70%
Exercise price (in won)	246,750	266,490	287,810	254,120
Per share fair value of the option (in won)	27,015	20,240	15,480	23,988

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

20.	Retained Earnings

Retained earnings as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	March 31, 2018		December 31, 2017
Appropriated:
Legal reserve	~~W~~	22,320	22,320
Reserve for business expansion		10,531,138	10,171,138
Reserve for technology development		3,321,300	3,071,300

		13,874,758	13,264,758
Unappropriated		5,967,614	4,571,188

	~~W~~	19,842,372	17,835,946

21.	Reserves

(1)	Details of reserves, net of taxes, as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	March 31, 2018		December 31, 2017
Valuation gain on financial assets at FVOCI	~~W~~	79,486	—
Valuation gain on available-for-sale financial assets		—	168,211
Other comprehensive loss of investments in associates		(281,488)	(320,060)
Valuation loss on derivatives		(83,508)	(73,828)
Foreign currency translation differences for foreign operations		(7,260)	(9,050)

	~~W~~	(292,770)	(234,727)

(2)	Changes in reserves for the three-month periods ended March 31, 2018 and 2017 are as follows:

(In millions of won)	Valuation gain (loss) on financial assets at FVOCI		Valuation gain (loss) on available-for-sale financial assets	Other compre- hensive loss of investments in associates	Valuation loss on derivatives	Foreign currency translation differences for foreign operations	Total
Balance at January 1, 2017	~~W~~	—	12,534	(179,167)	(96,418)	36,868	(226,183)
Changes, net of taxes		—	49,183	(102,309)	(8,770)	(36,292)	(98,188)

Balance at March 31, 2017		—	61,717	(281,476)	(105,188)	576	(324,371)
Balance at December 31, 2017		—	168,211	(320,060)	(73,828)	(9,050)	(234,727)
Impact of adopting K-IFRS No.1109		99,407	(168,211)	—	—	—	(68,804)

Balance at January 1, 2018		99,407	—	(320,060)	(73,828)	(9,050)	(303,531)
Changes, net of taxes		(19,921)	—	38,572	(9,680)	1,790	10,761

Balance at March 31, 2018	~~W~~	79,486	—	(281,488)	(83,508)	(7,260)	(292,770)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

22.	Other Operating Expenses

Details of other operating expenses for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Communication	~~W~~	8,172	7,134
Utilities		75,081	73,671
Taxes and dues		8,634	3,299
Repair		79,158	75,393
Research and development		89,425	94,617
Training		8,444	6,876
Bad debt for accounts receivable - trade		9,820	6,511
Travel		6,696	5,833
Supplies and other		34,372	33,079

	~~W~~	319,802	306,413

23.	Other Non-operating Income and Expenses

Details of other non-operating income and expenses for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Other Non-operating Income:
Fees revenues	~~W~~	85	73
Gain on disposal of property and equipment and intangible assets		2,157	4,524
Others		14,678	4,187

	~~W~~	16,920	8,784

Other Non-operating Expenses:
Loss on impairment of property and equipment and intangible assets	~~W~~	903	2,194
Loss on disposal of property and equipment and intangible assets		3,068	10,127
Donations		15,971	15,191
Bad debt for accounts receivable - other		3,714	2,706
Others		3,311	6,036

	~~W~~	26,967	36,254

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

24.	Finance Income and Costs

(1)	Details of finance income and costs for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Finance Income:
Interest income	~~W~~	16,920	25,280
Gain on sale of accounts receivable - other		3,749	5,025
Dividends		15,142	10,151
Gain on foreign currency transactions		3,607	2,286
Gain on foreign currency translations		558	7,175
Gain on disposal of long-term investment securities		—	2,269
Gain on financial assets at FVTPL		9,502	—
Gain on valuation of derivatives		319	355

	~~W~~	49,797	52,541

	For the three-month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Finance Costs:
Interest expenses	~~W~~	75,115	74,420
Loss on sale of accounts receivable - other		2,458	2,518
Loss on foreign currency transactions		6,138	4,363
Loss on foreign currency translations		480	9,633
Loss on disposal of long-term investment securities		—	49
Loss on financial assets at FVTPL		400	—
Loss on financial liabilities at FVTPL		288	331

	~~W~~	84,879	91,314

(2)	Details of interest income included in finance income for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Interest income on cash equivalents and short-term financial instruments	~~W~~	6,767	5,605
Interest income on installment receivables and others		10,153	19,675

	~~W~~	16,920	25,280

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

24.	Finance Income and Costs, Continued

(3)	Details of interest expenses included in finance costs for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Interest expense on borrowings	~~W~~	3,562	2,452
Interest expense on debentures		57,970	55,824
Others		13,583	16,144

	~~W~~	75,115	74,420

(4)	Details of impairment losses on financial assets for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Accounts receivable – trade	~~W~~	9,820	6,511
Other receivables		3,714	2,706

	~~W~~	13,534	9,217

25.	Income Tax Expense

Income tax expense was calculated by considering current tax expense adjusted to changes in estimates related to prior periods, and deferred tax expenses relating to origination and reversal of temporary differences.

26.	Earnings per Share

(1)	Basic earnings per share

1)	Basic earnings per share for the three-month periods ended March 31, 2018 and 2017 are calculated as follows:

	For the three-month period ended
(In millions of won, except for share data)	March 31, 2018		March 31, 2017
Profit for the period	~~W~~	694,959	589,134
Weighted average number of common shares outstanding		70,609,160	70,609,160

Basic earnings per share (in won)	~~W~~	9,842	8,344

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

26.	Earnings per Share, Continued

2)	The weighted average number of common shares outstanding for the three-month periods ended March 31, 2018 and 2017 are calculated as follows:

	For the three-month period ended
(In shares)	March 31, 2018	March 31, 2017
Issued common shares at January 1	80,745,711	80,745,711
Effect of treasury shares	(10,136,551)	(10,136,551)

Weighted average number of common shares outstanding at March 31	70,609,160	70,609,160

(2)	Diluted earnings per share

For the three-month periods ended March 31, 2018 and 2017, diluted earnings per share are the same as basic earnings per share as there are no dilutive potential common shares.

27.	Categories of Financial Instruments

(1)	Financial assets by category as of March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018
(In millions of won)	Financial assets at FVTPL		Equity instruments at FVOCI	Debt instruments at FVOCI	Financial assets at amortized cost	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	—	1,885,744	—	1,885,744
Financial instruments		—	—	—	567,726	—	567,726
Short-term investment securities		77,407	—	—	—	—	77,407
Long-term investment securities(*)		397,536	698,057	1,063	—	—	1,096,656
Accounts receivable - trade		—	—	—	2,102,956	—	2,102,956
Loans and other receivables		1,014,124	—	—	1,054,279	—	2,068,403
Derivative financial assets		9,373	—	—	—	3,139	12,512

	~~W~~	1,498,440	698,057	1,063	5,610,705	3,139	7,811,404

(*)	The Group designated W 698,057 million of equity instrument that is not held for trading as financial assets measured at FVOCI.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

27.	Categories of Financial Instruments, Continued

(1)	Financial assets by category as of March 31, 2018 and December 31, 2017 are as follows, Continued:

	December 31, 2017
(In millions of won)	Financial assets at fair value through profit or loss		Available-for- sale financial assets	Loans and receivables	Derivatives hedging instrument	Total
Cash and cash equivalents	~~W~~	—	—	1,457,735	—	1,457,735
Financial instruments		—	—	618,002	—	618,002
Short-term investment securities		97,003	47,383	—	—	144,386
Long-term investment securities		—	887,007	—	—	887,007
Accounts receivable – trade		—	—	2,138,755	—	2,138,755
Loans and other receivables(*)		—	—	1,962,083	—	1,962,083
Derivative financial assets		231,311	—	—	21,902	253,213

	~~W~~	328,314	934,390	6,176,575	21,902	7,461,181

(2)	Financial liabilities by category as of March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018
(In millions of won)	Financial liabilities at FVTPL		Financial liabilities at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	243,520	—	243,520
Derivative financial liabilities		—	—	44,934	44,934
Borrowings		—	274,804	—	274,804
Debentures(*)		60,566	7,416,910	—	7,477,476
Accounts payable - other and others		—	5,215,232	—	5,215,232

	~~W~~	60,566	13,150,466	44,934	13,255,966

(*)	Debentures classified as financial liabilities at FVTPL as of March 31, 2018 are structured bonds and they were designated as financial liabilities at FVTPL in order to eliminate a measurement inconsistency with the related derivatives.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

27.	Categories of Financial Instruments, Continued

(2)	Financial liabilities by category as of March 31, 2018 and December 31, 2017 are as follows, Continued:

	December 31, 2017
(In millions of won)	Financial liabilities measured at fair value through profit or loss		Financial liabilities measured at amortized cost	Derivatives hedging instrument	Total
Accounts payable – trade	~~W~~	—	351,711	—	351,711
Derivative financial liabilities		—	—	39,470	39,470
Borrowings		—	382,817	—	382,817
Debentures(*)		60,278	7,025,909	—	7,086,187
Accounts payable - other and others		—	4,865,519	—	4,865,519

	~~W~~	60,278	12,625,956	39,470	12,725,704

(*)	Debentures classified as financial liabilities at fair value through profit or loss as of December 31, 2017 are structured bonds and they were designated as financial liabilities at fair value through profit or loss in order to eliminate a measurement inconsistency with the related derivatives.

28.	Financial Risk Management

(1)	Financial risk management

The Group is exposed to credit risk, liquidity risk and market risk. Market risk is the risk related to the changes in market prices, such as foreign exchange rates and interest rates. The Group implements a risk management system to monitor and manage these specific risks.

The Group’s financial assets consist of cash and cash equivalents, financial instruments, investment securities, and accounts receivable - trade and other. Financial liabilities consist of accounts payable - other and other liabilities, borrowings, and debentures.

1) Market risk

(i) Currency risk

The Group incurs exchange position due to revenue and expenses from its global business. Major foreign currencies where the currency risk occur are USD, JPY and EUR. The Group determines the currency risk management policy after considering the nature of business and the presence of methods that mitigate the currency risk for each Group entities. Currency risk occurs on forecasted transactions and recognized assets and liabilities which are denominated in a currency other than the functional currency of each Group entity. The Group manages currency risk arising from business transactions by using currency forwards, etc.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

1) Market risk, Continued

(i) Currency risk, Continued

Monetary assets and liabilities denominated in foreign currencies as of March 31, 2018 are as follows:

	Assets			Liabilities
(In millions of won, thousands of foreign currencies)	Foreign currencies	Won translation		Foreign currencies	Won translation
USD	158,697	~~W~~	169,276	1,823,575	~~W~~	1,944,842
EUR	11,616		15,239	24		8
JPY	19,365		193	1,140		35
Others	—		10,201	—		6,306

		~~W~~	194,909		~~W~~	1,951,191

In addition, the Group has entered into cross currency swaps to hedge against currency risk related to foreign currency borrowings and debentures.

As of March 31, 2018, a hypothetical change in exchange rates by 10% would have increased (reduced) the Group’s income before income taxes as follows:

(In millions of won)	If increased by 10%		If decreased by 10%
USD	~~W~~	8,625	(8,625)
EUR		1,521	(1,521)
JPY		18	(18)
Others		389	(389)

	~~W~~	10,553	(10,553)

(ii) Interest rate risk

The interest rate risk of the Group arises from borrowings and debentures. Since the Group’s interest bearing assets are mostly fixed-interest bearing assets, the Group’s revenue and operating cash flows are not influenced by the changes in market interest rates.

The Group performs various analysis of interest rate risk to reduce interest rate risk and to optimize its financing. To minimize risks arising from changes in interest rates, the Group takes various measures such as refinancing, renewal, alternative financing and hedging.

As of March 31, 2018, the floating-rate borrowings and debentures of the Group are ~~W~~220,438 million and ~~W~~319,950 million, respectively, and the Group has entered into interest rate swap agreements for some of the floating-rate borrowings and debentures to hedge interest rate risk.

If the interest rate increases (decreases) 1%p with all other variables held constant, income before income taxes for the three-month period ended March 31 2018 would change by ~~W~~700 million due to the interest expense on floating-rate borrowings that are exposed to interest rate risk.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

2) Credit risk

The maximum credit exposure as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	March 31, 2018		December 31, 2017
Cash and cash equivalents	~~W~~	1,884,812	1,457,416
Financial instruments		567,726	618,002
Investment securities		30,676	19,928
Accounts receivable – trade		2,102,956	2,138,755
Loans and other receivables		2,068,403	1,962,083
Derivative financial assets		12,512	30,956

	~~W~~	6,667,085	6,227,140

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet his/her contractual obligations.

To manage credit risk, the Group evaluates the credit worthiness of each customer or counterparty considering the party’s financial information, its own trading records and other factors. Based on such information, the Group establishes credit limits for each customer or counterparty.

The Group establishes an allowance for doubtful accounts that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been expected to occur. The collective loss allowance is determined based on historical data of collection statistics for similar financial assets. Also, the Group’s credit risk can arise from transactions with financial institutions related to its cash and cash equivalents, financial instruments and derivatives. To minimize such risk, the Group has a policy to deal only with financial institutions with high credit ratings. The amount of maximum exposure to credit risk of the Group is the carrying amount of financial assets as of March 31, 2018.

3) Liquidity risk

The Group’s approach to managing liquidity is to ensure that it will always maintain sufficient cash and cash equivalents balances and have enough liquidity through various committed credit lines. The Group maintains enough liquidity with the maintenance of credit lines and robust operating activities.

Contractual maturities of financial liabilities as of March 31, 2018 are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Accounts payable - trade	~~W~~	243,520	243,520	243,520	—	—
Borrowings(*)		274,804	288,955	120,631	168,324	—
Debentures(*)		7,477,476	8,727,161	1,513,994	4,009,054	3,204,113
Accounts payable - other and others		5,215,232	5,353,959	4,168,900	872,323	312,736

	~~W~~	13,211,032	14,613,595	6,047,045	5,049,701	3,516,849

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

28.	Financial Risk Management, Continued

(1)	Financial risk management, Continued

3) Liquidity risk, Continued

The Group does not expect that the cash flows included in the maturity analysis could occur significantly earlier or at different amounts.

(*)	Includes interest payables.

As of March 31, 2018, periods in which cash flows from cash flow hedge derivatives are expected to occur are as follows:

(In millions of won)	Carrying amount		Contractual cash flows	Less than 1 year	1 - 5 years	More than 5 years
Assets	~~W~~	3,139	(4,454)	7,550	25,617	(37,621)
Liabilities		(44,934)	(45,618)	(30,423)	(15,195)	—

	~~W~~	(41,795)	(50,072)	(22,873)	10,422	(37,621)

(2)	Capital management

The Group manages its capital to ensure that it will be able to continue as a business while maximizing the return to shareholders through the optimization of its debt and equity structure. The overall capital management strategy of the Group is the same as that of the Group as of and for the year ended December 31, 2017.

The Group monitors its debt-equity ratio as a capital management indicator. This ratio is calculated as total liabilities divided by total equity both from the financial statements.

Debt-equity ratio as of March 31, 2018 and December 31, 2017 are as follows:

(In millions of won)	March 31, 2018		December 31, 2017
Total liabilities	~~W~~	16,146,565	15,399,474
Total equity		19,987,823	18,029,195
Debt-equity ratios		80.78%	85.41%

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

28.	Financial Risk Management, Continued

(3)	Fair value

1)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of March 31, 2018 are as follows:

	March 31, 2018
(In millions of won)	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
FVTPL	~~W~~	1,498,440	—	1,100,904	397,536	1,498,440
Derivative financial assets		3,139	—	3,139	—	3,139
FVOCI		699,120	565,226	—	133,894	699,120

	~~W~~	2,200,699	565,226	1,104,043	531,430	2,200,699

Financial liabilities that are measured at fair value
FVTPL	~~W~~	60,566	—	60,566	—	60,566
Derivative financial liabilities		44,934	—	44,934	—	44,934

	~~W~~	105,500	—	105,500	—	105,500

Financial liabilities that are not measured at fair value
Borrowings	~~W~~	274,804	—	275,762	—	275,762
Debentures		7,416,910	—	7,656,964	—	7,656,964
Long-term payables - other		1,352,390	—	1,426,950	—	1,426,950

	~~W~~	9,044,104	—	9,359,676	—	9,359,676

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

2)	Fair value and carrying amount of financial assets and liabilities including fair value hierarchy as of December 31, 2017 are as follows:

	December 31, 2017
	Carrying amount		Level 1	Level 2	Level 3	Total
Financial assets that are measured at fair value
Financial assets at fair value through profit or loss	~~W~~	328,314	—	106,057	222,257	328,314
Derivative financial assets		21,902	—	21,902	—	21,902
Available-for-sale financial assets		734,487	589,202	47,383	97,902	734,487

	~~W~~	1,084,703	589,202	175,342	320,159	1,084,703

Financial liabilities that are measured at fair value
Financial liabilities at fair value through profit or loss	~~W~~	60,278	—	60,278	—	60,278
Derivative financial liabilities		39,470	—	39,470	—	39,470

	~~W~~	99,748	—	99,748	—	99,748

Financial liabilities that are not measured at fair value
Borrowings	~~W~~	382,817	—	383,748	—	383,748
Debentures		7,025,909	—	7,325,370	—	7,325,370
Long-term payables - other		1,649,466	—	1,766,451	—	1,766,451

	~~W~~	9,058,192	—	9,475,569	—	9,475,569

The above information does not include fair values of financial liabilities of which fair values have not been measured as carrying amounts are reasonable approximation of fair values.

Available-for-sale financial assets amounting to ~~W~~199,903 million as of December 31, 2017 are measured at cost in accordance with K-IFRS 1039 since they are equity instruments which do not have quoted price in an active market for the identical instruments and for which fair value cannot be reliably measured using other valuation methods.

Fair value of the financial instruments that are traded in an active market (Financial assets at FVOCI) is measured based on the bid price at the end of the reporting date.

The Group uses various valuation methods for determination of fair value of financial instruments that are not traded in an active market. Derivative financial contracts and long-term liabilities are measured using the discounted present value methods. Other financial assets are determined using the methods such as discounted cash flow and market approach. Inputs used to such valuation methods include swap rate, interest rate, and risk premium, and the Group performs valuation using the inputs which are consistent with natures of assets and liabilities measured.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

28.	Financial Risk Management, Continued

(3)	Fair value, Continued

Interest rates used by the Group for the fair value measurement as of March 31, 2018 are as follows:

Interest rate
Derivative instruments	1.50 ~ 2.36%
Borrowings and debentures	2.56 ~ 2.63%
Long-term payables - other	2.34 ~ 2.69%

3)	There have been no transfers between Level 2 to Level 1 for the three-month period ended March 31, 2018 and changes of financial assets classified as Level 3 for the three-month period ended March 31, 2018 are as follows:

(In millions of won)	Balance at January 1, 2018		Impact of adopting K-IFRS No. 1109	Gain for the year	Other compre- hensive loss	Acquisition	Disposal	Balance at March 31, 2018
Financial assets at fair value through profit or loss	~~W~~	222,257	(222,257)	—	—	—	—	—
Available-for-sale financial assets		97,902	(97,902)	—	—	—	—	—
FVTPL		—	391,515	8,184	(85)	90	(2,168)	397,536
FVOCI		—	129,455	—	(306)	6,478	(1,733)	133,894

	~~W~~	320,159	200,811	8,184	(391)	6,568	(3,901)	531,430

(4)	Enforceable master netting agreement or similar agreement

Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2018 and December 31, 2017 are as follows:

	March 31, 2018
(In millions of won)	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	11,959	—	11,959	(11,959)	—
Accounts receivable – trade and others		90,633	(90,109)	524	—	524

	~~W~~	102,592	(90,109)	12,483	(11,959)	524

Financial liabilities:
Derivatives(*)	~~W~~	25,405	—	25,405	(11,959)	13,446
Accounts payable - other and others		90,109	(90,109)	—	—	—

	~~W~~	115,514	(90,109)	25,405	(11,959)	13,446

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

28.	Financial Risk Management, Continued

(4)	Enforceable master netting agreement or similar agreement, Continued

Carrying amount of financial instruments recognized of which offset agreements are applicable as of March 31, 2018 and December 31, 2017 are as follows, Continued:

	December 31,2017
(In millions of won)	Gross financial instruments recognized		Amount offset	Net financial instruments presented on the statement of financial position	Relevant financial instruments not offset	Net amount
Financial assets:
Derivatives(*)	~~W~~	26,645	—	26,645	(19,875)	6,770
Accounts receivable – trade and others		93,146	(92,409)	737	—	737

	~~W~~	119,791	(92,409)	27,382	(19,875)	7,507

Financial liabilities:
Derivatives(*)	~~W~~	19,875	—	19,875	(19,875)	—
Accounts payable – other and others		92,409	(92,409)	—	—	—

	~~W~~	112,284	(92,409)	19,875	(19,875)	—

(*)	The balance represents the net amount under the standard terms and conditions of International Swap and Derivatives Association.

29.	Transactions with Related Parties

(1)	List of related parties

Relationship	Company
Ultimate Controlling Entity	SK Holdings Co., Ltd.
Joint ventures	Dogus Planet, Inc. and 3 others
Associates	SK hynix Inc. and 39 others
Others	The Ultimate Controlling Entity’s other subsidiaries and associates, etc.

For the periods presented, the Group belongs to SK Group, a conglomerate as defined in the Monopoly Regulation and Fair Trade Act of the Republic of Korea. All of the other entities included in SK Group are considered related parties of the Group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

29.	Transactions with Related Parties, Continued

(2)	Compensation for the key management

The Parent Company considers registered directors who have substantial role and responsibility in planning, operations, and relevant controls of the business as key management. The compensation given to such key management for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Salaries	~~W~~	2,737	1,168
Defined benefits plan expenses		557	7
Share option		139	12

	~~W~~	3,433	1,187

Compensation for the key management includes salaries, non-monetary salaries, and retirement benefits incurred in relation to the pension plan and compensation expenses related to share options granted.

(3)	Transactions with related parties for the three-month periods ended March 31, 2018 and 2017 are as follows:

		For the three-month period ended March 31, 2018
(In millions of won) Scope	Company	Operating revenue and others		Operating expenses and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	5,546	282,162	3,628
Associates	F&U Credit information Co., Ltd.		672	13,647	—
	HappyNarae Co., Ltd.		134	3,825	5,684
	SK hynix Inc.(*2)		153,104	28	—
	KEB HanaCard Co., Ltd.		4,032	4,031	—
	Others		314	15,020	—

			158,256	36,551	5,684

Other	SK Engineering & Construction Co., Ltd.		797	221	—
	SK Innovation Co., Ltd		3,146	181	—
	SK Networks Co., Ltd.		3,887	284,667	—
	SK Networks Services Co., Ltd.		184	23,038	255
	SK Telesys Co., Ltd.		86	2,207	7,623
	SK TNS CO., LTD.		33	1,107	21,354
	Others		9,113	28,185	5,424

			17,246	339,606	34,656

		~~W~~	181,048	658,319	43,968

(*1)	Operating expenses and others include ~~W~~183,271 million of dividends declared by the Parent Company.
(*2)	Operating revenue and others include ~~W~~146,100 million of dividends declared by the associates which was deducted from the investment in associates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

29.	Transactions with Related Parties, Continued

(3)	Transactions with related parties for the three-month periods ended March 31, 2018 and 2017 are as follows, Continued:

		For the three-month period ended March 31, 2017
(In millions of won) Scope	Company	Operating revenue and others		Operating expenses and others	Acquisition of property and equipment
Ultimate Controlling Entity	SK Holdings Co., Ltd.(*1)	~~W~~	5,626	277,276	58,552
Associates	F&U Credit information Co., Ltd.		673	14,257	—
	HappyNarae Co., Ltd.		2,606	7,420	2,931
	SK hynix Inc.(*2)		92,550	32	—
	KEB HanaCard Co., Ltd.		4,597	3,686	—
	Others		1,241	21,386	—

			101,667	46,781	2,931

Other	SK Engineering & Construction Co., Ltd.		895	219	—
	SK Networks Co., Ltd.		4,074	244,670	—
	SK Networks Services Co., Ltd.		45	22,779	1,234
	SK Telesys Co., Ltd.		101	6,723	18,080
	SK Energy Co., Ltd.		840	134	—
	SK Innovation Co., Ltd		10,994	181	—
	SK TNS CO., LTD.		32	297	24,378
	Others		6,194	29,491	8,702

			23,175	304,494	52,394

		~~W~~	130,468	628,551	113,877

(*1)	Operating expenses and others include ~~W~~183,271 million of dividends declared by the Parent Company.
(*2)	Operating revenue and others include ~~W~~87,660 million of dividends declared by the associates which was deducted from the investment in associates.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2018 and December 31, 2017 are as follows:

		March 31, 2018
		Accounts receivable			Accounts payable
(In millions of won) Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable - other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	11,321	231,458
Associates	HappyNarae Co., Ltd.		—	383	3,429
	F&U Credit information Co., Ltd.		—	88	1,099
	SK hynix Inc.		—	151,110	—
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,360	10,059
	S.M. Culture & Contents Co.,Ltd.		—	—	2,138
	Xian Tianlong Science and Technology Co., Ltd.		7,032	—	—
	Others		611	2,056	31

			29,790	193,409	16,756

Other	SK Engineering & Construction Co., Ltd.		—	772	1
	SK Networks. Co., Ltd.		—	3,271	210,992
	SK Networks Services Co., Ltd.		—	—	7,663
	SK Telesys Co., Ltd.		—	36	4,297
	SK TNS Co., Ltd.		—	8	19,796
	SK Innovation Co., Ltd.		—	2,383	496
	SK Energy Co., Ltd.		—	1,014	237
	SK Gas Co., Ltd.		—	1,587	9
	Others		—	9,765	16,465

			—	18,836	259,956

		~~W~~	29,790	223,566	508,170

(*)	As of March 31, 2018, the Parent Company recognized full loan loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

29.	Transactions with Related Parties, Continued

(4)	Account balances with related parties as of March 31, 2018 and December 31, 2017 are as follows, Continued:

		December 31, 2017
		Accounts receivable			Accounts payable
(In millions of won) Scope	Company	Loans		Accounts receivable - trade and others	Accounts payable - other and others
Ultimate Controlling Entity	SK Holdings Co., Ltd.	~~W~~	—	2,068	148,066
Associates	HappyNarae Co., Ltd.		—	15	6,865
	F&U Credit information Co., Ltd.		—	21	1,612
	SK hynix Inc.		—	2,803	94
	Wave City Development Co., Ltd.		—	38,412	—
	Daehan Kanggun BcN Co., Ltd.(*)		22,147	—	—
	KEB HanaCard Co., Ltd.		—	1,427	11,099
	S.M. Culture & Contents Co., Ltd.		—	448	8,963
	Xian Tianlong Science and Technology Co., Ltd.		7,032	—	—
	Others		611	2,272	1,164

			29,790	45,398	29,797

Other	SK Engineering & Construction Co., Ltd.		—	2,033	69
	SK Networks. Co., Ltd.		—	3,050	267,297
	SK Networks Services Co., Ltd.		—	15	9,522
	SK Telesys Co., Ltd.		—	36	58,346
	SK TNS Co., Ltd.		—	3	140,311
	SK Innovation Co., Ltd.		—	4,112	599
	SK Energy Co., Ltd.		—	2,965	582
	SK Gas Co., Ltd.		—	1,941	9
	Others		—	2,998	27,318

			—	17,153	504,053

Total		~~W~~	29,790	64,619	681,916

(*)	As of December 31, 2017, the Parent Company recognized full loan loss allowance for the balance of loans to Daehan Kanggun BcN Co., Ltd.
(5)	SK m&service Co., Ltd., a subsidiary of the Parent Company, has entered into a service agreement with SK Energy Co., Ltd. and provided a blank note to SK Energy Co., Ltd., with regard to this transaction.
(6)	As of March 31, 2018, the Group provides USD14,377,300 of payment guarantees in connection with the borrowings of Celcom Planet, a joint venture of the Group.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

30.	Commitments and Contingencies

(1)	Collateral assets and commitments

SK Broadband Co., Ltd., a subsidiary of the Parent Company, has pledged its properties as collateral for leases of buildings to secure lease payments up to ~~W~~4,144 million as of March 31, 2018.

SK Broadband Co., Ltd. has guaranteed the payment of employees’ borrowings relating to employee stock ownership program and provided short-term financial instruments amounting to ~~W~~263 million as collateral as of March 31, 2018.

(2)	Legal claims and litigations

As of March 31, 2018, the Group is involved in various legal claims and litigation. Provision recognized in relation to these claims and litigation is immaterial. In connection with these legal claims and litigation for which no provision was recognized, management does not believe the Group has a present obligation, nor is it expected any of these claims or litigation will have a significant impact on the Group’s financial position or operating results in the event an outflow of resources is ultimately necessary.

(3)	Accounts receivables from sale of handsets

The dealers of the Parent Company sell handsets to the Parent Company’s wireless subscribers on an installment basis. During the three-month period ended March 31, 2018, the Parent Company entered into a comprehensive agreement to purchase the accounts receivables from handset sales with dealers and to transfer the accounts receivables from handset sales to special purpose companies which were established with the purpose of liquidating receivables, respectively.

The accounts receivables from sale of handsets amounting to ~~W~~1,050,658 million as of March 31, 2018 which the Parent Company purchased according to the relevant comprehensive agreement are recognized as accounts receivable – other and long-term accounts receivable – other.

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

31.	Statements of Cash Flows

(1)	Adjustments for income and expenses from operating activities for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Interest income	~~W~~	(16,920)	(25,280)
Dividend		(15,142)	(10,151)
Gain on foreign currency translations		(558)	(7,175)
Gain on disposal of long-term investments securities		—	(2,269)
Gain on valuation of derivatives		(319)	(355)
Gain on sale of accounts receivable - other		(3,749)	(5,025)
Gain relating to investments in associates and joint ventures, net		(626,643)	(379,961)
Gain on disposal of property, equipment and intangible assets		(2,157)	(4,524)
Gain relating to financial assets at FVTPL		(9,502)	—
Other income		(204)	(20)
Interest expenses		75,115	74,420
Loss on foreign currency translations		480	9,633
Loss on disposal of long-term investments securities		—	49
Loss on sale of accounts receivable - other		2,458	2,518
Income tax expense		213,618	140,739
Expense related to defined benefit plan		31,781	29,114
Share option		139	12
Depreciation and amortization		823,908	794,643
Bad debt for accounts receivable - trade		9,820	6,511
Loss on disposal of property and equipment and intangible assets		3,068	10,127
Impairment loss on property and equipment and intangible assets		903	2,194
Bad debt for accounts receivable - other		3,714	2,706
Loss related to financial assets at FVTPL		400	—
Loss related to financial liabilities at FVTPL		288	331
Loss on impairment of investment assets		455	2,447
Other expenses		4,648	1,507

	~~W~~	495,601	642,191

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

31.	Statements of Cash Flows, Continued

(2)	Changes in assets and liabilities from operating activities for the three-month periods ended March 31, 2018 and 2017 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2018		March 31, 2017
Accounts receivable – trade	~~W~~	29,989	61,060
Accounts receivable – other		(89,187)	286,134
Accrued income		(677)	82
Advance payments		9,643	350
Prepaid expenses		3,261	(833)
Value-Added Tax refundable		5,667	3,396
Inventories		18,103	11,513
Long-term accounts receivable - other		154,185	80,062
Contract assets		17,891	—
Guarantee deposits		5,908	7,654
Accounts payable – trade		(112,866)	(92,671)
Accounts payable – other		(221,714)	(467,796)
Advanced receipts		—	(11,573)
Withholdings		181,981	86,558
Contract liabilities		3,042	—
Deposits received		(1,176)	(220)
Accrued expenses		(161,782)	(162,111)
Value-Added Tax payable		23,236	19,417
Unearned revenue		—	(3,282)
Provisions		(279)	926
Long-term provisions		724	(2,887)
Plan assets		13,727	10,914
Retirement benefit payment		(14,562)	(14,507)
Others		(3,519)	(665)

	~~W~~	(138,405)	(188,479)

(3)	Significant non-cash transactions for the three-month periods ended March 31 2018 and 2017 are as follows:

	For the three-month period ended
(In millions of won)	March 31, 2018	March 31, 2017
Decrease in accounts payable - other relating to the acquisition of property and equipment and intangible assets	(471,595)	(414,885)

SK TELECOM CO., LTD. and Subsidiaries

Notes to the Condensed Consolidated Interim Financial Statements

For the three-month periods ended March 31, 2018 and 2017

32.	Subsequent Events

On May 8, 2018, the Group entered into a contract to acquire 740,895 shares of Siren Holdings Korea Co., Ltd. at ~~W~~702,000 million in cash in order to strengthen the security business and expand customer base for ‘Home’ business. This contract requires Siren Holdings Korea Co., Ltd. to merge Siren Investments Korea Co., Ltd. which wholly owns ADT Caps Co., Ltd. as a prerequisite. At the conclusion of this acquisition, the Group expects to own 55% ownership interests of Siren Holdings Korea Co., Ltd. and will obtain control over ADT Caps Co., Ltd. The acquisition transaction is subject to government’s approval.

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